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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 27, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

YETI Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3949 (Primary Standard Industrial Classification Code Number)	45-5297111 (I.R.S. Employer Identification Number)

7601 Southwest Parkway
Austin, Texas 78735
(512) 394-9384
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Matthew J. Reintjes
President and Chief Executive Officer, Director
7601 Southwest Parkway
Austin, Texas 78735
(512) 394-9384
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Timothy R. Curry Kimberly J. Pustulka Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Bryan C. Barksdale Senior Vice President, General Counsel and Secretary YETI Holdings, Inc. 7601 Southwest Parkway Austin, Texas 78735 (512) 394-9384	Michael Benjamin Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable, after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(3)

Common Stock, $0.01 par value per share	$100,000,000	$12,450

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase. See "Underwriting."

(3)
A registration fee in the amount of $10,070.00 was previously paid by the Registrant in connection with the filing of a Registration Statement on Form S-1 (Registration No. 333-212379) on July 1, 2016. The Registrant did not sell any securities pursuant to the Registration Statement No. 333-212379 and it was withdrawn on March 26, 2018. Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, the filing fee of $10,070.00 previously paid by the Registrant will be used to offset the filing fee of $12,450.00 required for the filing of this Registration Statement.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated September 27, 2018

PROSPECTUS

            Shares

Common Stock

        This is the initial public offering of shares of common stock of YETI Holdings, Inc. We are selling            shares of our common stock and the selling stockholders identified in this prospectus are selling            shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

        We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. We have applied to list our common stock on the New York Stock Exchange under the symbol "YETI."

        We are an "emerging growth company" under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        After the completion of this offering, Cortec Group Fund V, L.P. and its affiliates will control a majority of the voting power of our common stock with respect to the election of our directors. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange listing standards. See "Management—Controlled Company Exemption."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 15 of this prospectus.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

(1)
See "Underwriting" for additional information regarding total underwriter compensation.

        The underwriters may also exercise their option to purchase up to an additional            shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to purchasers on or about                        , 2018.

BofA Merrill Lynch	Morgan Stanley	Jefferies

Baird	Piper Jaffray

Citigroup	Goldman Sachs & Co. LLC

KeyBanc Capital Markets	William Blair	Raymond James	Stifel

                        , 2018

        You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us and the selling stockholders. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information different from, or in addition to, the information contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For Investors Outside the United States

        Neither we, the selling stockholders, nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Trademarks, Trade Names, and Service Marks

        We use various trademarks, trade names, and service marks in our business, including, without limitation, YETI®, Tundra®, Hopper®, Hopper Flip®, YETI TANK®, Rambler®, Colster®, Roadie®, BUILT FOR THE WILD®, LOAD-AND-LOCK®, YETI Authorized™, YETI PRESENTS™, YETI Custom Shop™, Panga™, LoadOut™, Camino™, Hondo™, SideKick™, SideKick Dry™, Silo™, YETI ICE™, EasyBreathe™, FlexGrid™, PermaFrost™, T-Rex™, Haul™, NeverFlat™, StrongArm™, Vortex™, SteadySteel™, Hopper BackFlip™, ThickSkin™, DryHaul™, SureStrong™, LipGrip™, No Sweat™,

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Boomer™, Tocayo™, Lowlands™, TripleGrip™, TripleHaul™, Over-the-Nose™, FatLid™, MagCap™, DoubleHaul™, HydroLok™, and ColdCell™. YETI also uses trade dress for its distinctive product designs. For convenience, we may not include the ® or ™ symbols in this prospectus, but such omission is not meant to and does not indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names, or service marks referred to in this registration statement and the prospectus that are not owned by us are the property of their respective owners.

Industry, Market, and Other Data

        This prospectus includes estimates, projections, and other information concerning our industry and market data, including data regarding the estimated size of the market, projected growth rates, and perceptions and preferences of consumers. We obtained this data from industry sources, third-party studies, including market analyses and reports, and internal company surveys. Industry sources generally state that the information contained therein has been obtained from sources believed to be reliable. Although we are responsible for all of the disclosure contained in this prospectus, and we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate.

Basis of Presentation

        Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53 week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. References herein to "2017" relate to the 52 weeks ended December 30, 2017, and references herein to "2016" and "2015" relate to the years ended December 31, 2016 and December 31, 2015, respectively. The second quarter of 2018 ended on June 30, 2018, and the second quarter of 2017 ended on July 1, 2017. In this prospectus, unless otherwise noted, when we compare a metric between one period and a "prior period," we are comparing it to the corresponding period from the prior fiscal year.

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PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Unless the context requires otherwise, the words "YETI," "we," "company," "us," and "our" refer to YETI Holdings, Inc. and its subsidiaries, as applicable.

YETI: Built for the Wild

        We believe that by consistently designing and marketing innovative and outstanding outdoor products, we make an active lifestyle more enjoyable and cultivate a growing group of passionate and loyal customers.

        Our Founders, Roy and Ryan Seiders, are avid outdoorsmen who were frustrated with equipment that could not keep pace with their interests in hunting and fishing. By utilizing forward-thinking designs and advanced manufacturing techniques, they developed a nearly indestructible hard cooler with superior ice retention. Our original cooler not only delivered exceptional performance, it anchored an authentic, passionate, and durable bond among customers and our company.

        Today, we are a rapidly growing designer, marketer, retailer, and distributor of a variety of innovative, branded, premium products to a wide-ranging customer base. Our brand promise is to ensure each YETI product delivers exceptional performance and durability in any environment, whether in the remote wilderness, at the beach, or anywhere else life takes you. By consistently delivering high-performing products, we have built a following of engaged brand loyalists throughout the United States, Canada, Australia, and elsewhere, ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. Our relationship with customers continues to thrive and deepen as a result of our innovative new product introductions, expansion and enhancement of existing product families, and multifaceted branding activities.

        Our diverse product portfolio includes:

        We bring our products to market through a diverse and powerful omni-channel strategy, comprised of our select group of national and independent retail partners and our direct-to-consumer and corporate sales, or DTC, channel. Our DTC channel is comprised of YETI.com, YETIcustomshop.com, YETI Authorized on the Amazon Marketplace, corporate sales, and our flagship store in Austin, Texas. Our DTC channel provides authentic, differentiated brand experiences, customer engagement, and expedited customer feedback, enhancing the product development cycle while providing diverse avenues for growth.

        The broadening demand for our innovative and distinctive products is evidenced by our net sales growth from $89.9 million in 2013 to $639.2 million in 2017, representing a compound annual growth rate, or CAGR, of 63%. Over the same period, operating income grew from $15.2 million to $64.0 million, representing a CAGR of 43%, net income grew from $7.3 million to $15.4 million, representing a CAGR of 21%, Adjusted Operating Income grew from $16.3 million to $76.0 million, representing a CAGR of 47%, Adjusted Net Income grew from $8.0 million to $23.1 million, representing a CAGR of 30%, and our Adjusted EBITDA increased from $21.8 million to $97.5 million, representing a CAGR of 45%.

        See "—Summary Consolidated Financial and Other Data" for a reconciliation of Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA, each a non-GAAP (as defined below) measure, to operating income, net income, and net income, respectively.

How is YETI different?

        We believe the following strengths fundamentally differentiate us from our competitors and drive our success:

        Influential, Growing Brand with Passionate Following.    The YETI brand stands for innovation, performance, uncompromising quality, and durability. We believe these attributes have made us the preferred choice of a wide variety of customers, from professional outdoors people to those who simply appreciate product excellence. Our products are used in and around an expanding range of pursuits, such as fishing, hunting, camping, climbing, snow sports, surfing, barbecuing, tailgating, ranch and rodeo, and general outdoors, as well as in life's daily activities. We support and build our brand through a multifaceted strategy, which includes innovative digital, social, television, and print media, our YETI Dispatch magalog, and several grass-roots initiatives that foster customer engagement. Our brand is embodied and personified by our YETI Ambassadors, a diverse group of men and women from throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. The success of our brand-building strategy is partially demonstrated by our approximately 1.4 million new customers to YETI.com since 2013 and approximately 1.0 million Instagram followers as of June 30, 2018. In 2017 and the first six months of 2018, we added approximately 0.5 million and 0.2 million new customers to YETI.com, respectively.

        Our loyal customers act as brand advocates. YETI owners often purchase and proudly wear YETI apparel and display YETI banners and decals. As evidenced by the respondents to our May 2018 YETI owner study, 95% say they have proactively recommended our products to their friends, family, and others through social media or by word-of-mouth. Their brand advocacy, coupled with our varied marketing efforts, has consistently extended our appeal to the broader "YETI Nation." As we have expanded our product lines, extended our YETI Ambassador base, and broadened our marketing messaging, we have cultivated an audience of both men and women living throughout the United States and, increasingly, in international markets. Based on our annual owner studies, from 2015 to 2018 our customer base has evolved from 9% female to 34%, and from 64% aged 45 and under to 70%. While we have continued to invest in and remain true to our heritage hunting and fishing communities, our customer base evolved from 69% hunters to 38% during that same time period as our appeal broadened beyond those heritage communities. Further, based on our quarterly Brand Tracking Study, our unaided brand awareness in the coolers and drinkware markets in the United States has grown from 7% in 2015 to 24% in 2017, representing 243% growth during that period and indicating significant opportunity for future expansion, particularly in more densely populated United States markets.

        Superior Design Capabilities and Product Development.    At YETI, product is at our core and innovation fuels us. By employing an uncompromising approach to product performance and functionality, we have expanded on our original hard cooler offering and extended beyond our hunting and fishing heritage by introducing innovative new products, including soft coolers, drinkware, travel bags, backpacks, multipurpose buckets, outdoor chairs, blankets, dog bowls, apparel, and accessories. We believe that our new products appeal to our long-time customers as well as customers first experiencing our brand. We carefully design and rigorously test all new products, both in our innovation center and in the field, consistent with our commitment to delivering outstanding functional performance.

        We believe our products continue to set new performance standards in their respective categories. Our expansive team of in-house engineers and designers develops our products using a comprehensive stage-gate process that ensures quality control and optimizes speed-to-market. We use our purpose-built, state-of-the-art research and development center to rapidly generate design prototypes and test performance. Our global supply chain group, with offices in Austin, Texas and mainland China, sources and partners with qualified suppliers to manufacture our products to meet our rigorous specifications. As a result, we control the innovation process from concept through design, production, quality assurance, and launch. To ensure we benefit from the significant investment we make in product innovation, we actively manage and aggressively protect our intellectual property.

        We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. Our current product portfolio gives customers access to our brand at multiple price points, ranging from a $20 Rambler tumbler to a $1,300 Tundra hard cooler. We expand our existing product families and enter new product categories by creating solutions grounded in consumer insights and relevant market knowledge. We believe our product families, extensions, variations, and colorways, in addition to new product launches, result in repeat purchases by existing customers and consistently attract new customers to YETI.

        Balanced, Omni-Channel Distribution Strategy.    We distribute our products through a balanced omni-channel platform, consisting of our wholesale and DTC channels. In our wholesale channel, we sell our products through select national and regional accounts and an assemblage of independent retail partners throughout the United States and, more recently, Australia, Canada, and Japan. We carefully evaluate and select retail partners that have an image and approach that are consistent with our premium brand and pricing. Our domestic national and regional specialty retailers include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops, and Ace Hardware. As of June 30, 2018, we also sold through a diverse base of nearly 4,800 independent retail partners, including outdoor specialty, hardware, sporting goods, and farm and ranch supply stores, among others. Our DTC channel consists primarily of online and inbound telesales and has grown from 8% of our net sales in 2015 to 30% in 2017. On YETI.com and at our flagship store, we showcase the entirety of our extensive product portfolio. Through YETIcustomshop.com and our corporate sales programs, we offer customers and businesses the ability to customize many of our products with licensed marks and original artwork. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers the highest level of brand engagement and further builds customer loyalty, while generating attractive margins. As part of our commitment to premium positioning, we maintain supply discipline, consistently enforce our minimum advertised pricing, or MAP, policy across our wholesale and DTC channels, and sell primarily through one-step distribution.

        Scalable Infrastructure to Support Growth.    As we have grown, we have worked diligently and invested significantly to further build our information technology capabilities, while improving business process effectiveness. This robust infrastructure facilitates our ability to manage our global manufacturing base, optimize complex distribution logistics, and effectively serve our consistently expanding customer base. We believe our global team, sophisticated technology backbone, and extensive experience provide us with the capabilities necessary to support our future growth.

        Experienced Management Team.    Our senior management team, led by our President and Chief Executive Officer, or CEO, Matt Reintjes, is comprised of experienced executives from large global product and services businesses and publicly listed companies. They have proven track records of scaling businesses, leading innovation, expanding distribution, and managing expansive global operations. Our culture is an embodiment of the values of our Founders who continue to work as a member of our product development team and a YETI Ambassador and help to identify new opportunities and drive innovation.

Our Growth Strategies

        We plan to continue growing our customer base by driving YETI brand awareness, introducing new and innovative products, entering new product categories, accelerating DTC sales, and expanding our international presence.

        Expand Our Brand Awareness and Customer Base.    Creating brand awareness among new customers and in new geographies has been, and remains, central to our growth strategy. We drive our brand through multilayered marketing programs, word-of-mouth referral, experiential brand events, YETI Ambassador reach, and product use. We have significantly invested in increasing brand awareness, spending $156.5 million in marketing initiatives from 2013 to 2017, including $50.7 million in 2017. This growth is illustrated by the increase in our gross sales derived from outside our heritage markets, which have increased significantly since 2013. We define our heritage markets as the South Atlantic, East South Central, and West South Central, as defined by the U.S. Census Bureau.

        While we have meaningfully grown and expanded our brand reach throughout the United States and developed an emerging international presence, according to our quarterly brand study, unaided brand awareness, or consumers' awareness of our brand without prompt, in non-heritage markets remains meaningfully below unaided brand awareness in heritage markets. We believe our sales growth will be driven, in part, by continuing to grow YETI's brand awareness in these non-heritage markets.

        Introduce New and Innovative Products.    We have a track record of consistently broadening our high performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs and wants drives our robust product pipeline. We typically enter a product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then accessories, as exemplified by our current product portfolio. In 2017, we expanded our Drinkware line to new colorways, launched our Hopper Two soft cooler, and added new Hopper Flip sizes and colors. We added to our Coolers & Equipment offering with the introductions of our Panga submersible duffel and LoadOut multipurpose bucket. In 2018, we introduced our Camino Carryall bag, Hondo base camp chair, Hopper Backflip backpack, Rambler wine tumblers, Haul wheeled cooler, Silo water cooler, Panga submersible backpack, Tocayo backpack, Boomer dog bowl, and Lowlands blanket. We have also meaningfully enhanced our customization capabilities through YETIcustomshop.com, which offers a broad assortment of custom logo Drinkware and coolers to individual and corporate clients.

        As we have done historically, we have identified several opportunities in new, adjacent product categories where we believe we can redefine performance standards and offer superior quality and design to customers. We believe these new opportunities will further bridge the connection between indoor and outdoor life and are consistent with our objective to have YETI products travel with customers wherever they go.

        Increase Direct-to-Consumer and Corporate Sales.    DTC represents our fastest growing sales channel, with net sales increasing from $14.1 million in 2013 to $194.4 million in 2017. Our DTC channel provides customers and businesses ready access to our brand, branded content, and full product assortment. We intend to continue to drive direct sales to our varied customers through: YETI.com; YETIcustomshop.com; YETI Authorized on the Amazon Marketplace; our corporate sales initiatives; increasing the number of our own retail stores; and our international YETI websites. In 2017, we had nearly 29.5 million visits to YETI.com and YETIcustomshop.com, of which 16.7 million were unique visitors and 0.8 million resulted in purchases. We believe we will continue to grow visitors to YETI.com and convert a portion of them to our customers. With YETIcustomshop.com, we believe there are significant opportunities to expand our licensing portfolio in sports and entertainment, along with numerous opportunities to further drive customized consumer and corporate sales. We began selling through YETI Authorized on the Amazon Marketplace in late 2016 and have enjoyed rapid reach expansion and sales growth since that time. Based upon our growth to date, we are optimistic about continued expansion through this important distribution channel. In 2017, we opened our flagship retail store in Austin, which is a showroom for our products as well as an event space. Sales from our flagship store have continued to grow since its opening. Building on the strong response to our flagship store, we intend to open a company store for employees and additional retail stores in the second half of 2018 or in 2019.

        Increasing sales through these various DTC channels enables us to control our product offering and how it is communicated to new and existing customers, fosters customer engagement, provides rapid feedback on new product launches, and enhances our demand forecasting. Further, our DTC channels provide customers an immersive and YETI-only experience, which we believe strengthens our brand.

        Expand into International Markets.    We believe we have the opportunity to continue to diversify and grow sales into existing and new international markets. In 2017, we successfully entered Canada and Australia, and 2018 net sales have continued to grow in both of these countries. In 2018, we successfully entered Japan. Our focus is on driving brand awareness, dealer expansion, and our DTC channel in these new markets. We believe there are meaningful growth opportunities by expanding into additional international markets, such as Europe and Asia, including China, as many of the market dynamics and premium, performance-based consumer needs that we have successfully identified domestically are also valued in these markets.

Our Market

        Our premium products are designed for use in a wide variety of activities, from professional to recreational and outdoor to indoor, and can be used all year long. As a result, the markets we serve are broad as well as deep, including, for example, outdoor, housewares, home and garden, outdoor living, industrial, and commercial. While our product reach extends into numerous and varied markets, as of today, we primarily serve the United States outdoor recreation market. The outdoor recreation products market is a large, growing, and diverse economic super sector, which includes consumers of all genders, ages, ethnicities, and income levels. According to the Outdoor Industry Association's Outdoor Recreation Economy Reports, which are published every five years, outdoor recreation product sales in the United States grew from a total of approximately $120.7 billion in 2011 to a total of approximately $184.5 billion in 2016, representing a 9% CAGR.

Selected Risks Associated with Our Business

        Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this prospectus summary. Some of these principal risks include the following:

  •
  our business depends on maintaining and strengthening our brand and generating and maintaining ongoing demand for our products, and a significant reduction in demand could harm our results of operations;

  •
  if we are unable to successfully design and develop new products, our business may be harmed;

  •
  we may not be able to effectively manage our growth;

  •
  our growth depends in part on expanding into additional consumer markets, and we may not be successful in doing so;

  •
  our plans for international expansion may not be successful;

  •
  the outdoor and recreation market is highly competitive and includes numerous other brands and retailers that offer a wide variety of products that compete with our products; if we fail to compete effectively, or fail to protect our brand, our business would be harmed;

  •
  we rely on third-party contract manufacturers and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations;

  •
  fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs;

  •
  our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations;

  •
  a significant portion of our sales are to national, regional, and independent retail partners and our business could be harmed if these retail partners decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, to take other actions that reduce their purchases of our products, or if they are disproportionately affected by economic conditions;

  •
  our future success depends on the continuing efforts of our management and key employees and our ability to attract and retain highly-skilled personnel and senior management;

  •
  our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with the covenants in the Credit Agreement, dated as of May 19, 2016, by and among YETI Holdings, Inc., the lenders from time to time party thereto and Bank of America,

    N.A., as administrative agent, as amended, which we refer to as the Credit Facility, our liquidity and results of operations could be harmed; and

  •
  we will be a "controlled company" and, as a result, we intend to rely on exemptions from certain corporate governance requirements.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

  •
  an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

  •
  an exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or PCAOB, may adopt regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

  •
  reduced disclosure about our executive compensation arrangements;

  •
  an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or any golden parachute arrangements;

  •
  extended transition periods for complying with new or revised accounting standards; and

  •
  the ability to present more limited financial data, including presenting only three years of selected financial data in this registration statement, of which this prospectus is a part.

        We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act.

        We currently intend to take advantage of all of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.

Our Sponsor

        Cortec Group Fund V, L.P. and its affiliates, or Cortec, has been our principal stockholder since its initial investment in 2012.

        After the closing of this offering, Cortec will own approximately        % of our outstanding common stock (or approximately        % if the underwriters exercise their option to purchase additional shares in full). In addition, Cortec will have the right to vote in the election of our directors the shares of common stock held by Roy Seiders, Ryan Seiders, their respective affiliates, and certain other stockholders pursuant to a voting agreement, or the Voting Agreement, to be entered into upon the pricing of this offering. As a result, upon the completion of this offering, the group formed by the Voting Agreement will control more than 50% of the total voting power of our common stock with respect to the election of our directors.

        In May 2016, we declared and paid a dividend, or the Special Dividend, as a partial return of capital to our stockholders. The Special Dividend totaled $451.3 million, of which Cortec received $312.1 million.

Corporate Information

        We were founded in 2006 by brothers Roy and Ryan Seiders in Austin, Texas and were subsequently incorporated as YETI Coolers, Inc., a Texas corporation, in 2010. In 2012, Cortec became our principal stockholder. In connection with Cortec's investment in YETI in 2012, YETI Coolers, Inc. was converted into YETI Coolers, LLC, a Delaware limited liability company, and subsequently YETI Coolers, LLC was acquired by an indirect subsidiary of YETI Holdings, Inc., a Delaware corporation incorporated in 2012 by Cortec. Thereafter, through two subsequent mergers, YETI Coolers, LLC became a wholly owned subsidiary of YETI Holdings, Inc. As part of the acquisition of YETI Coolers, LLC, our Founders and certain other equity holders exchanged a portion of their proceeds from the sale of YETI Coolers, LLC for equity in YETI Holdings, Inc. As a result, YETI Holdings, Inc. is currently majority owned by Cortec, with the remaining ownership being shared by our Founders, certain other management equity holders and select investors.

        Our principal executive and administrative offices are located at 7601 Southwest Parkway, Austin, Texas 78735, and our telephone number is (512) 394-9384. Our website address is YETI.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares ( shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters' option to purchase additional shares from the selling stockholders

The underwriters have a 30-day option to purchase up to            additional shares of our common stock from the selling stockholders at the public offering price less estimated underwriting discounts and commissions.

Common stock to be outstanding after this offering	shares
Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock that we are selling in this offering of approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We currently intend to use the net proceeds from this offering to repay $            of outstanding borrowings under the Credit Facility and will use the remainder, if any, for general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See "Use of Proceeds" for a complete description of the intended use of proceeds from this offering.

Controlled company

Pursuant to the Voting Agreement, upon the closing of this offering, Cortec will control more than 50% of the total voting power of our common stock with respect to the election of our directors. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange, or NYSE, listing standards, and therefore will be exempt from certain NYSE corporate governance requirements.

Risk factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Proposed NYSE symbol	"YETI"

        The number of shares of our common stock that will be outstanding after this offering is based on 204,401,582 shares of our common stock outstanding as of August 31, 2018, and excludes:

  •
  6,740,000 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of August 31, 2018 under the YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan, as amended and restated June 20, 2018, or the 2012 Plan, with a weighted average exercise price of $0.81 per share;

  •
  3,553,487 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of August 31, 2018 under the 2012 Plan, with an estimated fair value of $12.60 per share;

  •
  5,584,931 shares of our common stock reserved for future issuance under the 2012 Plan which, upon the effectiveness of the 2018 Equity and Incentive Compensation Plan, or the 2018 Plan, will no longer be available for awards under the 2012 Plan or the 2018 Plan; and

  •
  12,000,000 shares of our common stock reserved for future issuance under the 2018 Plan.

        Except as otherwise indicated, all information in this prospectus assumes or reflects:

  •
  no exercise of the underwriters' option to purchase additional shares from the selling stockholders;

  •
  no exercise or settlement of outstanding stock options;

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur prior to the completion of this offering;

  •
  the amendment and restatement of our certificate of incorporation prior to the completion of this offering to effect a                 -for-                split of our common stock, including an                in the authorized shares of our capital stock, and all share, option, and per share information in this prospectus will be adjusted to reflect the split on a retroactive basis; and

  •
  the amendment of our certificate of incorporation on May 5, 2016 to effect a 2,000-for-one forward split of our common stock, including an increase in the authorized shares of our capital stock, and all share, option, and per share information in this prospectus has been adjusted to reflect the split on a retroactive basis.

Summary Consolidated Financial and Other Data

        The following tables set forth a summary of our historical summary consolidated financial data for the periods and at the dates indicated. Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. Fiscal year 2017 included 52 weeks, and the first six months of fiscal 2018 and fiscal 2017 included 26 weeks. The following table sets forth consolidated financial data for 2017, 2016, and 2015, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of and for the six months ended June 30, 2018 and for the six months ended July 1, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for a fair presentation of this information. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements, our unaudited financial statements, and related notes appearing elsewhere in this prospectus and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Six Months Ended				Fiscal Year Ended
(in thousands, except per share data)	June 30, 2018		July 1, 2017		December 30, 2017		December 31, 2016		December 31, 2015
Statements of Operations
Net sales	$341,545	100%	$254,108	100%	$639,239	100%	$818,914	100%	$468,946	100%
Cost of goods sold	183,786	54%	134,822	53%	344,638	54%	404,953	49%	250,245	53%

Gross profit	157,759	46%	119,286	47%	294,601	46%	413,961	51%	218,701	47%
Selling, general and administrative expenses	121,329	36%	103,908	41%	230,634	36%	325,754	40%	90,791	19%

Operating income	36,430	11%	15,378	6%	63,967	10%	88,207	11%	127,910	27%
Interest expense	(16,719)	5%	(15,610)	6%	(32,607)	5%	(21,680)	3%	(6,075)	1%
Other (expense) income	(111)	0%	1,150	0%	699	0%	(1,242)	0%	(6,474)	1%

Income before income taxes	19,600	6%	918	0%	32,059	5%	65,285	8%	115,361	25%
Income tax expense	(4,036)	1%	(762)	0%	(16,658)	3%	(16,497)	2%	(41,139)	9%

Net income	$15,564	5%	$156	0%	$15,401	2%	$48,788	6%	$74,222	16%

Net income attributable to noncontrolling interest	—	0%	—	0%	—	0%	(811)	0%	—	0%

Net income to YETI Holdings, Inc.	15,564	5%	156	0%	15,401	2%	47,977	6%	74,222	16%

Adjusted Operating Income(1)	46,642	14%	23,343	9%	76,003	12%	221,429	27%	136,043	29%
Adjusted Net Income(1)	23,453	7%	5,267	2%	23,126	4%	134,559	16%	79,484	17%
Adjusted EBITDA(1)	$58,416	17%	$33,849	13%	$97,471	15%	$231,862	28%	$137,101	29%
Net income to YETI Holdings, Inc. per share
Basic	$0.08		$0.00		$0.08		$0.23		$0.37
Diluted	$0.07		$0.00		$0.07		$0.23		$0.37
Adjusted Net Income per share(2)
Diluted	$0.11		$0.03		$0.11		$0.65		$0.39
Weighted average common shares outstanding
Basic	204,744		205,165		205,236		204,274		200,944
Diluted	208,959		209,140		208,997		208,449		203,187

		As of June 30, 2018
(dollars in thousands)	As of June 30, 2018	Pro Forma(3)	Pro Forma As Adjusted(3)(4)(5)
Balance Sheet and Other Data
Inventory	$149,368
Property and equipment, net	71,101
Total assets	510,397
Long-term debt including current maturities	427,863
Total stockholders' deficit	(56,801)
Additions to property and equipment	7,067

(1)
Adjusted Operating Income and Adjusted Net Income are defined as operating income and net income adjusted for non-cash stock-based compensation expense, early extinguishment of debt, asset impairment charges, investments in new retail locations and international market expansion, transition to Cortec majority ownership, transition to the ongoing senior management team, and transition to a public company, and, in the case of Adjusted Net Income, net of the tax impact of such adjustments. Adjusted EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization expense, non-cash stock-based compensation expense, early extinguishment of debt, asset impairment charges, investments in new retail locations and international market expansion, transition to Cortec majority ownership, transition to the ongoing senior management team, and transition to a public company. The expenses incurred related to these transitional events include: management fees and contingent consideration related to the transition to Cortec majority ownership; severance, recruiting, and relocation costs related to the transition to our ongoing senior management team; consulting fees, recruiting fees, salaries and travel costs related to members of our Board of Directors, fees associated with Sarbanes-Oxley Act compliance, and incremental audit and legal fees in connection with our transition to a public company. All of these transitional costs are reported in selling, general, and administrative, or SG&A, expenses.

Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA are not defined under GAAP and may not be comparable to similarly titled measures reported by other entities. We use these non-GAAP measures, along with GAAP measures, as a measure of profitability. These measures help us compare our performance to other companies by removing the impact of our capital structure; the effect of operating in different tax jurisdictions; the impact of our asset base, which can vary depending on the book value of assets and methods used to compute depreciation and amortization; the effect of non-cash stock-based compensation expense, which can vary based on plan design, share price, share price volatility, and the expected lives of equity instruments granted; as well as certain expenses related to what we believe are events of a transitional nature. We also disclose Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA as a percentage of net sales to provide a measure of relative profitability.

We believe these non-GAAP measures, when reviewed in conjunction with GAAP financial measures, and not in isolation or as substitutes for analysis of our results of operations under GAAP, are useful to investors as they are widely used measures of performance and the adjustments we make to these non-GAAP measures provide investors further insight into our profitability and additional perspectives in comparing our performance to other companies and in comparing our performance over time on a consistent basis. Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA have limitations as profitability measures in that they do not include the interest expense on our debts, our provisions for income taxes, and the effect of our expenditures for capital assets and certain intangible assets. In addition, all of these non-GAAP measures have limitations as profitability measures in that they do not include the effect of non-cash stock-based compensation expense, the effect of asset impairments, the effect of investments in new retail locations and international market expansion, and the impact of certain expenses related to transitional events that are settled in cash. Because of these limitations, we rely primarily on our GAAP results.

  In the future, we may incur expenses similar to those for which adjustments are made in calculating Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA. Our presentation of these non-GAAP measures should not be construed as a basis to infer that our future results will be unaffected by extraordinary, unusual, or non-recurring items.

  The following tables reconcile operating income to Adjusted Operating Income, net income to Adjusted Net Income, and net income to Adjusted EBITDA for the periods presented.

	Six Months Ended		Fiscal Year Ended
(dollars in thousands)	June 30, 2018	July 1, 2017	December 30, 2017	December 31, 2016	December 31, 2015
Operating income	$36,430	$15,378	$63,967	$88,207	$127,910
Adjustments:
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—

Adjusted Operating Income	$46,642	$23,343	$76,003	$221,429	$136,043

Net income	$15,564	$156	$15,401	$48,788	$74,222
Adjustments:
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—
Tax impact of adjusting items(h)	(2,323)	(2,854)	(4,311)	(47,451)	(2,871)

Adjusted Net Income	$23,453	$5,267	$23,126	$134,559	$79,484

Net income	$15,564	$156	$15,401	$48,788	$74,222
Adjustments:
Interest expense	16,719	15,610	32,607	21,680	6,075
Income tax expense	4,036	762	16,658	16,497	41,139
Depreciation and amortization expense(a)	11,885	9,356	20,769	11,675	7,532
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—

Adjusted EBITDA	$58,416	$33,849	$97,471	$231,862	$137,101

Net sales	$341,545	$254,108	$639,239	$818,914	$468,946
Net income as a % of net sales	10.7%	6.1%	10.0%	10.8%	27.3%
Adjusted operating income as a % of net sales	13.7%	9.2%	11.9%	27.0%	29.0%
Adjusted net income as a % of net sales	6.9%	2.1%	3.6%	16.4%	16.9%
Adjusted EBITDA as a % of net sales	17.1%	13.3%	15.2%	28.3%	29.2%

(a)
All of these costs are reported in SG&A expenses.

(b)
Represents non-cash stock-based compensation expense of $7.1 million and $6.5 million for the six months ended June 30, 2018 and July 1, 2017, respectively. For 2017, 2016, and 2015, compensation expense was $13.4 million, $118.4 million, and $0.6 million, respectively.

(c)
Represents the unamortized deferred financing fees associated with our prior credit facility, or the 2012 Credit Facility, which were outstanding at the time of repayment in May 2016.

(d)
Represents retail store pre-opening expenses and costs for expansion into new international markets.

(e)
Represents management fees of $0.8 million and $0.8 million and expenses associated with contingent consideration of $0 and $0 for the six months ended June 30, 2018 and July 1, 2017, respectively. For 2017, 2016, and 2015, annual management fees to Cortec were $0.8 million and contingent consideration was $0, $0, and $6.5 million, respectively.

(f)
Represents severance, recruiting, and relocation costs related to the transition to our ongoing senior management team.

(g)
Represents fees and expenses in connection with our transition to a public company, including consulting fees, recruiting fees, salaries, and travel costs related to members of our Board of Directors, fees associated with Sarbanes-Oxley Act compliance, and incremental audit and legal fees associated with being a public company.

(h)
Tax impact of adjustments calculated at a 23% and 36% effective tax rate for the six months ended June 30, 2018 and July 1, 2017, respectively. For 2017, 2016, and 2015, the effective tax rate used to calculate the tax impact of adjustments was 36%, 36%, and 35%, respectively.
(2)
Adjusted Net Income per share is calculated using Adjusted Net Income, as defined above, and diluted weighted average shares outstanding. Adjusted Net Income per share is not a presentation made in accordance with GAAP, and our use of the term Adjusted Net Income per share may vary from similar measures reported by others in our industry due to the potential differences in the method of calculation. Adjusted Net Income per share should not be considered as an alternative to earnings per share derived in accordance with GAAP. Adjusted Net Income per share has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, we rely primarily on our GAAP results. However, we believe that presenting Adjusted Net Income per share is appropriate to provide investors with useful information regarding our historical operating results.

(3)
Reflects our total assets and total stockholders' equity (deficit) as of June 30, 2018 on a pro forma basis to give effect to (a) our        -for-        split of our common stock effected prior to the completion of this offering, including an          in the authorized shares of our capital stock; and (b) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, in each case as if such event had occurred on June 30, 2018.

(4)
Reflects the sale by us of shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in "Use of Proceeds."

(5)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of total assets and total stockholders' equity (deficit) by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of total assets and total stockholders' equity (deficit) by approximately $            , assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, before deciding whether to invest in shares of our common stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our business depends on maintaining and strengthening our brand and generating and maintaining ongoing demand for our products, and a significant reduction in such demand could harm our results of operations.

        The YETI name and premium brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of our products, the image of our e-commerce platform and retail partner floor spaces, our communication activities, including advertising, social media, and public relations, and our management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our customer base, and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high quality customer experiences. We intend to make substantial investments in these areas in order to maintain and enhance our brand, and such investments may not be successful. Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, counterfeit products, unfair labor practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish customer confidence in us. Furthermore, these factors could cause our customers to lose the personal connection they feel with the YETI brand. We believe that maintaining and enhancing our brand image in our current markets and in new markets where we have limited brand recognition is important to expanding our customer base. If we are unable to maintain or enhance our brand in current or new markets, our growth strategy and results of operations could be harmed.

If we are unable to successfully design and develop new products, our business may be harmed.

        To maintain and increase sales we must continue to introduce new products and improve or enhance our existing products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products is costly and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, and results of operations.

Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations.

        To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our retail partners or customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product to deliver to our retail partners and through our DTC channel.

        If we underestimate the demand for our products, our manufacturers may not be able to scale to meet our demand, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. For example, driven by strong customer demand and a shortage of product in 2015, retailers aggressively stocked our products during 2016, which led to excess inventory in our wholesale channel and drove many of our retail partners to reduce purchases in the first half of 2017. In addition, failures to accurately predict the level of demand for our products could cause a decline in sales and harm our results of operations and financial condition.

        In addition, we may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. Our historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results.

        Failure to accurately forecast our results of operations and growth rate could cause us to make poor operating decisions and we may not be able to adjust in a timely manner. Consequently, actual results could be materially lower than anticipated. Even if the markets in which we compete expand, we cannot assure you that our business will grow at similar rates, if at all.

We may not be able to effectively manage our growth.

        As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in our research and development and sales and marketing organizations, expand our operations and infrastructure both domestically and internationally, design and develop new products, and enhance our existing products. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting, and other expenses that we did not incur as a private company. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

        We have expanded our operations rapidly since our inception. Our employee headcount and the scope and complexity of our business have increased substantially over the past several years. We have only a limited history operating our business at its current scale. Our management team does not have substantial tenure working together. Consequently, if our operations continue to grow at a rapid pace, we may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed.

Our marketing strategy of associating our brand and products with activities rooted in passion for the outdoors may not be successful with existing and future customers.

        We believe that we have been successful in marketing our products by associating our brand and products with activities rooted in passion for the outdoors. To sustain long-term growth, we must continue to successfully promote our products to consumers who identify with or aspire to these activities, as well as to individuals who simply value products of uncompromising quality and design. If we fail to continue to successfully market and sell our products to our existing customers or expand our customer base, our sales could decline or we may be unable to grow our business.

If we fail to attract new customers, or fail to do so in a cost-effective manner, we may not be able to increase sales.

        Our success depends, in part, on our ability to attract customers in a cost-effective manner. In order to expand our customer base, we must appeal to and attract customers ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. We have made, and we expect that we will continue to make, significant investments in attracting new customers, including through the use of YETI Ambassadors, traditional, digital, and social media, original YETI films, and participation in, and sponsorship of, community events. Marketing campaigns can be expensive and may not result in the cost-effective acquisition of customers. Further, as our brand becomes more widely known, future marketing campaigns may not attract new customers at the same rate as past campaigns. If we are unable to attract new customers, our business will be harmed.

Our growth depends, in part, on expanding into additional consumer markets, and we may not be successful in doing so.

        We believe that our future growth depends not only on continuing to reach our current core demographic, but also continuing to broaden our retail partner and customer base. The growth of our business will depend, in part, on our ability to continue to expand our retail partner and customer bases in the United States, as well as into international markets, including Canada, Australia, Europe, Japan, and China. In these markets, we may face challenges that are different from those we currently encounter, including competitive, merchandising, distribution, hiring, and other difficulties. We may also encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of our brand, or a resistance to paying for premium products, particularly in international markets. We continue to evaluate marketing efforts and other strategies to expand the customer base for our products. In addition, although we are investing in sales and marketing activities to further penetrate newer regions, including expansion of our dedicated sales force, we cannot assure you that we will be successful. If we are not successful, our business and results of operations may be harmed.

Our net sales and profits depend on the level of customer spending for our products, which is sensitive to general economic conditions and other factors.

        Our products are discretionary items for customers. Therefore, the success of our business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment, and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items or services if we do not continue to provide authentic, compelling, and high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our premium products, decreased prices, and harm to our business and results of operations.

The markets in which we compete are highly competitive and include numerous other brands and retailers that offer a wide variety of products that compete with our products; if we fail to compete effectively, we could lose our market position.

        The markets in which we compete are highly competitive, with low barriers to entry. Numerous other brands and retailers offer a wide variety of products that compete with our cooler, drinkware, and other products, including our bags, storage, and outdoor lifestyle products and accessories. Competition in these product markets is based on a number of factors including product quality, performance, durability, styling, brand image and recognition, and price. We believe that we are one of the market leaders in both the U.S. premium cooler and premium stainless steel drinkware markets. We believe that we have been able to compete successfully largely on the basis of our brand, superior design capabilities, and product development, as well as on the breadth of our independent retailers, national retail partners, and growing DTC channel. Our competitors may be able to develop and market higher quality products that compete with our products, sell their products for lower prices, adapt to changes in consumers' needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing, and sale of their products, or generate greater brand recognition than us. In addition, as we expand into new product categories we have faced, and will continue to face, different and, in some cases, more formidable competition. We believe many of our competitors and potential competitors have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, global product distribution, larger and broader retailer bases, more established relationships with a larger number of suppliers and manufacturing partners, greater brand recognition, larger or more effective brand ambassador and endorsement relationships, greater financial strength, larger research and development teams, larger marketing budgets, and more distribution and other resources than we do. Some of our competitors may aggressively discount their products or offer other attractive sales terms in order to gain market share, which could result in pricing pressures, reduced profit margins, or lost market share. If we are not able to overcome these potential competitive challenges, effectively market our current and future products, and otherwise compete effectively against our current or potential competitors, our prospects, results of operations, and financial condition could be harmed.

Competitors have attempted and will likely continue to attempt to imitate our products and technology. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed.

        As our business continues to expand, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. Only a portion of the intellectual property used in the manufacture and design of our products is patented, and we therefore rely significantly on trade secrets, trade and service marks, trade dress, and the strength of our brand. We regard our patents, trade dress, trademarks, copyrights, trade secrets, and similar proprietary rights as critical to our success. We also rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, manufacturers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights against infringement or other violation may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our patents, trademarks, trade dress, and other intellectual property and proprietary rights worldwide. We also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Because a significant portion of our products are manufactured overseas in countries where counterfeiting is more prevalent, and we intend to increase our sales overseas over the long term, we may experience increased counterfeiting of our products. Unauthorized use or invalidation of our patents, trademarks, copyrights, trade dress, trade secrets, or other intellectual property or proprietary rights may cause significant damage to our brand and harm our results of operations.

        While we actively develop and protect our intellectual property rights, there can be no assurance that we will be adequately protected in all countries in which we conduct our business or that we will prevail when defending our patent, trademark, and proprietary rights. Additionally, we could incur significant costs and management distraction in pursuing claims to enforce our intellectual property rights through litigation, and defending any alleged counterclaims. If we are unable to protect or preserve the value of our patents, trade dress, trademarks, copyrights, or other intellectual property rights for any reason, or if we fail to maintain our brand image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, our brand and reputation could be damaged and our business may be harmed.

We rely on third-party contract manufacturers and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations.

        Our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. We have experienced, and will likely continue to experience, operational difficulties with our manufacturers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, insufficient quality control, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards.

        The capacity of our manufacturers to produce our products is also dependent upon the availability of raw materials. Our manufacturers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and results of operations.

Our business is subject to the risk of manufacturer and supplier concentrations.

        We depend on a limited number of third-party contract manufacturers for the sourcing of our products. For our hard coolers, our two largest manufacturers comprised approximately 80% of our production volume during 2017. For each of our soft coolers, our two largest suppliers comprised over 94% of our production volume during 2017. For our cargo and bags, one supplier accounted for all of our production volume of each product during 2017. For our Drinkware products, our two largest suppliers comprised approximately 90% of our production volume during 2017. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key manufacturers or suppliers were to experience significant disruption affecting the price, quality, availability, or timely delivery of products. The partial or complete loss of these manufacturers or suppliers, or a significant adverse change in our relationship with any of these manufacturers or suppliers, could result in lost sales, added costs, and distribution delays that could harm our business and customer relationships.

Our business could be harmed if we fail to execute our internal plans to transition our supply chain and certain other business processes to a global scale.

        We are in the process of re-engineering certain of our supply chain management processes, as well as certain other business processes, to support our expanding scale. This expansion to a global scale requires significant investment of capital and human resources, the re-engineering of many business processes, and the attention of many managers and other employees who would otherwise be focused on other aspects of our business. If our globalization efforts fail to produce planned efficiencies, or the transition is not managed effectively, we may experience excess inventories, inventory shortage, late deliveries, lost sales, or increased costs. Any business disruption arising from our globalization efforts, or our failure to effectively execute our internal plans for globalization, could harm our results of operations and financial condition.

We rely on a combination of purchase orders and supply contracts with our suppliers and manufacturers. Some of these relationships are not exclusive, which means that these suppliers and manufacturers could produce similar products for our competitors.

        We rely on a combination of purchase orders and supply contracts with our suppliers and manufacturers. With all of our suppliers and manufacturers, we face the risk that they may fail to produce and deliver supplies or our products on a timely basis, or at all, or comply with our quality standards. In addition, our suppliers and manufacturers may raise prices in the future, which would increase our costs and harm our margins. Even those suppliers and manufacturers with whom we have supply contracts may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain supplies and finished products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retail partners and customers, and increase our product costs thereby reducing our margins.

        In addition, except in some of the situations where we have a supply contract, our arrangements with our manufacturers and suppliers are not exclusive. As a result, our suppliers or manufacturers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Further, while certain of our long-term contracts stipulate contractual exclusivity, those suppliers or manufacturers could choose to breach our agreements and work with our competitors. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers or suppliers that could impair or eliminate our access to manufacturing capacity or supplies. Our manufacturers or suppliers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to supplies or manufacturing capacity.

Fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs.

        The price and availability of key components used to manufacture our products, including polyethylene, polyurethane foam, stainless steel, polyester fabric, zippers, and other plastic materials and coatings, as well as manufacturing equipment and molds, may fluctuate significantly. In addition, the cost of labor at our third-party contract manufacturers could increase significantly. For example, manufacturers in China have experienced increased costs in recent years due to shortages of labor and fluctuations of the Chinese Yuan in relation to the U.S. dollar. Additionally, the cost of logistics and transportation fluctuates in large part due to the price of oil. Any fluctuations in the cost and availability of any of our raw materials or other sourcing or transportation costs related to our raw materials or products could harm our gross margins and our ability to meet customer demand. If we are unable to successfully mitigate a significant portion of these product cost increases or fluctuations, our results of operations could be harmed.

Many of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.

        Many of our core products are manufactured in China, Italy, Mexico, and the Philippines. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (a) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (b) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (c) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign

Corrupt Practices Act, or FCPA, the UK Bribery Act 2010, or the Bribery Act, regulations of the U.S. Office of Foreign Assets Controls, or OFAC, and U.S. anti-money laundering regulations, which prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, as well as engaging in other corrupt and illegal practices; (d) economic and political instability and acts of terrorism in the countries where our suppliers are located; (e) transportation interruptions or increases in transportation costs; and (f) the imposition of tariffs on components and products that we import into the United States or other markets. We cannot assure you that our directors, officers, employees, representatives, manufacturers, or suppliers have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the Bribery Act, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other related liabilities, which could harm our business, financial condition, cash flows, and results of operations.

If tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed.

        The Trump Administration has put into place tariffs and other trade restrictions and signaled that it may additionally alter trade agreements and terms between the United States and China, the European Union, Canada, and Mexico, among others, including limiting trade and/or imposing tariffs on imports from such countries. In addition, China, the European Union, Canada, and Mexico, among others, have either threatened or put into place retaliatory tariffs of their own. If tariffs or other restrictions are placed on foreign imports, including on any of our products manufactured overseas for sale in the United States, or any related counter-measures are taken by other countries, our business and results of operations may be materially harmed.

        These tariffs have the potential to significantly raise the cost of our products. In such a case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our results of operations, or otherwise harm our business. In addition, the imposition of tariffs on products that we export to international markets could make such products more expensive compared to those of our competitors if we pass related additional costs on to our customers, which may also result in the loss of customers, negatively impact our results of operations, or otherwise harm our business.

If we fail to timely and effectively obtain shipments of products from our manufacturers and deliver products to our retail partners and customers, our business and results of operations could be harmed.

        Our business depends on our ability to source and distribute products in a timely manner. However, we cannot control all of the factors that might affect the timely and effective procurement of our products from our third-party contract manufacturers and the delivery of our products to our retail partners and customers.

        Our third-party contract manufacturers ship most of our products to our distribution centers in Dallas, Texas. Our reliance on a single geographical location for our distribution centers makes us more vulnerable to natural disasters, weather-related disruptions, accidents, system failures, or other unforeseen events that could delay or impair our ability to fulfill retailer orders and/or ship merchandise purchased on our website, which could harm our sales. We import our products, and we are also vulnerable to risks associated with products manufactured abroad, including, among other things: (a) risks of damage, destruction, or confiscation of products while in transit to our distribution centers; and (b) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. In order to meet demand for a product, we have chosen in the past, and may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margins. Failure to procure our products from our third-party contract manufacturers and deliver merchandise to our retail partners and DTC channels in a timely, effective, and economically viable manner could reduce our sales and gross margins, damage our brand, and harm our business.

        We also rely on the timely and free flow of goods through open and operational ports from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or cancelled orders by customers, unanticipated inventory accumulation or shortages, and harm to our business, results of operations, and financial condition.

        In addition, we rely upon independent land-based and air freight carriers for product shipments from our distribution centers to our retail partners and customers who purchase through our DTC channel. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retail partners or customers in a timely and cost-effective manner.

        Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather, and increased transportation costs, associated with our third-party contract manufacturers' and carriers' ability to provide products and services to meet our requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, which could harm our profitability.

A significant portion of our sales are to independent retail partners.

        For 2017, 37% of our net sales were made to independent retail partners. These retail partners may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our independent retail partners, and orders received from our independent retail partners are cancellable. Factors that could affect our ability to maintain or expand our sales to these independent retail partners include: (a) failure to accurately identify the needs of our customers; (b) a lack of customer acceptance of new products or product expansions; (c) unwillingness of our independent retail partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our retail partners; (e) new, well-received product introductions by competitors; and (f) damage to our relationships with independent retail partners due to brand or reputational harm.

        We cannot assure you that our independent retail partners will continue to carry our current products or carry any new products that we develop. If these risks occur, they could harm our brand as well as our results of operations and financial condition.

We depend on our retail partners to display and present our products to customers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

        We sell a significant amount of our products through knowledgeable national, regional, and independent retail partners. Our retail partners service customers by stocking and displaying our products, explaining our product attributes, and sharing our brand story. Our relationships with these retail partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our retail partners or financial difficulties experienced by these retail partners could harm our business.

        We have key relationships with national retail partners. For 2017, one retail partner accounted for approximately 14% of our total sales. If we lose any of our key retail partners or any key retail partner reduces its purchases of our existing or new products or its number of stores or operations or promotes products of our competitors over ours, our sales would be harmed. Because we are a premium brand, our sales depend, in part, on retail partners effectively displaying our products, including providing attractive space and point of purchase displays in their stores, and training their sales personnel to sell our products. If our retail partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower gross margins, which would harm our results of operations.

If our plans to increase sales through our DTC channel are not successful, our business and results of operations could be harmed.

        For 2017, our DTC channel accounted for 30% of our net sales. Part of our growth strategy involves increasing sales through our DTC channel. However, we have limited operating experience executing the retail component of this strategy. The level of customer traffic and volume of customer purchases through our website or other e-commerce initiatives are substantially dependent on our ability to provide a content-rich and user-friendly website, a hassle-free customer experience, sufficient product availability, and reliable, timely delivery of our products. If we are unable to maintain and increase customers' use of our website, allocate sufficient product to our website, and increase any sales through our website, our business, and results of operations could be harmed.

        We currently operate our online stores in a limited number of countries and are planning to expand our e-commerce platform to others. These countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage, and use of information on customers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our business differently, and less effectively, in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.

If we do not successfully implement our future retail store expansion, our growth and profitability could be harmed.

        We may in the future expand our existing DTC channel by opening new retail stores. We intend to open a company store for employees and additional retail stores in the second half of 2018 or in 2019. Our ability to open new retail stores in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

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  our ability to manage the financial and operational aspects of our retail growth strategy, including making appropriate investments in our software systems, information technology, and operational infrastructure;

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  our ability to identify suitable locations, including our ability to gather and assess demographic and marketing data to accurately determine customer demand for our products in the locations we select;

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  our ability to negotiate favorable lease agreements;

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  our ability to properly assess the potential profitability and payback period of potential new retail store locations;

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  the availability of financing on favorable terms;

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  our ability to secure required governmental permits and approvals and our ability to effectively comply with state and local employment and labor laws, rules, and regulations;

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  our ability to hire and train skilled store operating personnel, especially management personnel;

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  the availability of construction materials and labor and the absence of significant construction delays or cost overruns;

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  our ability to provide a satisfactory mix of merchandise that is responsive to the needs of our customers living in the areas where new retail stores are established;

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  our ability to establish a supplier and distribution network able to supply new retail stores with inventory in a timely manner;

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  our competitors, or our retail partners, building or leasing stores near our retail stores or in locations we have identified as targets for a new retail store;

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  customer demand for our products; and

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  general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

        We currently have only one retail store and, therefore, have limited experience in opening retail stores and may not be able to successfully address the risks that they entail. For example, we may not be able to implement our retail store strategy, achieve desired net sales growth, and payback periods or maintain consistent levels of profitability in our retail stores. In order to pursue our retail store strategy, we will be required to expend significant cash resources prior to generating any sales in these stores. We may not generate sufficient sales from these stores to justify these expenses, which could harm our business and profitability. The substantial management time and resources which any future retail store expansion strategy may require could also result in disruption to our existing business operations which may decrease our net sales and profitability.

Insolvency, credit problems or other financial difficulties that could confront our retail partners could expose us to financial risk.

        We sell to the large majority of our retail partners on open account terms and do not require collateral or a security interest in the inventory we sell them. Consequently, our accounts receivable with our retail partners are unsecured. Insolvency, credit problems, or other financial difficulties confronting our retail partners could expose us to financial risk. These actions could expose us to risks if they are unable to pay for the products they purchase from us. Financial difficulties of our retail partners could also cause them to reduce their sales staff, use of attractive displays, number or size of stores, and the amount of floor space dedicated to our products. Any reduction in sales by, or loss of, our current retail partners or customer demand, or credit risks associated with our retail partners, could harm our business, results of operations, and financial condition.

If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations would be harmed.

        Our reputation and our customers' willingness to purchase our products depend in part on our suppliers', manufacturers', and retail partners' compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retail partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.

We are subject to payment-related risks.

        For our DTC sales, as well as for sales to certain retail partners, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, electronic payment systems, and gift cards. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.

Our future success depends on the continuing efforts of our management and key employees, and on our ability to attract and retain highly skilled personnel and senior management.

        We depend on the talents and continued efforts of our senior management and key employees. The loss of members of our management or key employees may disrupt our business and harm our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and we may not be successful in attracting, integrating, and retaining the personnel required to grow and operate our business effectively. There can be no assurance that our current management team, or any new members of our management team, will be able to successfully execute our business and operating strategies.

Our plans for international expansion may not be successful.

        Continued expansion into markets outside the United States, including Canada, Australia, Europe, Japan, and China, is one of our key long-term strategies for the future growth of our business. There are, however, significant costs and risks inherent in selling our products in international markets, including: (a) failure to effectively translate and establish our core brand identity, particularly in markets with a less established heritage of outdoor and recreational activities; (b) time and difficulty in building a widespread network of retail partners; (c) increased shipping and distribution costs, which could increase our expenses and reduce our margins; (d) potentially lower margins in some regions; (e) longer collection cycles in some regions; (f) increased competition from local providers of similar products; (g) compliance with foreign laws and regulations, including taxes and duties, and enhanced privacy laws, rules, and regulations, particularly in the European Union; (h) establishing and maintaining effective internal controls at foreign locations and the associated increased costs; (i) increased counterfeiting and the uncertainty of protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; (j) compliance with anti-bribery, anti-corruption, and anti-money laundering laws, such as the FCPA, the Bribery Act, and OFAC regulations, by us, our employees, and our business partners; (k) currency exchange rate fluctuations and related effects on our results of operations; (l) economic weakness, including inflation, or political instability in foreign economies and markets; (m) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (n) workforce uncertainty in countries where labor unrest is more common than in the United States; (o) business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods, and fires; (p) the imposition of tariffs on products that we import into international markets that could make such products more expensive compared to those of our competitors; (q) that our ability to expand internationally could be impacted by the intellectual property rights of third parties that conflict with or are superior to ours; and (r) other costs and risks of doing business internationally.

        These and other factors could harm our international operations and, consequently, harm our business, results of operations, and financial condition. Further, we may incur significant operating expenses as a result of our planned international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition, leading to delayed or limited acceptance of our products by customers in these markets, and increased marketing and customer acquisition costs to establish our brand. Accordingly, if we are unable to successfully expand internationally or manage the complexity of our global operations, we may not achieve the expected benefits of this expansion and our financial condition and results of operations could be harmed.

Our current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls, and warranty claims, which could result in decreased sales and operating margin, and harm to our brand.

        Although we extensively and rigorously test new and enhanced products, there can be no assurance we will be able to detect, prevent, or fix all defects. Defects in materials or components can unexpectedly interfere with the products' intended use and safety and damage our reputation. Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of product returns than expected from customers and our retail partners, litigation, product recalls, and credit claims, among others, which could harm our sales and results of operations. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to product recalls, warranty, or other claims. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also harm our brand and decrease demand for our products.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems.

        Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, criminal acts, and similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could harm our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices, distribution centers, and one of our data center facilities are located in Texas, a state that frequently experiences floods and storms. In addition, the facilities of our suppliers and where our manufacturers produce our products are located in parts of Asia that frequently experience typhoons and earthquakes. Acts of terrorism could also cause disruptions in our or our suppliers', manufacturers', and logistics providers' businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting Texas or other locations where we have operations or store significant inventory. Our servers may also be vulnerable to computer viruses, criminal acts, denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, or loss of critical data. As we rely heavily on our information technology and communications systems and the Internet to conduct our business and provide high-quality customer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers'

or manufacturers' businesses, which could harm our business, results of operations, and financial condition.

We collect, store, process, and use personal and payment information and other customer data, which subjects us to regulation and other legal obligations related to privacy, information security, and data protection.

        We collect, store, process, and use personal and payment information and other customer data, and we rely on third parties that are not directly under our control to manage certain of these operations. Our customers' personal information may include names, addresses, phone numbers, email addresses, payment card data, and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we manage, the security features of our information systems are critical.

        If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive customer data, including payment card data. If we or our independent service providers or business partners experience a breach of systems compromising our customers' sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to losses, litigation, or regulatory proceedings. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

        As we expand internationally, we will be subject to additional privacy rules, many of which, such as the European Union's General Data Protection Regulation, are significantly more stringent than those in the United States. Privacy laws, rules, and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. Complying with these evolving obligations is costly, and any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, fines, or lawsuits, and may harm our business and results of operations.

Any material disruption or breach of our information technology systems or those of third-party partners could materially damage our customer and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences.

        We depend on our information technology systems, as well as those of third parties, to design and develop new products, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, and manage inventory and our supply chain as well as to conduct and manage other activities. Any material disruption or slowdown of our systems or those of third parties that we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume or successfully upgrade our or their systems, system failures, viruses, ransomware, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed, which could result in delays in the delivery of products to retailers and customers or lost sales, which could reduce demand for our products, harm our brand and reputation, and cause our sales to decline. If changes in technology cause our information systems, or those of third parties that we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, particularly as we increase sales through our DTC channel, we could damage our customer and business partner relationships and our business and results of operations could be harmed.

We depend on cash generated from our operations to support our growth.

        We primarily rely on cash flow generated from our sales to fund our current operations and our growth initiatives. As we expand our business, we will need significant cash from operations to purchase inventory, increase our product development, expand our manufacturer and supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand internationally, and to further invest in our sales and marketing efforts. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our current or future credit facility, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any indebtedness we incur may subject us to covenants that restrict our operations and will require interest and principal payments that would create additional cash demands and financial risk for us.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with the covenants in our current Credit Facility, our liquidity and results of operations could be harmed.

        On May 19, 2016, we entered into the Credit Facility. As of June 30, 2018, we had $433.9 million outstanding under the Credit Facility and $1.5 million outstanding under our promissory note with Rambler On. Upon completion of this offering, after giving effect to the use of proceeds described in this prospectus, we expect to have total indebtedness of $          . The Credit Facility is jointly and severally guaranteed by our wholly owned subsidiaries, YETI Coolers, LLC, which we refer to as YETI Coolers, and YETI Custom Drinkware LLC, which we refer to as YCD, and any future subsidiaries, together, the Guarantors, that execute a joinder to the guaranty and collateral agreement. The Credit Facility is also secured by a first priority lien on substantially all of our assets and the assets of the Guarantors, in each case subject to certain customary exceptions. We may, from time to time, incur additional indebtedness under the Credit Facility. See "Description of Indebtedness."

        The Credit Facility places certain conditions on us, including that it:

  •
  requires us to utilize a portion of our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity, return capital to our stockholders, and other general corporate purposes;

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  increases our vulnerability to adverse economic or industry conditions;

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  limits our flexibility in planning for, or reacting to, changes in our business or markets;

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  makes us more vulnerable to increases in interest rates, as borrowings under the Credit Facility bear interest at variable rates;

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  limits our ability to obtain additional financing in the future for working capital or other purposes; and

  •
  could place us at a competitive disadvantage compared to our competitors that have less indebtedness.

        The Credit Facility places certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in the Credit Facility, we may incur substantial additional indebtedness under that facility. The Credit Facility also places certain limitations on our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure, and to guarantee certain indebtedness, among other things. The Credit Facility also places certain restrictions on the payment of dividends and distributions and certain management fees. These restrictions limit or prohibit, among other things, and in each case, subject to certain customary exceptions, our ability to: (a) pay dividends on, redeem or repurchase our stock, or make other distributions; (b) incur or guarantee additional indebtedness; (c) sell stock in our subsidiaries; (d) create or incur liens; (e) make acquisitions or investments; (f) transfer or sell certain assets or merge or consolidate with or into other companies; (g) make certain payments or prepayments of indebtedness subordinated to our obligations under the Credit Facility; and (h) enter into certain transactions with our affiliates.

        The Credit Facility requires us to comply with certain covenants, including financial covenants regarding our total net leverage ratio and interest coverage ratio. Fluctuations in these ratios may increase our interest expense. Failure to comply with these covenants, certain other provisions of the Credit Facility, or the occurrence of a change of control, could result in an event of default and an acceleration of our obligations under the Credit Facility or other indebtedness that we may incur in the future.

        If such an event of default and acceleration of our obligations occurs, the lenders under the Credit Facility would have the right to proceed against the collateral we granted to them to secure such indebtedness, which consists of substantially all of our assets. If the debt under the Credit Facility were to be accelerated, we may not have sufficient cash or be able to sell sufficient collateral to repay this debt, which would immediately and materially harm our business, results of operations, and financial condition. The threat of our debt being accelerated in connection with a change of control could make it more difficult for us to attract potential buyers or to consummate a change of control transaction that would otherwise be beneficial to our stockholders.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        In connection with this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, or Exchange Act. We are designing our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, or the SEC. Disclosure controls and procedures, no matter how well-conceived and operated, can provide reasonable, but not absolute, assurance that the objectives of the control system are met.

        These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by individuals or groups of persons or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements in our public reports due to error or fraud may occur and not be detected.

In connection with our preparation of our financial statements, we identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. During the preparation of our financial statements for 2017, we identified material weaknesses in our internal control over financial reporting. The material weaknesses related to IT general controls weaknesses in managing access and change in our significant financial systems; and failure to properly detect and analyze issues in the accounting system related to inventory valuation. Under standards established by the PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant's financial reporting.

        We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including: completing a significant number of the identified required remediation activities within a comprehensive IT general controls remediation plan for our SAP environment to improve general controls; and initiating weekly inventory reconciliation activities to allow for more timely identification of inventory adjustments and errors. We continue to work on other remediation initiatives, including: documenting and implementing revised delegation of authority and transaction approval policies; addressing remaining remediation activities within our SAP environment and across our other financially significant IT systems; and working closely with our third-party logistics provider on improvements to their inventory tracking activities and reporting processes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

        In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 30, 2017, in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

        Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the NYSE listing standards.

Our results of operations are subject to seasonal and quarterly variations, which could cause the price of our common stock to decline.

        We believe that our sales include a seasonal component. We expect our net sales to be highest in our second and fourth quarters, with the first quarter generating the lowest sales. To date, however, it has been difficult to accurately analyze this seasonality due to fluctuations in our sales. In addition, due to our more recent, and therefore more limited experience, with bags, storage, and outdoor lifestyle products and accessories, we are continuing to analyze the seasonality of these products. We expect that this seasonality will continue to be a factor in our results of operations and sales.

        Our annual and quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for our new products and those of our competitors and changes in our product mix. Variations in weather conditions may also harm our quarterly results of operations. In addition, we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our sales. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our results of operations between different quarters within a single fiscal year, or the same quarters of different fiscal years, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. In the event that any seasonal or quarterly fluctuations in our net sales and results of operations result in our failure to meet our forecasts or the forecasts of the research analysts that may cover us in the future, the market price of our common stock could fluctuate or decline.

If our goodwill, other intangible assets, or fixed assets become impaired, we may be required to record a charge to our earnings.

        We may be required to record future impairments of goodwill, other intangible assets, or fixed assets to the extent the fair value of these assets falls below their book value. Our estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows, and current market estimates of value. Estimates used for future sales growth rates, gross profit performance, and other assumptions used to estimate fair value could cause us to record material non-cash impairment charges, which could harm our results of operations and financial condition.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our results of operations could be harmed.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, and related notes included elsewhere in this prospectus. These estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, and could result in a decline in our stock price.

We may become involved in legal or regulatory proceedings and audits.

        Our business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion, and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines, and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management's attention and resources, harming our business, financial condition, and results of operations. Any pending or future legal or regulatory proceedings and audits could harm our business, financial condition, and results of operations.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

        Third parties may sue us for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if we ultimately prevail. If the party claiming infringement were to prevail, we could be forced to modify or discontinue our products, pay significant damages, or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments we are required to make, and any injunction we are required to comply with as a result of such infringement, could harm our reputation and financial results.

We may acquire or invest in other companies, which could divert our management's attention, result in dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations.

        In the future, we may acquire or invest in businesses, products, or technologies that we believe could complement or expand our business, enhance our capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

        In any future acquisitions, we may not be able to successfully integrate acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from future acquisitions due to a number of factors, including: (a) an inability to integrate or benefit from acquisitions in a profitable manner; (b) unanticipated costs or liabilities associated with the acquisition; (c) the incurrence of acquisition-related costs; (d) the diversion of management's attention from other business concerns; (e) the loss of our or the acquired business' key employees; or (f) the issuance of dilutive equity securities, the incurrence of debt, or the use of cash to fund such acquisitions.

        In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could harm our results of operations.

We may be the target of strategic transactions.

        Other companies may seek to acquire us or enter into other strategic transactions. We will consider, discuss, and negotiate such transactions as we deem appropriate. The consideration of such transactions, even if not consummated, could divert management's attention from other business matters, result in adverse publicity or information leaks, and could increase our expenses.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

        Our operations are subject to many hazards and operational risks inherent to our business, including: (a) general business risks; (b) product liability; (c) product recall; and (d) damage to third parties, our infrastructure, or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors, and similar events.

        Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations, and financial condition.

Recently enacted tax reform legislation could have an adverse impact on us.

        Recently enacted tax reform legislation has made substantial changes to U.S. tax law, including a reduction in the corporate income tax rate, a limitation on deductibility of interest expense, the allowance of immediate expensing of capital expenditures, and deemed repatriation of foreign earnings. We expect this legislation to have significant effects on us, some of which may be adverse. The magnitude of the impact on future years remains uncertain at this time and is subject to any other regulatory or administrative developments, including any regulations or other guidance promulgated by the U.S. Internal Revenue Service, or the IRS. We continue to work with our tax advisors to determine the full impact that this legislation will have on us.

We are subject to credit risk.

        We are exposed to credit risk primarily on our accounts receivable. We provide credit to our retail partners in the ordinary course of our business and perform ongoing credit evaluations. While we believe that our exposure to concentrations of credit risk with respect to trade receivables is mitigated by our large retail partner base, and we make allowances for doubtful accounts, we nevertheless run the risk of our retail partners not being able to meet their payment obligations, particularly in a future economic downturn. If a material number of our retail partners were not able to meet their payment obligations, our results of operations could be harmed.

Risks Related to Ownership of Our Common Stock and this Offering

There has been no prior market for our common stock and an active market may not develop or be sustained. Investors may not be able to resell their shares at or above the initial public offering price.

        There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us, and the selling stockholders, and may vary substantially from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, may not be sustained. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price.

Our directors, executive officers, and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

        Upon completion of this offering, Cortec will continue to be our largest stockholder, controlling                % of the total voting power of our common stock (                %, if the underwriters exercise their option to purchase additional shares in full). In addition, pursuant to the Voting Agreement, Cortec will control more than 50% of the total voting power of our common stock with respect to the election of our directors. Furthermore, after this offering, our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,        % of our outstanding common stock, on a fully diluted basis. As a result, these stockholders, acting together or in some cases individually, have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together or in some cases individually, have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:

  •
  delaying, deferring, or preventing a change in control of the company;

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  impeding a merger, consolidation, takeover, or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

We will be a controlled company within the meaning of the NYSE listing standards and, as a result, will rely on exemptions from certain requirements that provide protection to stockholders of other companies.

        Pursuant to the Voting Agreement, upon completion of this offering, Cortec will control more than 50% of the total voting power of our common stock with respect to the election of our directors and we will be considered a controlled company under the NYSE listing standards. As a controlled company, certain exemptions under the NYSE listing standards will exempt us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

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  that a majority of our Board of Directors consist of independent directors, as defined under the NYSE listing standards;

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  that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        Upon completion of this offering, our Board of Directors will consist of seven directors, comprised of our CEO, one of our Founders, two outside directors, and three directors selected by Cortec. In addition, Cortec will have the right to have one of its representatives serve as Chairman of our Board of Directors and Chair of our nominating and governance committee, as well as the right to select nominees for our Board of Directors, in each case subject to a phase-out period based on Cortec's future share ownership. Accordingly, as long as we are a controlled company, holders of our common stock may not have the same protections afforded to stockholders of companies that must comply with all of the NYSE listing standards.

Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors purchasing shares in this offering.

        The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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  actual or anticipated fluctuations in our results of operations;

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  the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

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  failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

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  ratings changes by any securities analysts who follow our company;

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  sales or potential sales of shares by our stockholders, or the filing of a registration statement for these sales;

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  adverse market reaction to any indebtedness we may incur or equity we may issue in the future;

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  announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

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  publication of adverse research reports about us, our industry, or individual companies within our industry;

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  publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance;

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  changes in operating performance and stock market valuations of our competitors;

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  price and volume fluctuations in the overall stock market, including as a result of trends in the United States or global economy;

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  any major change in our Board of Directors or management;

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  lawsuits threatened or filed against us or negative results of any lawsuits;

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  security breaches or cyberattacks;

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  legislation or regulation of our business;

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  loss of key personnel;

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  new products introduced by us or our competitors;

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  the perceived or real impact of events that harm our direct competitors;

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  developments with respect to our trademarks, patents, or proprietary rights;

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  general market conditions; and

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  other events or factors, including those resulting from war, incidents of terrorism, or responses to these events, which could be unrelated to us or outside of our control.

        In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry, as well as those of newly public companies. In the past, stockholders of other public companies have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, financial condition, reputation, and cash flows. As a result, you may be unable to resell your shares of common stock at or above the initial public offering price.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease to regularly cover us or fail to publish reports, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

        We currently intend to use the net proceeds to us from this offering to repay $          of the outstanding borrowings under the Credit Facility and will use the remainder, if any, for general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately or to influence our decisions regarding the use of proceeds. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from the intended uses described in this prospectus. The net proceeds may be used for purposes that do not result in an increase in the value of our business, which could cause our stock price to decline.

Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.

        Our stock price could decline as a result of substantial sales of our common stock, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have            shares of our common stock outstanding. This includes the            shares included in this offering, or            shares if the underwriters exercise their option to purchase additional shares from the selling stockholders, which may be resold in the public market immediately unless purchased by our affiliates. The remaining            shares are currently restricted as a result of the 180-day lock-up agreements. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Jefferies LLC may, in their sole discretion, permit our officers, directors, employees, and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. See "Underwriting."

        Under a registration rights agreement we will enter into in connection with this offering, Cortec, the Founders and certain other holders of our common stock will have demand registration rights in respect of the shares of common stock they hold, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of the registration to the parties to the registration rights agreement and, subject to certain limitations, include shares of common stock held by them in the registration. See "Certain Relationships and Related-Party Transactions—Registration Rights Agreement" for a more detailed description of the registration rights agreement. If our existing stockholders register or sell substantial amounts of our common stock, this could harm the market price of our common stock, even if there is no relationship between the registration or sales and the performance of our business. In addition, as restrictions on resale end, the market price of our shares of common stock could drop if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

        We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates and the existing lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution.

        The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $          per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if we issue additional equity securities, you will experience additional dilution.

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing standards and other applicable securities laws, rules, and regulations. Compliance with these laws, rules, and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we will need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

        In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, administrative, or other proceedings against us and our business may be harmed.

        We will incur additional compensation costs due to current or future increases in our executive officers' cash compensation to be in line with that of executive officers of other companies in our industry, as well as public companies generally, which will increase our general and administrative expense and could harm our profitability. Any future equity awards will also increase our compensation expense. We also expect that being a public company, and compliance with applicable rules and regulations, will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors, particularly to serve on our audit committee and compensation committee.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which could be advantageous to, or harm our relationships with, our competitors, suppliers, manufacturers, retail partners, and customers. These disclosures may also make it more likely that we will experience an increase in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims are resolved in our favor the time and resources necessary to resolve them could divert the resources of our management and harm our business and results of operations.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

        We are an "emerging growth company" as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial statements under the JOBS Act as an emerging growth company.

        For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, exemption from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor's report on financial statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.

        We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) the end of the fiscal year in which the fifth anniversary of the date of this prospectus occurs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

  •
  provide that our Board of Directors is classified into three classes of directors;

  •
  prohibit stockholders from taking action by written consent from and after the date that Cortec beneficially owns less than 35% of our outstanding shares of common stock;

  •
  provide that stockholders may remove directors only for cause after the date that Cortec beneficially owns less than 35% of our outstanding common stock and only with the approval of holders of at least 66 2/3% of our then outstanding common stock;

  •
  provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or as set forth in the stockholders agreement, which we will enter into with Cortec and certain other holders of our common stock in connection with the consummation of this offering (which we refer to as the New Stockholders Agreement), be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  restrict the forum for certain litigation against us to Delaware;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

  •
  provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, our CEO, or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

  •
  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

  •
  provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, we will opt out of the provisions of Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. However, our amended and restated certificate of incorporation will provide substantially the same limitations as are set forth in Section 203 but will also provide that Cortec and its affiliates and any of their direct or indirect transferees and any group as to which such persons are a party do not constitute "interested stockholders" for purposes of this provision.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

        Our amended and restated certificate of incorporation, and the amended and restated certificate of incorporation that will become effective prior to the completion of this offering, provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL; or (d) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We do not intend to pay dividends for the foreseeable future. If our stock price does not appreciate after you purchase our shares, you may lose some or all of your investment.

        Other than the Special Dividend, we have not declared or paid any dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant. In addition, the Credit Facility precludes our and our subsidiaries' ability to, among other things, pay dividends or make any other distribution or payment on account of our common stock, subject to certain exceptions. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

YETI Holdings, Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

        As a holding company, our principal source of cash flow will be distributions from our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" that involve substantial risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "assume," "believe," "can have," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "forecast," "goal," "intend," "likely," "may," "might," "objective," "plan," "predict," "project," "potential," "seek," "should," "target," "will," "would," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, and growth rates, our plans and objectives for future operations, growth, or initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks and uncertainties that could cause those actual results to differ materially from those expressed or implied by these forward-looking statements include but are not limited to:

  •
  our ability to maintain and strengthen our brand and generate and maintain ongoing demand for our products;

  •
  our ability to successfully design and develop new products;

  •
  our ability to effectively manage our growth;

  •
  our ability to expand into additional consumer markets, and our success in doing so;

  •
  the success of our international expansion plans;

  •
  our ability to compete effectively in the outdoor and recreation market and protect our brand;

  •
  problems with, or loss of, our third-party contract manufacturers and suppliers, or an inability to obtain raw materials;

  •
  fluctuations in the cost and availability of raw materials, equipment, labor, and transportation and subsequent manufacturing delays or increased costs;

  •
  our ability to accurately forecast demand for our products and our results of operations;

  •
  our relationships with our independent retail partners, who account for a significant portion of our sales;

  •
  the impact of natural disasters and failures of our information technology on our operations and the operations of our manufacturing partners;

  •
  our ability to attract and retain skilled personnel and senior management, and to maintain the continued efforts of our management and key employees;

  •
  the impact of our indebtedness on our ability to invest in the ongoing needs of our business; and

  •
  other risks and uncertainties described in "Risk Factors."

        We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

        See the "Risk Factors" section and elsewhere in this prospectus for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

        We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of shares of our common stock that we are selling in this offering of approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We currently intend to use the net proceeds from this offering to repay $            of outstanding borrowings under the Credit Facility and will use the remainder, if any, for general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

        After applying the net proceeds from this offering to repay $            of the outstanding borrowings under the Credit Facility, our management will have broad discretion in the application of the remaining net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. Pending the final use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

        On May 19, 2016, we entered into the Credit Facility, which bears interest at a variable rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total leverage ratio. As of June 30, 2018, our interest rates on term loan A and term loan B were 6.10% and 7.60%, respectively. As of June 30, 2018, $0, $356.0 million and $77.9 million were outstanding under the revolving credit facility, term loan A and term loan B, respectively. Following the application of the net proceeds of this offering, we expect there to be $                and $                outstanding under term loan A and term loan B, respectively. The term loan A and the revolving credit facility under the Credit Facility mature on May 19, 2021. The term loan B under the Credit Facility matures on May 19, 2022. See "Description of Indebtedness."

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

 DIVIDEND POLICY

        We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant.

        The Credit Facility prohibits us and our subsidiaries, and any future agreements may prohibit us and our subsidiaries, from, among other things, paying any dividends or making any other distribution or payment on account of our common stock other than certain exceptions. See "Description of Indebtedness."

        In May 2016, we declared the Special Dividend totaling approximately $451.3 million to our stockholders. We paid the Special Dividend as a partial return of capital to our stockholders. Of the Special Dividend, $312.1 million, $0.1 million and $48.9 million was paid to Cortec, our CEO, and our Founder board member, respectively. Other than the Special Dividend, we have not declared or paid any cash dividends on our common stock.

 CAPITALIZATION

        The following table sets forth our cash and capitalization as of June 30, 2018:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (a)  our            -for-            split of our common stock effected prior to the completion of this offering, including an            in the authorized shares of our capital stock, and (b) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, in each case as if such event had occurred on June 30, 2018; and

  •
  on a pro forma as adjusted basis to give effect to the pro forma adjustments set forth above, the sale of shares of common stock that we are selling in this offering at the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as described under "Use of Proceeds."

        You should read this information in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements, and related notes included elsewhere in this prospectus.

	As of June 30, 2018
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except per share data)
Cash	$71,342	$	$

Long-term debt (excludes debt issuance costs)
Credit Facility
Revolving credit facility	—
Term loan A, due 2021	356,000
Term loan B, due 2022	77,900
Rambler On promissory note	1,500

Total long-term debt (excludes debt issuance costs)	$435,400	$	$
Stockholders' equity:
Common stock, $0.01 par value: 400,000 shares, authorized, 204,402 shares issued and outstanding actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	2,044
Additional paid-in capital	223,003
Accumulated deficit	(281,834)
Accumulated other comprehensive loss	(14)

Total stockholders' deficit	(56,801)

Total capitalization	$378,599	$	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders' deficit, and total capitalization by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, additional paid-in capital, total stockholders' deficit, and total capitalization by approximately $            , assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

        The pro forma and pro forma as adjusted columns in the table above are based on 204,401,582 shares of our common stock outstanding as of August 31, 2018, and exclude:

  •
  6,740,000 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of August 31, 2018 under the 2012 Plan, with a weighted average exercise price of $0.81 per share;

  •
  3,553,487 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of August 31, 2018 under the 2012 Plan, with an estimated fair value of $12.60 per share;

  •
  5,584,931 shares of our common stock reserved for future issuance under the 2012 Plan which, upon the effectiveness of the 2018 Plan, will no longer be available for awards under the 2012 Plan or the 2018 Plan; and

  •
  12,000,000 shares of our common stock reserved for future issuance under the 2018 Plan.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

        Our historical net tangible book value as of June 30, 2018 was $(190.5) million, or $(0.93) per share. Our pro forma net tangible book value as of June 30, 2018 was approximately $             million, or $            per share.

        After giving effect to the (1)             -for-            split of our common stock effected prior to the completion of this offering and (2) sale by us of the             shares of our common stock that we are selling in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been approximately $            , or approximately $            per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $            per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2018	$
Pro forma increase in net tangible book value per share attributable to additional borrowing in June 30, 2018 of $

Pro forma net tangible book value per share as of June 30, 2018
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors in this offering		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $            per share and the dilution per share to new investors by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

        The following table sets forth, on a pro forma as adjusted basis, as of June 30, 2018, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors participating in this offering at an assumed initial public offering price of $            per share, the

midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Total Consideration
	Shares Purchased				Weight Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders					$
New investors
Total					$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors by $             million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $             million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        Sales of shares of our common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to            , or approximately      % of the total shares of common stock outstanding after this offering (or            shares, or approximately      % of the total shares of common stock outstanding after this offering, if the underwriters exercise their option to purchase additional shares in full), and will increase the number of shares held by new investors to            , or approximately      % of the total shares of common stock outstanding after this offering (or            shares, or approximately      % of the total shares of common stock outstanding after this offering, if the underwriters exercise their option to purchase additional shares in full).

        The discussion and tables above are based on 204,401,582 shares of our common stock outstanding as of August 31, 2018, and excludes:

  •
  6,740,000 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of August 31, 2018 under the 2012 Plan, with a weighted average exercise price of $0.81 per share;

  •
  3,553,487 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of August 31, 2018 under the 2012 Plan, with an estimated fair value of $12.60 per share;

  •
  5,584,931 shares of our common stock reserved for future issuance under the 2012 Plan which, upon the effectiveness of the 2018 Plan, will no longer be available for awards under the 2012 Plan or the 2018 Plan; and

  •
  12,000,000 shares of our common stock reserved for future issuance under the 2018 Plan.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth a summary of our historical selected consolidated financial data for the periods and at the dates indicated. Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. Fiscal year 2017 included 52 weeks, and the first six months of fiscal 2018 and fiscal 2017 included 26 weeks. The following table sets forth consolidated financial data for 2017, 2016, and 2015, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of and for the six months ended June 30, 2018 and for the six months ended July 1, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for a fair presentation of this information. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements, our unaudited financial statements, and related notes appearing elsewhere in this prospectus and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

	Six Months Ended				Fiscal Year Ended
(in thousands, except per share data)	June 30, 2018		July 1, 2017		December 30, 2017		December 31, 2016		December 31, 2015
Statements of Operations
Net sales	$341,545	100%	$254,108	100%	$639,239	100%	$818,914	100%	$468,946	100%
Cost of goods sold	183,786	54%	134,822	53%	344,638	54%	404,953	49%	250,245	53%

Gross profit	157,759	46%	119,286	47%	294,601	46%	413,961	51%	218,701	47%
Selling, general, and administrative expenses	121,329	36%	103,908	41%	230,634	36%	325,754	40%	90,791	19%

Operating income	36,430	11%	15,378	6%	63,967	10%	88,207	11%	127,910	27%
Interest expense	(16,719)	5%	(15,610)	6%	(32,607)	5%	(21,680)	3%	(6,075)	1%
Other (expense) income	(111)	0%	1,150	0%	699	0%	(1,242)	0%	(6,474)	1%

Income before income taxes	19,600	6%	918	0%	32,059	5%	65,285	8%	115,361	25%
Income tax expense	(4,036)	1%	(762)	0%	(16,658)	3%	(16,497)	2%	(41,139)	9%

Net income	$15,564	5%	$156	0%	$15,401	2%	$48,788	6%	$74,222	16%

Net income attributable to noncontrolling interest	—	0%	—	0%	—	0%	(811)	0%	—	0%

Net income to YETI Holdings, Inc.	15,564	5%	156	0%	15,401	2%	47,977	6%	74,222	16%

Adjusted Operating Income(1)	46,642	14%	23,343	9%	76,003	12%	221,429	27%	136,043	29%
Adjusted Net Income(1)	23,453	7%	5,267	2%	23,126	4%	134,559	16%	79,484	17%
Adjusted EBITDA(1)	$58,416	17%	$33,849	13%	$97,471	15%	$231,862	28%	$137,101	29%
Net income to YETI Holdings, Inc. per share
Basic	$0.08		$0.00		$0.08		$0.23		$0.37
Diluted	$0.07		$0.00		$0.07		$0.23		$0.37
Adjusted Net Income per share(1)
Diluted	$0.11		$0.03		$0.11		$0.65		$0.39
Weighted average common shares outstanding
Basic	204,744		205,165		205,236		204,274		200,944
Diluted	208,959		209,140		208,997		208,449		203,187

		As of Fiscal Year End,
	As of June 30, 2018
(dollars in thousands)		2017	2016
Balance Sheet and Other Data
Inventory	$149,368	$175,098	$246,119
Property and equipment, net	71,101	73,783	47,090
Total assets	510,397	516,427	536,107
Long-term debt including current maturities	427,863	475,682	537,238
Total YETI Holdings, Inc. stockholders' deficit	(56,801)	(76,231)	(97,287)
Total stockholders' deficit(2)	(56,801)	(76,231)	(95,101)
Additions to property and equipment	7,067	42,197	35,588

(1)
For the definition of Adjusted Operating Income, Adjusted Net Income, Adjusted EBITDA and Adjusted Net Income per share, and a reconciliation of such measures to operating income and net income, as applicable, see "Prospectus Summary—Summary Consolidated Financial and Other Data."

(2)
Total stockholders' deficit includes the impact of noncontrolling interest related to the consolidation of Rambler On as a variable interest entity in 2016.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Special Note Regarding Forward-Looking Statements" and "Risk Factors" and elsewhere in this prospectus. Some of the numbers included herein have been rounded for the convenience of presentation.

Executive Summary

        We are a rapidly growing designer, marketer, retailer, and distributor of a variety of innovative, branded, premium products to a wide-ranging customer base. Our brand promise is to ensure each YETI product delivers exceptional performance and durability in any environment, whether in the remote wilderness, at the beach, or anywhere else life takes you. By consistently delivering high-performing products, we have built a following of engaged brand loyalists throughout the United States, Canada, Australia, and elsewhere, ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. Our relationship with customers continues to thrive and deepen as a result of our innovative new product introductions, expansion and enhancement of existing product families, and multifaceted branding activities.

        Our marketing strategy has been instrumental in driving sales and building equity in the YETI brand. We have become a trusted and preferred brand to experts and serious enthusiasts in an expanding range of outdoor pursuits. Their brand advocacy, combined with our various marketing efforts, has broadened our appeal to a larger consumer population. We produce original short films and distribute them through our content-rich website, active social media presence, and email subscriber base. We maintain a large and active roster of YETI Ambassadors, a diverse group of men and women throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. We also directly engage with our current and target customers by sponsoring and participating in a variety of events, including sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe our innovative consumer engagement reinforces the authenticity and aspirational nature of our brand and products across our expanding customer base.

        We bring our products to market through a diverse and powerful omni-channel strategy, comprised of our select group of national and independent retail partners and our DTC channel. Within our wholesale channel, our national retail partners include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops, and Ace Hardware. Our network of independent retail partners includes outdoor specialty, hardware, and farm and ranch supply stores. Our DTC channel is comprised of YETI.com, YETIcustomshop.com, YETI Authorized on the Amazon Marketplace, corporate sales, and our flagship store in Austin, Texas. Our DTC channel provides authentic, differentiated brand experiences, customer engagement, and expedited customer feedback, enhancing the product development cycle while providing diverse avenues for growth.

        From 2013 to 2016, yearly net sales were $89.9 million, $147.7 million, $468.9 million, and $818.9 million, respectively, representing a CAGR of 109% for the three-year period. Beginning in late 2016 and throughout 2017, we were affected by a confluence of internal and external factors that adversely impacted our growth and profitability, resulting in a decrease of net sales by 22% to $639.2 million for 2017. Driven by strong customer demand and a shortage of product in 2015, retailers aggressively stocked our products during 2016, which led to excess inventory in our wholesale channel and drove many of our retail partners to reduce purchases in the first half of 2017. During this period, we were also impacted by a challenging wholesale marketplace generally, notably the delayed merger of Bass Pro Shops and Cabela's, which slowed ordering, negative trends in the U.S. retail environment, including several retailer bankruptcies, and the repositioning by a major retail partner towards "every day low prices" and private label products at the expense of our premium products. Additionally, we settled several lawsuits that we had initiated against competitors in which we alleged they were infringing on our intellectual property across our range of products. While these settlements were favorable to YETI over the long-term, during the first half of 2017 they resulted in competitors being allowed to liquidate the disputed inventory at low prices.

        In response to these events, we immediately implemented several initiatives and made investments that by year-end 2017 had reduced retailer and company inventory levels to targeted levels, enhanced liquidity, reinvigorated growth, and better positioned YETI for long-term success. These key initiatives included:

  •
  implementing a series of pricing actions, which stimulated demand and re-balanced existing inventory held by our customers, while, at the same time, allowing us to retain our premium positioning in the market;

  •
  introducing new products in existing product families, specifically an expanded line of Hopper soft coolers, new colorways, sizes, and accessories for Rambler drinkware, and limited-edition Hard Cooler and Drinkware products;

  •
  growing our DTC business by increasing our digital marketing investment, re-platforming YETI.com, increasing our presence on the Amazon Marketplace, and further developing our customer and corporate customization business through the acquisition of Rambler On;

  •
  focusing on and diversifying our independent dealer base with retail partners committed to our long-term growth, including culling approximately 1,100 underperforming retailers;

  •
  increasing our engagement with Dick's Sporting Goods, consistent with its market position as the largest sporting goods retailer in the United States;

  •
  rationalizing our manufacturing supplier base, which resulted in greater manufacturing capacity and lower product costs;

  •
  strengthening our team by adding several key executives and increasing our employee count from 269 at the end of 2015 to 507 at the end of 2017, including material investments in our new product development staff; and

  •
  investing in enhanced information systems, including new enterprise resource planning, or ERP, customer relationship management, or CRM, and business improvement systems, which provide us with the technological infrastructure necessary to support our global operations and future growth.

        These initiatives enabled us to successfully expand our customer base, both demographically and geographically, enhance existing product lines, accelerate new product innovation, and improve customer service. Furthermore, despite the challenges during 2017, our brand remained strong and YETI awareness continued to grow. Today, we operate a more balanced omni-channel distribution model, anchored by a stronger and more diversified retailer network and more powerful DTC platform, with a wider range of products. As a result, we believe that we are better positioned to achieve sustainable long-term growth.

Results of Operations

        Components of Our Results of Operations.    Net sales are comprised of wholesale channel sales to our retail partners and sales through our DTC channel. Net sales in both channels reflect the impact of product returns as well as discounts for certain sales programs or promotions.

        We believe that our net sales include a seasonal component. In our wholesale and DTC channels, we expect our net sales to be highest in our second and fourth quarters, with the first quarter generating the lowest sales. We expect this seasonality will continue to be a factor in our results of operations.

        We discuss the net sales of our products in our two primary categories: Coolers & Equipment and Drinkware. The Coolers & Equipment category includes hard coolers, soft coolers, outdoor equipment products, and various accessories to these core products as well as replacement parts. Likewise, Drinkware accessories are included in the Drinkware category. In addition, the Other category is primarily YETI ICE, YETI logo tee shirts, hats, and other miscellaneous products.

        Gross profit reflects net sales less cost of goods sold, which primarily includes the purchase cost of our products from our third-party contract manufacturers, inbound freight and duties, product quality testing and inspection costs, depreciation on molds and equipment that we own, and our cost of customizing Drinkware products.

        We calculate gross margin as gross profit divided by net sales. Gross margin in our DTC sales channel is generally higher than that on sales in our wholesale channel. We anticipate that our DTC net sales may grow at a faster rate than our net sales in our wholesale channel. If so, we would expect a favorable impact to aggregate gross margin over time. This favorable anticipated gross margin impact may not be realized, or may be offset by other unfavorable gross margin factors. Additionally, any new products that we develop, or our planned expansion into new geographies, may impact our future gross margin.

        SG&A expenses consist primarily of marketing costs, employee compensation and benefits costs, costs of our outsourced warehousing and logistics operations, costs of operating on third-party DTC marketplaces, professional fees and services, cost of non-cash stock-based compensation, cost of product shipment to our customers, and general corporate infrastructure expenses. We anticipate that SG&A will increase in the future based on our plans to increase staff levels, open additional retail stores, expand marketing activities, and bear additional costs as a public company. In particular, we intend to open a company store for employees and additional retail stores in the second half of 2018 or in 2019.

        Change in Fiscal Year and Reporting Calendar.    Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements.

Results of Operations

        The following table sets forth selected statement of operations data, and their corresponding percentage of net sales, for the periods indicated. The discussion below should be read in conjunction with the following table and our audited financial statements, our unaudited financial statements, and related notes appearing elsewhere in this prospectus:

  Statement of Operations Data

	Six Months Ended				Fiscal Year Ended
(dollars in thousands)	June 30, 2018		July 1, 2017		December 30, 2017		December 31, 2016		December 31, 2015
Statement of Operations
Net sales	$341,545	100%	$254,108	100%	$639,239	100%	$818,914	100%	$468,946	100%
Cost of goods sold	183,786	54%	134,822	53%	344,638	54%	404,953	49%	250,245	53%

Gross profit	157,759	46%	119,286	47%	294,601	46%	413,961	51%	218,701	47%
Selling, general, and administrative expenses	121,329	36%	103,908	41%	230,634	36%	325,754	40%	90,791	19%

Operating income	36,430	11%	15,378	6%	63,967	10%	88,207	11%	127,910	27%
Interest expense	(16,719)	5%	(15,610)	6%	(32,607)	5%	(21,680)	3%	(6,075)	1%
Other (expense) income	(111)	0%	1,150	0%	699	0%	(1,242)	0%	(6,474)	1%

Income before income taxes	19,600	6%	918	0%	32,059	5%	65,285	8%	115,361	25%
Income tax expense	(4,036)	1%	(762)	0%	(16,658)	3%	(16,497)	2%	(41,139)	9%

Net income	$15,564	5%	$156	0%	$15,401	2%	$48,788	6%	$74,222	16%

Adjusted Operating Income(1)	46,642	14%	23,343	9%	76,003	12%	221,429	27%	136,043	29%
Adjusted Net Income(1)	23,453	7%	5,267	2%	23,126	4%	134,559	16%	79,484	17%
Adjusted EBITDA(1)	$58,416	17%	$33,849	13%	$97,471	15%	$231,862	28%	$137,101	29%

(1)
For the definitions of Adjusted Operating Income, Adjusted Net Income, Adjusted EBITDA and a reconciliation of such measures to operating income, net income, and net income, respectively, see "Prospectus Summary—Summary Consolidated Financial and Other Data."

Six Months Ended June 30, 2018 Compared to July 1, 2017

  Net Sales

	Six Months Ended
			Change
	June 30, 2018	July 1, 2017
(dollars in millions)			$	%
Net sales	$341.5	$254.1	$87.4	34%

        Net sales increased $87.4 million, or 34%, to $341.5 million for the six months ended June 30, 2018 compared to $254.1 million for the six months ended July 1, 2017. This increase was driven by growth across both our wholesale and DTC channels. Net sales in our wholesale channel increased $42.1 million, or 22%, to $235.8 million for the six months ended June 30, 2018. The growth in our wholesale channel net sales was primarily driven by increased Drinkware sales. Overall, wholesale channel net sales grew as a result of replenishment orders from our retail partners caused by strong product sell-through, sales of new products, and additional colorways for existing products. Net sales through our DTC channel increased by $45.4 million, or 75%, to $105.8 million for the six months ended June 30, 2018. DTC sales increased across all categories, but most significantly in Drinkware. DTC sales were driven by an increase in customer purchases on our website, YETI.com, and YETI Authorized on the Amazon Marketplace, as well as increased consumer and corporate customized Drinkware and hard cooler sales, primarily from YETIcustomshop.com.

        Net sales in our two primary product categories were as follows:

  •
  Coolers & Equipment net sales increased by $27.0 million, or 21%, to $153.3 million for the six months ended June 30, 2018 compared to $126.3 million for the six months ended July 1, 2017. This change was driven by growth in both the wholesale and DTC channels, but most significantly in our DTC channel. These channels benefitted from a continued increase in hard cooler sales and the expansion of our soft cooler products, as well as the introduction of several storage, transport, and outdoor living products.

  •
  Drinkware net sales increased by $58.0 million, or 49%, to $176.7 million for the six months ended June 30, 2018 compared to $118.6 million for the six months ended July 1, 2017. This increase was driven by strong growth in both the wholesale and DTC channels. These channels benefitted from the expansion of our Drinkware product line, new Drinkware accessories, and the introduction of new Drinkware colorways.

  Gross Profit

	Six Months Ended
			Change
	June 30, 2018	July 1, 2017
(dollars in millions)			$	%
Gross profit	$157.8	$119.3	$38.5	32%
Gross margin (Gross profit as a % of net sales)	46.2%	46.9%

        Gross profit increased $38.5 million, or 32%, to $157.8 million for the six months ended June 30, 2018 compared to $119.3 million for the six months ended July 1, 2017. Gross margin decreased 70 basis points for the six months ended June 30, 2018 to 46.2% from 46.9% for the six months ended July 1, 2017. The decrease in gross margin was primarily driven by:

  •
  price reductions on select hard cooler, soft cooler, and Drinkware products in the second half of 2017 and in 2018 to reposition these products in the market to create pricing space for planned new product introductions, which reduced gross margin by approximately 570 basis points; and

  •
  increased inbound freight expense on incoming Drinkware colorways to meet increased demand, which reduced gross margin by approximately 120 basis points.

        These reductions in gross margin in the six months ended June 30, 2018 were partially offset by the favorable impact of:

  •
  leveraging fixed costs on higher net sales, which favorably impacted gross margin by approximately 320 basis points;

  •
  increased higher margin DTC channel sales, which favorably impacted gross margin by approximately 180 basis points; and

  •
  charges incurred in the prior period for price protection related to our first-generation Hopper, which favorably impacted gross margin by approximately 70 basis points.

  Selling, General, and Administrative Expenses

	Six Months Ended
			Change
	June 30, 2018	July 1, 2017
(dollars in millions)			$	%
Selling, general, and administrative expenses	$121.3	$103.9	$17.4	17%
SG&A as a % of net sales	35.5%	40.9%

        SG&A expenses increased by $17.4 million, or 17%, to $121.3 million for the six months ended June 30, 2018 compared to $103.9 million for the six months ended July 1, 2017. As a percentage of net sales, SG&A decreased 540 basis points to 35.5% for the six months ended June 30, 2018. The increase in SG&A was driven mainly by increases in the following: employee wages and benefits of $6.8 million due to increased headcount; Amazon Marketplace fees of $6.0 million; warehousing and logistics and outbound freight expense of $3.6 million; information technology expenses of $2.4 million; depreciation and amortization of $1.2 million; property taxes of $1.2 million; credit card processing fees of $0.9 million; fees associated with sales through a peripheral bulk sales channel of $0.7 million; and non-cash stock-based compensation expense of $0.6 million. These SG&A increases were partially offset by a reduction of $6.4 million in marketing expenses.

  Non-Operating Expenses

        Interest expense was $16.7 million for the six months ended June 30, 2018 compared to $15.6 million for the six months ended July 1, 2017. The increase in interest expense was primarily due to an increase in our LIBOR rate related to our Credit Facility. See further discussion of our Credit Facility in "—Liquidity and Capital Resources" below.

        Income tax expense was $4.0 million for the six months ended June 30, 2018 compared to $0.8 million for the six months ended July 1, 2017. The increase in income tax expense was primarily driven by higher pre-tax income for the six months ended June 30, 2018, partially offset by a lower effective tax rate. The effective tax rate for the six months ended June 30, 2018 was 21% compared to 83% for the six months ended July 1, 2017. The decrease in the effective tax rate was partially due to the reduction in the U.S. corporate income tax rate from 35% to 21%, which resulted from the Tax Cuts and Jobs Act, or the Act. In addition, the high effective tax rate for the six months ended July 1, 2017 was due to certain discrete tax expense items recorded against lower pre-tax income and the consolidation of Rambler On as a variable interest entity, or VIE. Rambler On was taxed as a partnership and, as a nontaxable pass-through entity, income tax was not recorded on its income.

2017 Compared to 2016

  Net Sales

	Fiscal Year Ended		Change
(dollars in millions)	2017	2016	$	%
Net sales	$639.2	$818.9	$(179.7)	(22)%

        Net sales decreased $179.7 million, or 22%, to $639.2 million in 2017, compared to $818.9 million in 2016. This decrease was primarily driven by a decline in net sales in our wholesale channel of $296.1 million, or 40%, which was partially offset by increased net sales in our DTC channel of $116.4 million, or 149%. Wholesale channel net sales declined significantly in both Coolers & Equipment and Drinkware in 2017 primarily as a result of excess levels of inventory of YETI product in our wholesale channel at the end of 2016. This wholesale channel inventory situation was caused by retail partners overbuying in the first half of 2016 in response to rapid 2015 product sell-through and resulting product shortages, a challenging overall U.S. retail environment, and inventory liquidations by certain competitors at low relative prices. DTC net sales increased significantly in both Coolers & Equipment and Drinkware. The increase in DTC net sales was largely attributable to our continued commitment to and significant investments in the DTC channel, which resulted in enhanced customer engagement with YETI.com, increased focus on selling through YETI Authorized on the Amazon Marketplace, and growth in custom Drinkware and hard cooler sales to customers and businesses.

        Net sales in our two primary product categories were as follows:

  •
  Coolers & Equipment net sales decreased by $37.2 million, or 11%, to $312.2 million in 2017, compared to $349.5 million in 2016. The decline was driven by lower hard cooler and soft cooler net sales in the wholesale channel, partially offset by an increase in both hard and soft cooler net sales in the DTC channel. Both channels benefited from expansion of our soft cooler Hopper FlipTM family product offerings, the introduction of premium storage buckets, a second-generation Hopper soft cooler, our Panga submersible duffel bags, and limited edition hard coolers.

  •
  Drinkware net sales decreased by $137.0 million, or 31%, to $310.3 million in 2017 compared to $447.3 million in 2016. The decline was driven by a decrease in the wholesale channel, partially offset by an increase in the DTC channel. Both channels benefited from new product introductions, including Rambler Jugs, the Rambler 14 oz. Mug, and additional Drinkware accessories, as well as the addition of Drinkware colorways.

        During the first half of 2017, we implemented a series of commercial actions aimed at better positioning us for long-term growth. See "—Executive Summary." These initiatives proved highly successful in reducing excess channel inventory and improving retailer sell-through, which fostered net sales growth of 21% during the fourth quarter of 2017 compared to the fourth quarter of 2016.

  Gross Profit

	Fiscal Year Ended		Change
(dollars in millions)	2017	2016	$	%
Gross profit	$294.6	$414.0	$(119.4)	(29)%
Gross margin (Gross profit as a % of net sales)	46.1%	50.6%

        Gross profit decreased $119.4 million, or 29%, to $294.6 million in 2017, compared to $414.0 million in 2016. Gross margin decreased 450 basis points to 46.1% from 50.6% in 2016. The decrease in gross margin was primarily driven by:

  •
  adding incremental, value-add features, and related costs to certain of our Drinkware products, which reduced gross margin by approximately 180 basis points;

  •
  the inclusion of YCD's manufacturing costs in our consolidated cost of goods sold, which reduced gross margin by approximately 170 basis points;

  •
  price reductions on several hard cooler, soft cooler, and Drinkware products to reposition these products in the market to create pricing space for planned new product introductions, which reduced gross margin by approximately 160 basis points;

  •
  additional costs related to reworking certain Drinkware finished goods inventories to add color as well as customization, which reduced gross margin by approximately 130 basis points; and

  •
  disposition of certain prior generation, excess end-of-life soft cooler inventories through a peripheral bulk sales channel at a low gross margin, which reduced gross margin by approximately 90 basis points.

        These factors which contributed to the aggregate reduction of consolidated gross margin were partially offset by the favorable impact of:

  •
  reduced air freight on incoming Drinkware product deliveries as a percentage of net sales in 2017 versus 2016, which favorably impacted gross margin by approximately 250 basis points; and

  •
  an increase in the mix of higher margin DTC net sales in 2017 compared to 2016, which favorably impacted gross margin by approximately 80 basis points.

  Selling, General, and Administrative Expenses

	Fiscal Year Ended		Change
(dollars in millions)	2017	2016	$	%
Selling, general, and administrative expenses	$230.6	$325.8	$(95.1)	(29)%
SG&A as a % of net sales	36.1%	39.8%

        SG&A decreased $95.1 million, or 29%, to $230.6 million in 2017, compared to $325.8 million in 2016. As a percentage of net sales, SG&A decreased to 36.1% in 2017 from 39.8% in 2016. The decrease in SG&A was primarily driven by a first quarter 2016 non-recurring charge to non-cash stock-based compensation of $104.4 million, resulting from the accelerated vesting of certain outstanding stock options.

        After adjusting for the non-recurring charge to non-cash stock-based compensation expense, SG&A increased by $9.3 million in 2017. The increase in SG&A was driven primarily by increases in the following: Amazon Marketplace fees of $16.8 million; costs for outsourced warehousing and logistics and outbound freight of $8.1 million; depreciation and amortization of $5.3 million; and information technology expenses of $4.0 million. These SG&A increases were partially offset by a $15.8 million reduction in professional fees, largely related to our 2016 initial public offering preparation, and a $12.7 million reduction in marketing expense.

  Non-Operating Expenses

        Interest expense was $32.6 million in 2017, compared to $21.7 million in 2016. The increase in interest expense was primarily due to additional long-term indebtedness incurred under the Credit Facility in May 2016.

        Other income was $0.7 million in 2017, compared to other expense of $1.2 million in 2016. Other income in 2017 related to settlements received in certain actions to enforce our intellectual property in excess of amounts netted against related intangibles. Other expense in 2016 related to losses on early retirement of debt, primarily from unamortized deferred financing costs on our 2012 Credit Facility, which was outstanding at the time of repayment in May 2016.

        Income tax expense was $16.7 million in 2017 compared to $16.5 million in 2016. The effective tax rate increased to 52% in 2017 from 25% in 2016. We recognized additional income tax expense of $5.7 million in 2017, primarily due to the revaluation of our net deferred tax assets based on the enactment of the Act. In addition, income tax expense was lower than usual in 2016 due to a higher benefit from the research and development credit and the consolidation of Rambler On as a VIE. Rambler On was a partnership, and as a nontaxable pass-through entity, no income tax was recorded on its income.

2016 Compared to 2015

  Net Sales

	Fiscal Year Ended		Change
(dollars in millions)	2016	2015	$	%
Net sales	$818.9	$468.9	$350.0	75%

        Net sales increased $350.0 million from 2015, or 75%, to $818.9 million in 2016 compared to $468.9 million in 2015. This increase was primarily driven by higher net sales in our wholesale channel of $308.3 million, or 71%. While wholesale channel net sales of both Coolers & Equipment and Drinkware increased significantly, Drinkware net sales grew 98%, which was markedly faster than Coolers & Equipment growth. We believe our net sales in 2016, across both Drinkware and Coolers & Equipment, were impacted due to supply chain-related challenges we experienced in 2015, which caused a number of our retail partners to order product volumes in 2016 in excess of their normal sell-through requirements. During the first half of 2016, as our supply chain partners met this higher demand from our retail partners, wholesale channel inventories built to unusually high levels. This excess inventory resulted in lower net sales volumes to our retail partners in late 2016 and into 2017. Net sales through our DTC channel in 2016 increased by $41.7 million, or 115%, driven by strong growth in both Coolers & Equipment and Drinkware. DTC sales benefited from growing customer engagement with YETI.com, increased inventory allocated to this channel in 2016, and higher sales of customized Drinkware products. In late 2016, we initiated sales through the Amazon Marketplace, which also contributed to DTC net sales growth.

        Net sales in our two primary product categories were as follows:

  •
  Coolers & Equipment net sales increased by $118.6 million, or 51%, to $349.5 million in 2016, compared to $230.8 million in 2015. The increase was driven by both hard cooler and soft cooler products, reflecting continued strong demand and increased levels of inventory available to meet this demand. In addition, we expanded our Coolers & Equipment product line with successful introductions of additional sizes and colors of our Hopper soft cooler product line as well as Hopper Flip soft cooler products.

  •
  Drinkware net sales increased by $225.0 million, or 101%, to $447.3 million in 2016, compared to $222.3 million in 2015. The increase was driven by continued demand for our Drinkware products, successful introduction of Rambler Bottles, increased inventory being available in 2016, and increased sales of customized Drinkware.

  Gross Profit

	Fiscal Year Ended		Change
(dollars in millions)	2016	2015	$	%
Gross profit	$414.0	$218.7	$195.3	89%
Gross margin (Gross profit as a % of net sales)	50.6%	46.6%

        Gross profit increased $195.3 million, or 89%, to $414.0 million in 2016, compared to $218.7 million in 2015. Gross margin increased 400 basis points to 50.6% in 2016 from 46.6% in 2015. The increase in gross margin was primarily driven by:

  •
  cost improvements across all product categories, which favorably impacted gross margin by approximately 300 basis points;

  •
  a decrease in air freight expense on incoming Drinkware product deliveries as a percentage of net sales, which favorably impacted gross margin by approximately 180 basis points;

  •
  mix shift to higher margin Drinkware net sales in 2016, which favorably impacted gross margin by approximately 20 basis points; and

  •
  an increase in the mix of higher margin DTC net sales in 2016, which favorably impacted gross margin by approximately 20 basis points.

        These improvements to gross margin were partially offset by:

  •
  credits provided to wholesale channel retail partners related to certain Drinkware price reductions, which reduced gross margin by approximately 70 basis points; and

  •
  the consolidation of Rambler On, which was effective August 1, 2016, which reduced consolidated gross margins approximately 40 basis points due to inclusion of their manufacturing costs in our consolidated cost of goods sold.

  Selling, General and Administrative Expenses

	Fiscal Year Ended		Change
(dollars in millions)	2016	2015	$	%
Selling, general and administrative expenses	$325.8	$90.8	$235.0	259%
SG&A as a % of net sales	39.8%	19.4%

        SG&A increased $235.0 million, or 259%, to $325.8 million in 2016 compared to $90.8 million in 2015. As a percentage of net sales, SG&A increased to 39.8% in 2016 from 19.4% in 2015. The increase in SG&A was primarily driven by a first quarter 2016 non-recurring charge to non-cash stock-based compensation of $104.4 million, resulting from the accelerated vesting of certain of our outstanding stock options, as described below.

        In March 2016, our unvested stock options outstanding were modified to convert performance-based options to time-based options and to change the vesting period for time-based options. The modified stock options generally vest over a three-year period from July 31, 2016. The incremental compensation cost associated with the modifications are recognized over the remaining requisite service period. Additionally, the awards for four employees were accelerated in March 2016 so that a portion of their options vested immediately, and consequently the incremental cost associated with these options, which totaled $104.4 million, was expensed upon such vesting.

        In addition to the non-recurring charge to non-cash stock-based compensation expense discussed above, the increase in SG&A was also driven by increases in the following: employee compensation expense of $37.9 million, which included recurring non-cash stock-based compensation expense of $13.4 million; incremental marketing expenses of $37.5 million; costs for outsourced warehousing/logistics and outbound freight of $24.3 million; and professional fees of $16.1 million. Additionally, the consolidation of Rambler On, which was effective August 1, 2016, increased SG&A by $4.7 million, primarily due to related employee compensation.

  Non-Operating Expenses

        Interest expense was $21.7 million in 2016 compared to $6.1 million in 2015. The increase in interest expense was primarily due to additional indebtedness incurred in May 2016 from the Credit Facility, which was used to repay the 2012 Credit Facility and pay dividends to stockholders.

        Other expenses were $1.2 million in 2016, compared to $6.5 million in 2015. Other expenses in 2016 relate to losses on early retirement of debt, primarily from unamortized deferred financing costs on the 2012 Credit Facility outstanding at the time of repayment in May 2016. Other expenses in 2015 related to changes in the fair value of the contingent consideration associated with our acquisition of YETI Coolers in 2012. The contingent consideration was paid in May 2016 using proceeds from the Credit Facility.

        Income tax expense was $16.5 million in 2016, compared to $41.1 million in 2015, due to the $50 million decrease in income before income taxes in 2016 from 2015. The effective tax rate in 2016 decreased to 25% from 36% in 2015. The reduction in the effective tax rate in 2016 was primarily due to increased benefit from the research and development credit and the consolidation of Rambler On as a VIE. Rambler On was a partnership, and as a nontaxable pass-through entity, no income tax was recorded on its income.

Non-GAAP Financial Measures

        See "Prospectus Summary—Summary Consolidated Financial and Other Data" for a description of Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA.

        The following tables reconcile operating income to Adjusted Operating Income, net income to Adjusted Net Income, and net income to Adjusted EBITDA for the periods presented.

	Six Months Ended		Fiscal Year Ended
(dollars in thousands)	June 30, 2018	July 1, 2017	December 30, 2017	December 31, 2016	December 31, 2015
Operating income	$36,430	$15,378	$63,967	$88,207	$127,910
Adjustments:
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—

	Six Months Ended		Fiscal Year Ended
(dollars in thousands)	June 30, 2018	July 1, 2017	December 30, 2017	December 31, 2016	December 31, 2015
Adjusted Operating Income	$46,642	$23,343	$76,003	$221,429	$136,043

Net income	$15,564	$156	$15,401	$48,788	$74,222
Adjustments:
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—
Tax impact of adjusting items(h)	(2,323)	(2,854)	(4,311)	(47,451)	(2,871)

Adjusted Net Income	$23,453	$5,267	$23,126	$134,559	$79,484

Net income	$15,564	$156	$15,401	$48,788	$74,222
Adjustments:
Interest expense	16,719	15,610	32,607	21,680	6,075
Income tax expense	4,036	762	16,658	16,497	41,139
Depreciation and amortization expense(a)	11,885	9,356	20,769	11,675	7,532
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—

Adjusted EBITDA	$58,416	$33,849	$97,471	$231,862	$137,101

Net sales	$341,545	$254,108	$639,239	$818,914	$468,946
Net income as a % of net sales	10.7%	6.1%	10.0%	10.8%	27.3%
Adjusted operating income as a % of net sales	13.7%	9.2%	11.9%	27.0%	29.0%
Adjusted net income as a % of net sales	6.9%	2.1%	3.6%	16.4%	16.9%
Adjusted EBITDA as a % of net sales	17.1%	13.3%	15.2%	28.3%	29.2%

Liquidity and Capital Resources

        Historically, our cash requirements have principally been for working capital purposes. We fund our working capital, primarily inventory, and accounts receivable, from cash flows from operating activities, cash on hand, and borrowings under our revolving credit facility.

        On May 19, 2016, we entered into the Credit Facility and repaid in its entirety the 2012 Credit Facility. At June 30, 2018, we had $71.3 million in cash on hand and no outstanding borrowings under our revolving credit facility. At July 1, 2017, we had $15.3 million in cash on hand and $50.0 million in outstanding borrowings under our revolving credit facility.

        The recent changes in our working capital requirements generally reflect the growth in our business. Although we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash requirements, we believe that our available cash on hand, along with amounts available under our Credit Facility will be sufficient to satisfy our liquidity requirements for at least the next twelve months. However, the continued growth of our business, including our expansion into international markets and opening and operating our own retail locations, may significantly increase our expenses and cash requirements. For example, we currently anticipate incurring approximately $4.0 million to $6.0 million in capital expenditures related to our contemplated opening of retail stores in Chicago, Illinois and Charleston, South Carolina in the second half of 2018 or the first half of 2019. In addition, the amount of our future product sales is difficult to predict, and actual sales may not be in line with our forecasts. As a result, we may be required to seek additional funds in the future from issuances of equity or debt, obtaining additional credit facilities, or loans from other sources.

  Cash Flows

	Six Months Ended		Fiscal Year Ended
(dollars in thousands)	June 30, 2018	July 1, 2017	December 30, 2017	December 31, 2016	December 31, 2015
Cash flows provided by (used in):
Operating activities	$83,631	$5,491	$147,751	$28,911	$8,625
Investing activities	(14,626)	(18,134)	(38,722)	(55,884)	(10,902)
Financing activities	(51,342)	6,710	(72,237)	8,011	33,643

  Operating activities

        Our cash flow from operating activities consists primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include depreciation and amortization, amortization of deferred loan costs, stock-based compensation, and deferred income taxes. In addition, our operating cash flows include the effect of changes in operating assets and liabilities, principally inventory, accounts receivable, income taxes, prepaid expenses, deposits and other assets, accounts payable, and accrued expenses.

        Net cash provided by operating activities was $83.6 million in the six months ended June 30, 2018, compared to $5.5 million in the six months ended July 1, 2017. The increase in net cash provided by operating activities was due to the following:

  •
  changes in accounts receivable increased operating cash flow by $25.2 million, primarily driven by an increased mix of DTC sales, which have shorter collection terms; and

  •
  changes in inventory increased operating cash flow by $52.4 million, primarily driven by disciplined inventory management coupled with increasing sales beginning in the third quarter of 2017 and continuing through the second quarter of 2018.

        Net cash provided by operating activities was $147.8 million in 2017, compared to net cash provided by operating activities of $28.9 million in 2016. The increase in cash provided by operating activities was due to the following:

  •
  changes in inventory increased operating cash flow by $221.7 million. This increase was driven by increasing hard coolers and Drinkware inventory in 2016 to meet customer demand, versus decreasing inventory levels throughout 2017 as a result of disciplined inventory management, coupled with increasing sales primarily in the third and fourth quarters of 2017; and

  •
  a decrease in net income, after adjusting for non-cash items, of $103.3 million.

        Net cash provided by operating activities was $28.9 million in 2016, compared to net cash provided by operating activities of $8.6 million in 2015. The increase in cash provided by operating activities was due to the following:

  •
  an increase in net income, after adjusting for non-cash items, of $77.1 million; and

  •
  changes in working capital decreased operating cash flow by $56.8 million, due to changes associated with increased customer demand.

  Investing activities

        Cash used in investing activities was $14.6 million and $18.1 million in the six months ended June 30, 2018 and July 1, 2017, respectively. Our investing activities primarily relate to capital expenditures for technology systems infrastructure, facilities, and production molds, as well as tooling and equipment, which totaled $7.1 million and $30.5 million during the six months ended June 30, 2018 and July 1, 2017, respectively. Additionally, in the six months ended June 30, 2018, we used cash in investing activities of $7.7 million related to trade dress and trademark assets. In the six months ended July 1, 2017, we received $6.0 million in settlement payments from litigation matters that were credited against the carrying value of the related intangible assets, in accordance with our policy on intangibles. In the six months ended July l, 2017, we acquired Rambler On for $2.0 million (and a subsequent payment of $0.9 million, in October 2017), which increased our cash flows used in investing activities. Additionally, in the six months ended July l, 2017, we had cash inflows from investing activities related to the receipt of notes receivable with Rambler On.

        Cash flows used in investing activities were $38.7 million in 2017, $55.9 million in 2016, and $10.9 million in 2015. Our investing activities primarily relate to spending on capital expenditures for technology systems infrastructure, facilities, and production molds, as well as tooling and equipment, which totaled $42.2 million, $35.6 million, and $8.9 million in 2017, 2016, and 2015, respectively. In 2017, we had cash flows provided by investing activities of $4.9 million in settlements received from litigation that were credited against the carrying value of the related intangible assets, in accordance with our policy on intangibles. In 2017, we acquired Rambler On and paid approximately $2.9 million for the acquisition, which increased our cash flows used in investing activities. In 2016 and 2015, we spent $24.7 million and $2.0 million, respectively, on investments in intangible assets, primarily patents and trademarks. Cash flows from investing activities for 2016 were positively impacted by the cash at Rambler On, which totaled $5.0 million at the time of consolidation.

  Financing activities

        Cash used in financing activities was $51.3 million in the six months ended June 30, 2018 and cash flows provided by financing activities were $6.7 million in the six months ended July 1, 2017. In the six months ended June 30, 2018, we repaid $22.3 million and $25.5 million of our term loan A and term loan B under our Credit Facility, respectively, and $1.5 million of our promissory note with Rambler On. Additionally, in the six months ended June 30, 2018, we purchased 1.0 million shares of our common stock from a stockholder for approximately $2.0 million that were subsequently retired. In the six months ended July 1, 2017, we borrowed $30.0 million from our revolving credit facility and repaid $22.3 million and $0.5 million of our term loan A and term loan B under our Credit Facility, respectively.

        Cash flows used by financing activities were $72.2 million in 2017. Cash flows provided by financing activities were $8.0 million in 2016 and $33.6 million in 2015. Cash flows from financing activities predominately related to borrowings and repayments on long-term debt, including related payments of loan costs, and proceeds from employee stock transactions. In 2017, we had a net repayment of $20.0 million on our revolving credit facility and repaid approximately $47.5 million on the Credit Facility. Additionally, in 2017 we paid $2.8 million in dividends, compared to $453.9 million in 2016. In 2016, we borrowed $550.0 million from the Credit Facility, repaid $61.7 million on the 2012 Credit Facility, and repaid $34.6 million on the Credit Facility. In 2015, we borrowed $35.0 million from the 2012 Credit Facility and paid approximately $2.4 million in principal payments and fees on the 2012 Credit Facility.

Credit Facility

        On May 19, 2016, we entered into the Credit Facility. The Credit Facility provides for (a) a revolving credit facility, (b) a term loan A, and (c) a term loan B. All borrowings under the Credit Facility bear interest at a variable rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total net leverage ratio. As of June 30, 2018, our interest rates on term loan A and term loan B were 6.10% and 7.60%, respectively. Interest is due at the end of each quarter if we have selected to pay interest based on the base rate or at the end of each LIBOR period if we have selected to pay interest based on LIBOR.

        On July 15, 2017, we amended the Credit Facility to reset the net leverage ratio covenant for the period ending June 2017 through December 2018.

        At June 30, 2018, we had $433.9 million outstanding under the Credit Facility. At December 30, 2017, we had $481.7 million outstanding under the Credit Facility.

  Revolving Credit Facility

        The revolving credit facility, which matures May 19, 2021, allows us to borrow up to $100.0 million, including the ability to issue up to $20.0 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our revolving credit facility, it does reduce the amount available. As of December 30, 2017 and June 30, 2018, we had no borrowings outstanding under the revolving credit facility. As of June 30, 2018, we had issued $20.0 million in letters of credit with a 4.0% annual fee to supplement our supply chain finance program.

  Term Loan A

        The term loan A is a $445.0 million term loan facility, maturing on May 19, 2021. Principal payments of $11.1 million are due quarterly with the entire unpaid balance due at maturity. As of June 30, 2018, we had $356.0 million outstanding under term loan A.

  Term Loan B

        The term loan B is a $105.0 million term loan facility, maturing on May 19, 2022. Principal payments of $0.3 million are due quarterly with the entire unpaid balance due at maturity. As of June 30, 2018, we had $77.9 million outstanding under term loan B.

  Other Terms of the Credit Facility

        We may request incremental term loans, incremental equivalent debt, or revolving commitment increases (we refer to each as an Incremental Increase) of amounts of not more than $125.0 million in total plus an additional amount if our total secured net leverage ratio (as defined in the Credit Facility) is equal to or less than 2.50 to 1.00. In the event that any lenders fund any of the Incremental Increases, the terms and provisions of each Incremental Increase, including the interest rate, shall be determined by us and the lenders, but in no event shall the terms and provisions, when taken as a whole and subject to certain exceptions, of the applicable Incremental Increase, be more favorable to any lender providing any portion of such Incremental Increase than the terms and provisions of the loans provided under the revolving credit facility, the term loan A, and the term loan B, as applicable.

        The Credit Facility is (a) jointly and severally guaranteed by the Guarantors and any future subsidiaries that execute a joinder to the guaranty and collateral agreement and (b) secured by a first priority lien on substantially all of our and the Guarantors' assets, subject to certain customary exceptions.

        The Credit Facility requires us to comply with certain financial ratios, including:

  •
  at the end of each fiscal quarter, a total net leverage ratio (as defined in the Credit Facility) for the four quarters then ended of not more than 6.50 to 1.00, 5.50 to 1.00, 4.50 to 1.00, and 4.25 to 1.00, 4.00 to 1.00, and 3.50 to 1.00 for the quarters ended December 30, 2017, March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, and March 31, 2019 and thereafter, respectively; and

  •
  at the end of each fiscal quarter, an interest coverage ratio (as defined in the Credit Facility) for the four quarters then ended of not less than 3.00 to 1.00.

        In addition, the Credit Facility contains customary financial and non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans, and advances; affiliate transactions; changes to capital structure and the business; additional indebtedness; additional liens; the payment of dividends; and the sale of assets, in each case, subject to certain customary exceptions. The Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the Credit Facility to be in full force and effect, and a change of control of our business. We were in compliance with all covenants under the Credit Facility as of June 30, 2018.

        Contractual Obligations.    The following table summarizes our contractual cash obligations as of December 30, 2017:

	Payments Due by Period
(dollars in thousands)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt principal payment	$481,675	$45,550	$91,100	$345,025	$—
Interest	88,985	23,766	48,335	16,884	—
Operating lease obligations	55,553	6,724	14,306	10,294	24,229

Total	$626,213	$76,040	$153,741	$372,203	$24,229

        Off-Balance Sheet Arrangements.    We did not have any off-balance sheet arrangements as of December 30, 2017.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions.

        The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

        Revenue Recognition.    Revenue is recognized when persuasive evidence of an arrangement exists, and title and risks of ownership have passed to the customer, based on the terms of sale. Goods are usually shipped to customers with FOB shipping point terms; however, our practice has been to bear the responsibility of the delivery to the customer. In the case that product is lost or damaged in transit to the customer, we generally take the responsibility to provide new product. In effect, we apply a synthetic FOB destination policy and therefore recognize revenue when the product is delivered to the customer. For our national accounts, delivery of our products typically occurs at shipping point, as they take delivery at our distribution center.

        Our terms of sale provide limited return rights. We may, and have at times, accepted returns outside our terms of sale at our sole discretion. We may also, at our sole discretion, provide our retail partners with sales discounts and allowances. We record estimated sales returns, discounts, and miscellaneous customer claims as reductions to net sales at the time revenues are recorded. We base our estimates upon historical experience and trends, and upon approval of specific returns or discounts. Actual returns and discounts in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns and discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase to net sales in the period in which we made such determination. A 10% change in our estimated reserve for sales returns, discounts, and miscellaneous claims for 2017 would have impacted net sales by $0.7 million.

        Allowance for Doubtful Accounts.    We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of our customers based on ongoing credit evaluations and their payment trends. Accounts receivable are uncollateralized customer obligations due under normal trade terms typically requiring payment within 30 to 45 days of sale. Receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded to income when received. A 10% change in the estimate for our allowance for doubtful accounts would not result in a material adjustment.

        Inventory.    Inventories are comprised primarily of finished goods and are carried at the lower of cost (weighted average cost method) or market (net realizable value). We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions. If the estimated net realizable value is less than cost, we reflect the lower value of that inventory. This methodology recognizes inventory exposures at the time such losses are identified rather than at the time the inventory is actually sold. Due to customer demand and inventory constraints, we have not historically taken material adjustments to the carrying value of our inventory.

        Physical inventory counts and cycle counts are taken on a regular basis. We provide for estimated inventory shrinkage since the last physical inventory date. Historically, physical inventory shrinkage has not been significant.

        Goodwill and Indefinite-Lived Intangible Assets.    Goodwill and intangible assets are recorded at cost, or at their estimated fair values at the date of acquisition. We review goodwill and indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount may be impaired. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset, or reporting units, is less than its carrying amount. If factors indicate that the fair value is less than its carrying amount, we perform a quantitative assessment, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any. We perform our annual impairment tests in the fourth quarter of each fiscal year. We have not historically taken any impairments of our goodwill or indefinite-lived intangible assets, and a 10% reduction in the fair value of our reporting unit would not result in a goodwill impairment.

        Long-Lived Assets.    We review our long-lived assets, which include property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. An impairment loss on our long-lived assets exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the long-lived asset's carrying value over the estimated fair value.

        Stock-Based Compensation.    We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which requires the input of highly subjective assumptions including expected option term, stock price volatility and the risk-free interest rate. The assumptions used in calculating the fair value of stock-based compensation awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. The expected option term assumption reflects the period that we believe the option will remain outstanding. This assumption is based upon the historical and expected behavior of our employees and may vary based upon the behavior of different groups of employees. Expected stock price volatility is estimated using the calculated value method based on the historical closing values of comparable publicly-held entities. The risk-free interest rate reflects the U.S. Treasury yield for a similar expected life instrument in effect on the date of grant.

        We estimate the fair value of our common stock based on the appraisals performed by an independent valuation specialist. The valuations were performed in accordance with applicable methodologies, approaches and assumptions of the technical practice-aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation and considered many objective and subjective factors to determine the common stock fair market value at each valuation date.

        Variable Interest Entities.    In accordance with ASC 810, Consolidations, the applicable accounting guidance for the consolidation of VIEs, we analyze our interests, including agreements and loans, on a periodic basis to determine if such interests are variable interests. If variable interests are identified, then the related entity is assessed to determine if it is a VIE. This analysis includes a qualitative review, which is based on the design of the entity, its organizational structure including its decision-making authority, and relevant agreements. We identify an entity as a VIE if either: (1) the entity does not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the entity's equity investors lack the essential characteristics of a controlling financial interest. If we determine that the entity is a VIE, then we perform ongoing assessments of our VIEs to determine whether we have a controlling financial interest in any VIE and therefore are the primary beneficiary. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess the purpose and design of the VIE, the nature of the VIE's risks and the risks that we absorb, the power to direct activities that most significantly impact the economic performance of the VIE, and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. If we are the primary beneficiary of a VIE, we consolidate the VIE under applicable accounting guidance. We consolidated Rambler On, YETI's exclusive customization partner, as a VIE effective August 1, 2016, and we consolidated YCD as a wholly-owned subsidiary effective May 16, 2017.

Recently Adopted Accounting Pronouncements

        In March 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2016-09, "Compensation—Stock Compensation (Topic 718)," which amended guidance related to employee share-based payment accounting. The new guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This guidance requires all excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled, with prospective application required. We adopted the provisions of this guidance prospectively on January 1, 2017. This adoption of this provision impacted our income statement by $0.9 million in 2017.

        The guidance also changes the classification of such tax benefits or tax deficiencies on the statement of cash flows from a financing activity to an operating activity, with retrospective or prospective application allowed. We adopted the provisions of this guidance prospectively on January 1, 2017 and began classifying excess tax benefits and tax deficiencies as an operating activity. The adoption of these provisions did not have a material impact on our financial condition, results of operations, cash flows or financial disclosures.

        Additionally, the guidance requires the classification of employee taxes paid when an employer withholds shares for tax-withholding purposes as a financing activity on the statement of cash flows, with retrospective application required. We adopted the provisions of this guidance retrospectively on January 1, 2017 and reclassified employee taxes paid when we withhold shares for tax-withholding purposes as a financing activity on the statement of cash flows. The adoption of these provisions did not have a material impact on our financial condition, results of operations, cash flows, or financial disclosures.

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)," which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, specifically debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this standard are effective for fiscal periods beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019 for non-public entities. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective method. We adopted the update in the first quarter of 2018. The adoption of the new standard did not have an impact on our condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

        In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers: (Topic 606)." This update will supersede the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of this ASU, with the issuance of ASU 2015-14, which is now effective for interim and annual reporting periods beginning after December 15, 2018 for non-public entities. In 2016, the FASB issued additional guidance which clarified principal versus agent considerations, identification of performance obligations, and the implementation guidance for licensing. In addition, the FASB issued guidance regarding practical expedients related to disclosures of remaining performance obligations, as well as other amendments to the guidance on transition, collectability, non-cash consideration, and the presentation of sales and other similar taxes. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We have begun a detailed evaluation, however, given the nature of our business, we do not believe there will be a material impact in how or when revenue is recorded and that the impacts will primarily be related to increased disclosures.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," that replaces existing lease accounting guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. The new guidance will require us to continue to classify leases as either operating or financing, with classification affecting the pattern of expense recognition in the income statement. On June 30, 2018, the FASB issued ASU No. 2018-11, "Leases—Targeted Improvements." The standard is effective for interim and annual reporting periods beginning after December 15, 2019 for non-public entities. Under ASU 2018-11, adopters may take a prospective approach, rather than a retrospective approach as initially prescribed, when transitioning to ASU 2016-02. The most significant impact of ASU 2018-11 is relief in the comparative reporting requirements for initial adoption. Instead of recording the cumulative impact of all comparative reporting periods presented within opening retained earnings of the earliest period presented, we will now assess the facts and circumstances of all leasing contracts as of December 29, 2019, the beginning of our fiscal 2020. For lessors, ASU 2018-11 adds an optional practical expedient permitting lessors, under certain circumstances, not to separate the lease and non-lease components by class of underlying assets, but rather to account for them as a single combined component, and further clarifies the accounting treatment for such a combined component. We are in the process of evaluating the effect the guidance will have on our existing accounting policies and the consolidated financial statements, but we expect there will be an increase in assets and liabilities on the consolidated balance sheets at adoption due to the recording of right-of-use assets and corresponding lease liabilities, which may be material. Refer to Note 9—Commitments and Contingencies in the notes to our 2017 audited consolidated financial statements included in this prospectus for information about our lease obligations.

        In January 2017, the FASB issued ASU 2017-04, "Intangibles—Goodwill and Other (Topic 350)." This ASU eliminates Step 2 from the goodwill impairment test. Under the new guidance, entities should perform their annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Additionally, this ASU eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. The amendments in this ASU are effective for fiscal years beginning after December 15, 2021 for non-public entities, including interim periods within those fiscal years, and is applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Internal Control Over Financial Reporting

        During the preparation of our financial statements for 2017, we identified material weaknesses in our internal control over financial reporting. Under standards established by the PCAOB, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

        The material weaknesses related to IT general controls weaknesses in managing access and change in our significant financial systems; and failure to properly detect and analyze issues in the accounting system related to inventory valuation.

        We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including:

  •
  completing a significant number of the identified required remediation activities within a comprehensive IT general controls remediation plan for our SAP environment to improve general controls; and

  •
  initiating weekly inventory reconciliation activities to allow for more timely identification of inventory adjustments and errors.

        We continue to work on other remediation initiatives including:

  •
  documenting and implementing revised delegation of authority and transaction approval policies;

  •
  addressing remaining remediation activities within our SAP environment and across our other financially significant IT systems; and

  •
  working closely with our third-party logistics provider on improvements to their inventory tracking activities and reporting processes.

        In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 30, 2017 in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Quantitative and Qualitative Disclosure About Market Risk

        Interest Rate Risk.    In order to maintain liquidity and fund business operations, we have a long-term credit facility that bears a variable interest rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total net leverage ratio. As of December 30, 2017, we had indebtedness of $481.7 million under our Credit Facility. Our interest rates at December 30, 2017 on term loan A and term loan B were 5.99% and 7.49%, respectively. Our other debt arrangement with YCD bears a fixed rate of interest. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors. We may elect to enter into interest rate swap contracts to reduce the impact associated with interest rate fluctuations, but as of December 30, 2017, we have not entered into any such contracts. A 100 bps increase in LIBOR would increase our interest expense by approximately $4.5 million in any given year.

        Inflation Risk.    Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and SG&A expenses as a percentage of net sales, if the selling prices of our products do not increase with these increased costs.

        Commodity Price Risk.    The primary raw materials and components used by our contract manufacturing partners include polyethylene, polyurethane foam, stainless steel, polyester fabric, zippers, and plastic. We believe these materials are readily available from multiple vendors. We have, and may continue to, negotiate prices with suppliers of these products on behalf of our third-party contract manufacturers in order to leverage the cumulative impact of our volume. We do not, however, source significant amounts of these products directly. Certain of these products use petroleum or natural gas as inputs. However, we do not believe there is a significant direct correlation between petroleum or natural gas prices and the costs of our products.

        Foreign Currency Risk.    Our international sales are primarily denominated in the Canadian dollar and Australian dollar, and any unfavorable movement in the exchange rate between the U.S. dollar and these currencies could have an adverse impact on our revenue. During 2017, net sales from our international entities accounted for 1% of our consolidated revenues, and therefore we do not believe exposure to foreign currency fluctuations would have a material impact on our net sales. A portion of our operating expenses are incurred outside the Unites States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers may incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margin. In addition, a strengthening of the U.S. dollar may increase the cost of our products to our customers outside of the United States. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuations from operating expenses is not material at this time as the related costs accounted for 1% of our total operating expenses.

BUSINESS

Our Company

        We believe that by consistently designing and marketing innovative and outstanding outdoor products, we make an active lifestyle more enjoyable and cultivate a growing group of passionate and loyal customers.

        Today, we are a rapidly growing designer, marketer, retailer, and distributor of a variety of innovative, branded, premium products to a wide-ranging customer base. Our brand promise is to ensure each YETI product delivers exceptional performance and durability in any environment, whether in the remote wilderness, at the beach, or anywhere else life takes you. By consistently delivering high-performing products, we have built a following of engaged brand loyalists throughout the United States, Canada, Australia, and elsewhere, ranging from serious outdoor enthusiasts to individuals who simply value products of uncompromising quality and design. Our relationship with customers continues to thrive and deepen as a result of our innovative new product introductions, expansion and enhancement of existing product families, and multifaceted branding activities.

        Our diverse product portfolio includes:

Note: Cooler accessories are included in Coolers & Equipment and Drinkware accessories are included in Drinkware.

        We bring our products to market through a diverse and powerful omni-channel strategy, comprised of our select group of national and independent retail partners and our DTC channel. Within our wholesale channel, our national retail partners include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops, and Ace Hardware. Our network of independent retail partners includes outdoor specialty, hardware, and farm and ranch supply stores. Our DTC channel is comprised of YETI.com, YETIcustomshop.com, YETI Authorized on the Amazon Marketplace, corporate sales, and our flagship store in Austin, Texas. Our DTC channel provides authentic, differentiated brand experiences, customer engagement, and expedited customer feedback, enhancing the product development cycle while providing diverse avenues for growth.

        Our marketing strategy has been instrumental in driving sales and building equity in the YETI brand. We have become a trusted and preferred brand to experts and serious enthusiasts in an expanding range of outdoor pursuits. Their brand advocacy, combined with our various marketing efforts, has broadened our appeal to a larger consumer population. We produce original short films and distribute them through our content-rich website, active social media presence, and email subscriber base. We maintain a large and active roster of YETI Ambassadors, a diverse group of men and women throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. We also directly engage with our current and target customers by sponsoring and participating in a variety of events, including sportsman shows, outdoor festivals, rodeos, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We believe our innovative consumer engagement reinforces the authenticity and aspirational nature of our brand and products across our expanding customer base.

        The broadening demand for our innovative and distinctive products is evidenced by our net sales growth from $89.9 million in 2013 to $639.2 million in 2017, representing a CAGR of 63%. Over the same period, operating income grew from $15.2 million to $64.0 million, representing a CAGR of 43%, net income grew from $7.3 million to $15.4 million, representing a CAGR of 21%, Adjusted Operating Income grew from $16.3 million to $76.0 million, representing a CAGR of 47%, Adjusted Net Income grew from $8.0 million to $23.1 million, representing a CAGR of 30%, and our Adjusted EBITDA increased from $21.8 million to $97.5 million, representing a CAGR of 45%. See "Prospectus Summary—Summary Consolidated Financial and Other Data" for a reconciliation of Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA, each a non-GAAP measure, to operating income, net income, and net income, respectively.

Our History

        We were founded in 2006 by brothers Roy and Ryan Seiders, our Founders, in Austin, Texas. Our Founders are avid outdoorsmen who were frustrated with equipment that could not keep pace with their interests in hunting and fishing. By utilizing forward-thinking designs and advanced manufacturing techniques, they developed a nearly indestructible hard cooler with superior ice retention. Our original cooler not only delivered exceptional performance, it anchored an authentic, passionate, and durable bond among customers and our company.

        By employing the same uncompromising approach to product quality and functionality, we have expanded our product line beyond hard coolers to soft coolers, drinkware, storage and outdoor products, and other gear that features similar quality and durability characteristics.

        To support our growth, we have assembled a senior management team comprised of experienced executives from large global consumer product brands and publicly listed companies. In 2015, Matt Reintjes joined as President and CEO, having previously led Vista Outdoor's Outdoor Products division. In June 2018, we hired Paul Carbone as Chief Financial Officer, who has served in several executive roles over his career, including Chief Financial Officer at Dunkin' Brands and Talbots. Messrs. Reintjes and

Carbone, along with our broader leadership team, have proven track records of building brands, leading innovation, expanding distribution, and driving best-in-class operations and controls.

        To keep pace with the growing demand for our products, we have significantly expanded our supply chain capacity and infrastructure. We manage a global supply chain of highly qualified, third-party manufacturing and logistics partners to produce and distribute our products. We have grown our team in all functional areas and implemented advanced and leverageable information systems across operations, financial planning and analysis, and consumer management. Our infrastructure facilitates our ability to manage our manufacturing base, optimize complex distribution logistics, and effectively serve our customers.

Our Competitive Strengths

        We believe the following strengths fundamentally differentiate us from our competitors and drive our success:

        Influential, Growing Brand with Passionate Following.    The YETI brand stands for innovation, performance, uncompromising quality, and durability. We believe these attributes have made us the preferred choice of a wide variety of customers, from professional outdoors people to those who simply appreciate product excellence. Our products are used in and around an expanding range of pursuits, such as fishing, hunting, camping, climbing, snow sports, surfing, barbecuing, tailgating, ranch and rodeo, and general outdoors, as well as in life's daily activities. We support and build our brand through a multifaceted strategy, which includes innovative digital, social, television, and print media, our YETI Dispatch magalog, and several grass-roots initiatives that foster customer engagement. Our brand is embodied and personified by our YETI Ambassadors, a diverse group of men and women from throughout the United States and select international markets, comprised of world-class anglers, hunters, rodeo cowboys, barbecue pitmasters, surfers, and outdoor adventurers who embody our brand. The success of our brand-building strategy is partially demonstrated by our approximately 1.4 million new customers to YETI.com since 2013 and approximately 1.0 million Instagram followers as of June 30, 2018. In 2017 and the first six months of 2018, we added approximately 0.5 million and 0.2 million new customers to YETI.com, respectively. We have also received unsolicited endorsements from well-known celebrities, and our products are regularly featured in music, film, and other entertainment. We have also gained prominence in various national publications, including the New York Times, Cosmopolitan magazine, Popular Mechanics magazine, and Outside magazine, among others.

        Our loyal customers act as brand advocates. YETI owners often purchase and proudly wear YETI apparel and display YETI banners and decals. As evidenced by the respondents to our May 2018 YETI owner study, 95% say they have proactively recommended our products to their friends, family, and others through social media or by word-of-mouth. Their brand advocacy, coupled with our varied marketing efforts, has consistently extended our appeal to the broader YETI Nation. As we have expanded our product lines, extended our YETI Ambassador base, and broadened our marketing messaging, we have cultivated an audience of both men and women living throughout the United States and, increasingly, in international markets. Based on our annual owner studies, from 2015 to 2018 our customer base has evolved from 9% female to 34%, and from 64% aged 45 and under to 70%. While we have continued to invest in and remain true to our heritage hunting and fishing communities, our customer base evolved from 69% hunters to 38% during that same time period as our appeal broadened beyond those communities. Further, based on our quarterly Brand Tracking Study, our unaided brand awareness in the coolers and drinkware markets in the United States has grown from 7% in 2015 to 24% in 2017, representing 243% growth during that period and indicating significant opportunity for future expansion, particularly in more densely populated United States markets.

        Superior Design Capabilities and Product Development.    At YETI, product is at our core and innovation fuels us. By employing an uncompromising approach to product performance and functionality, we have expanded on our original hard cooler offering and extended beyond our hunting and fishing heritage by introducing innovative new products, including soft coolers, drinkware, travel bags, backpacks, multipurpose buckets, outdoor chairs, blankets, dog bowls, apparel, and accessories. We believe that our new products appeal to our long-time customers as well as customers first experiencing our brand. We carefully design and rigorously test all new products, both in our innovation center and in the field, consistent with our commitment to delivering outstanding functional performance.

        We believe our products continue to set new performance standards in their respective categories. Our expansive team of in-house engineers and designers develops our products using a comprehensive stage-gate process that ensures quality control and optimizes speed-to-market. We use our purpose-built, state-of-the-art research and development center to rapidly generate design prototypes and test performance. Our global supply chain group, with offices in Austin, Texas and mainland China, sources and partners with qualified suppliers to manufacture our products to meet our rigorous specifications. As a result, we control the innovation process from concept through design, production, quality assurance, and launch. To ensure we benefit from the significant investment we make in product innovation, we actively manage and aggressively protect our intellectual property.

        We have a history of developing innovative products, including new products in existing product families, product line expansions, and accessories, as well as products that bring us into new categories. Our current product portfolio gives customers access to our brand at multiple price points, ranging from a $20 Rambler tumbler to a $1,300 Tundra hard cooler. We expand our existing product families and enter new product categories by creating solutions grounded in consumer insights and relevant market knowledge. We believe our product families, extensions, variations, and colorways, in addition to new product launches, result in repeat purchases by existing customers and consistently attract new customers to YETI.

        Balanced, Omni-Channel Distribution Strategy.    We distribute our products through a balanced omni-channel platform, consisting of our wholesale and DTC channels. In our wholesale channel, we sell our products through select national and regional accounts and an assemblage of independent retail partners throughout the United States and, more recently, Australia, Canada, and Japan. We carefully evaluate and select retail partners that have an image and approach that are consistent with our premium brand and pricing. Our domestic national and regional specialty retailers include Dick's Sporting Goods, REI, Academy Sports + Outdoors, Bass Pro Shops, and Ace Hardware. As of June 30, 2018, we also sold through a diverse base of nearly 4,800 independent retail partners, including outdoor specialty, hardware, sporting goods, and farm and ranch supply stores, among others. Our DTC channel consists primarily of online and inbound telesales and has grown from 8% of our net sales in 2015 to 30% in 2017. On YETI.com and at our flagship store, we showcase the entirety of our extensive product portfolio. Through YETIcustomshop.com and our corporate sales programs, we offer customers and businesses the ability to customize many of our products with licensed marks and original artwork. Our DTC channel enables us to directly interact with our customers, more effectively control our brand experience, better understand consumer behavior and preferences, and offer exclusive products, content, and customization capabilities. We believe our control over our DTC channel provides our customers the highest level of brand engagement and further builds customer loyalty, while generating attractive margins. As part of our commitment to premium positioning, we maintain supply discipline, consistently enforce our MAP policy across our wholesale and DTC channels, and sell primarily through one-step distribution.

        Scalable Infrastructure to Support Growth.    As we have grown, we have worked diligently and invested significantly to further build our information technology capabilities, while improving business process effectiveness. This robust infrastructure facilitates our ability to manage our global manufacturing base, optimize complex distribution logistics, and effectively serve our consistently expanding customer base. We believe our global team, sophisticated technology backbone, and extensive experience provide us with the capabilities necessary to support our future growth.

        Experienced Management Team.    Our senior management team, led by our President and CEO, Matt Reintjes, is comprised of experienced executives from large global product and services businesses and publicly listed companies. They have proven track records of scaling businesses, leading innovation, expanding distribution, and managing expansive global operations. Our culture is an embodiment of the values of our Founders who continue to work as a member of our product development team and a YETI Ambassador and help to identify new opportunities and drive innovation.

Our Growth Strategies

        We plan to continue growing our customer base by driving YETI brand awareness, introducing new and innovative products, entering new product categories, accelerating DTC sales, and expanding our international presence.

        Expand Our Brand Awareness and Customer Base.    Creating brand awareness among new customers and in new geographies has been, and remains, central to our growth strategy. We drive our brand through multilayered marketing programs, word-of-mouth referral, experiential brand events, YETI Ambassador reach, and product use. We have significantly invested in increasing brand awareness, spending $156.5 million in marketing initiatives from 2013 to 2017, including $50.7 million in 2017. This growth is illustrated by the increase in our gross sales derived from outside our heritage markets, which have increased significantly since 2013.

        While we have meaningfully grown and expanded our brand reach throughout the United States and developed an emerging international presence, according to our quarterly brand study, unaided brand awareness in non-heritage markets remains meaningfully below unaided brand awareness in heritage markets. We believe our sales growth will be driven, in part, by continuing to grow YETI's brand awareness in these non-heritage markets.

        Introduce New and Innovative Products.    We have a track record of consistently broadening our high performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs and wants drives our robust product pipeline. We typically enter a product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then accessories, as exemplified by our current product portfolio.

        In 2017, we expanded our Drinkware line to new colorways, launched our Hopper Two soft cooler, and added new Hopper Flip sizes and colors. We added to our Coolers & Equipment offering with the introductions of our Panga submersible duffel and LoadOut multipurpose bucket. In 2018, we introduced our Camino Carryall bag, Hondo base camp chair, Hopper Backflip backpack, Rambler wine tumblers, Haul wheeled cooler, Silo water cooler, Panga submersible backpack, Tocayo backpack, Boomer dog bowl, and Lowlands blanket. We have also meaningfully enhanced our customization capabilities through YETIcustomshop.com, which offers a broad assortment of custom logo Drinkware and coolers to individual and corporate clients.

        As we have done historically, we have identified several opportunities in new, adjacent product categories where we believe we can redefine performance standards and offer superior quality and design to customers. We believe these new opportunities will further bridge the connection between indoor and outdoor life and are consistent with our objective to have YETI products travel with customers wherever they go.

        Increase Direct-to-Consumer and Corporate Sales.    DTC represents our fastest growing sales channel, with net sales increasing from $14.1 million in 2013 to $194.4 million in 2017. Our DTC channel provides customers and businesses ready access to our brand, branded content, and full product assortment. We intend to continue to drive direct sales to our varied customers through: YETI.com; YETIcustomshop.com; YETI Authorized on the Amazon Marketplace; our corporate sales initiatives; increasing the number of our own retail stores; and our international YETI websites. In 2017, we had nearly 29.5 million visits to YETI.com and YETIcustomshop.com, of which 16.7 million were unique visitors and 0.8 million resulted in purchases. We believe we will continue to grow visitors to YETI.com and convert a portion of them to our customers. With YETIcustomshop.com, we believe there are significant opportunities to expand our licensing portfolio in sports and entertainment, along with numerous opportunities to further drive customized consumer and corporate sales. We began selling through YETI Authorized on the Amazon Marketplace in late 2016 and have enjoyed rapid reach expansion and sales growth since that time. Based upon our growth to date, we are optimistic about continued expansion through this important distribution channel. In 2017, we opened our flagship retail store in Austin, which is a showroom for our products as well as an event space. Sales from our flagship store have continued to grow since its opening. Building on the strong response to our flagship store, we intend to open a company store for employees and additional retail stores in the second half of 2018 or in 2019.

        Increasing sales through these various DTC channels enables us to control our product offering and how it is communicated to new and existing customers, fosters customer engagement, provides rapid feedback on new product launches, and enhances our demand forecasting. Further, our DTC channels provide customers an immersive and YETI-only experience, which we believe strengthens our brand.

        Expand into International Markets.    We believe we have the opportunity to continue to diversify and grow sales into existing and new international markets. In 2017, we successfully entered Canada and Australia, and 2018 net sales have continued to grow in both of these countries. In 2018, we successfully entered Japan. Our focus is on driving brand awareness, dealer expansion, and our DTC channel in these new markets. We believe there are meaningful growth opportunities by expanding into additional international markets, such as Europe and Asia, including China, as many of the market dynamics and premium, performance-based consumer needs that we have successfully identified domestically are also valued in these markets.

Our Market

        Our premium products are designed for use in a wide variety of activities, from professional to recreational and outdoor to indoor, and can be used all year long. As a result, the markets we serve are broad as well as deep, including, for example, outdoor, housewares, home and garden, outdoor living, industrial, and commercial. While our product reach extends into numerous and varied markets, as of today, we primarily serve the United States outdoor recreation market. The outdoor recreation products market is a large, growing, and diverse economic super sector, which includes consumers of all genders, ages, ethnicities, and income levels.

        According to the Outdoor Industry Association's Outdoor Recreation Economy Reports, which are published every five years, outdoor recreation product sales in the United States grew from a total of approximately $120.7 billion in 2011 to a total of approximately $184.5 billion in 2016, representing a 9% CAGR. We expect to see continued growth in outdoor recreation based on high millennial participation in fitness and outdoor sports, continued consumer focus on health and wellness, and the continued importance of outdoor and new experiences to young adults.

Product Design and Development

        We design and develop our products to provide superior performance and functionality in a variety of environments. Our products are carefully designed and rigorously tested to maximize performance while minimizing complexity, allowing us to deliver highly functional products with simple, clean, and distinct designs. These product attributes, coupled with the strength of the YETI brand, have facilitated our ability to establish and maintain premium price positioning across all of our products.

        By employing the same approach that led to the success of our foundational Tundra hard coolers, we have broadened our product line to include soft coolers, drinkware, storage, outdoor products, and gear.

We expand our existing families and enter new product categories by designing solutions grounded in consumer insights and relevant product knowledge. We use high quality materials as well as advanced design and manufacturing processes to create premium products that redefine consumer expectations and deliver best-in-class product performance. We continue to expand our product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then offering accessories.

        To ensure our continued success in bringing category-redefining products to market, our marketing and product development teams collaborate to identify consumer needs and wants to drive our robust product pipeline. We use our purpose-built, state-of-the-art research and development center to rapidly generate design prototypes and test performance. As of June 30, 2018, our product development team, which included one of our Founders, Roy Seiders, was comprised of more than 54 engineers and product design personnel who follow a disciplined, stage-gate product development process that ensures quality control while optimizing speed-to-market. This team utilizes advanced design software, 3D printing, and rapid prototyping, among other state-of-the-art technologies. We collaborate with our YETI Ambassadors and industry professionals to test our prototypes and provide feedback that is incorporated into final product designs. Once we approve the final design and specifications of a new product, we partner with leading global suppliers and specialized manufacturers to produce our products according to our exacting performance and quality standards.

        Our current product portfolio is composed of three categories: Coolers & Equipment; Drinkware; and Other:

        Coolers & Equipment.    Our Coolers & Equipment family is comprised of hard coolers, soft coolers, and associated accessories. These products collectively accounted for approximately 49% of our net sales in 2017.

        Hard Coolers.    We originally redefined this category of the cooler market by offering premium products with superior durability and thermal capabilities. Unlike conventional hard coolers, our hard coolers are built with seamless rotationally-molded, or rotomolded, construction, making them nearly indestructible. For superior ice retention, we pressure-inject up to two inches of commercial-grade polyurethane foam into the walls and lid and utilize a freezer-quality gasket to seal the lid.

        We offer five product ranges within our hard cooler category: Tundra coolers, Roadie coolers, Tundra Haul coolers, YETI TANK coolers, and YETI Silo water coolers. We also offer related accessories including locks, beverage holders, and other add-ons to increase our products' versatility.

Our signature Tundra hard coolers, originally designed to perform in demanding hunting and fishing environments, are also widely used in boating, whitewater rafting, camping, barbecuing, tailgating, farming, and ranching activities. We offer Tundra coolers in multiple color options and sizes to accommodate nearly any outdoor adventure or activity. Our PermaFrost insulation provides pressure-injected commercial-grade polyurethane foam in the walls and lid to make sure that ice stays ice. Our Tundra coolers received a "Certified Bear Resistant" designation from the Interagency Grizzly Bear Committee by passing a series of rigorous tests, including an hour-long encounter with two adult grizzly bears. We also offer a wide array of Tundra accessories to allow for customer customization, including locks, tie-down kits, seat cushions, beverage holders, fishing rod holsters, cooler dividers, and bear-proof locks.

The Roadie cooler is a personal-sized cooler with the same seamless rotomolded construction and ice-retaining insulation as our Tundra cooler. Equipped with a heavy-duty stainless steel handle, the Roadie cooler is designed to provide convenient portability, whether at the campsite, on the beach, a boat, an ATV, a golf cart, or the jobsite. Like our Tundra coolers, the Roadie cooler uses patented T-Rex lid latches and has the Interagency Grizzly Bear Committee stamp of approval.

The Tundra Haul, launched in 2018, is our first-ever YETI cooler on wheels. The Haul features our nearly-indestructible NeverFlat wheels and T-Bar StrongArm handle to offer the superior, reliable, and comfortable towing design. Just like its predecessors, this Tundra is built with rotomolded construction and PermaFrost insulation, so the contents will stay frosty, even in triple-digit temperatures.

The YETI TANK cooler is our multipurpose bucket-style cooler designed for a diverse range of recreational and backyard activities. For example, our YETI TANK 85 cooler is capable of holding a beer keg, 60 longneck bottles, 96 cans, 50 blue crabs, or 20 gallons of punch. Like our Tundra coolers, the YETI TANK cooler is rotomolded, features sturdy DoubleHaul handles for easy portability, and includes the Vortex drain system for quick, simple drainage.

The YETI Silo water cooler was launched in 2018 with the same rotomolded technology used in the Tundra and is fused with an ultra-strong spigot to create a remarkably insulated, quick-to-pour, easy-to-clean water cooler. Plus, the SteadySteel handle helps take the pressure off the hand while pouring.

        Soft Coolers.    Launched in 2014, our Hopper coolers are designed to be leakproof and provide superior durability and ice retention compared to ordinary soft coolers. Like the Tundra cooler in the hard cooler category, the introduction of the Hopper cooler created a premium segment in the soft cooler market that did not previously exist. The Hopper cooler is popular with a broad range of customers, ranging from avid outdoorsmen to beachgoers, who appreciate its performance, convenience, and portability. In 2017, we introduced the redesigned Hopper Two cooler.

        Our Hopper soft cooler product line includes: the Hopper Two soft cooler, Hopper BackFlip backpack, and Hopper Flip soft cooler. Our soft coolers also include related accessory options such as the SideKick Dry gear case, MOLLE Zinger retractable lanyard, and a mountable MOLLE Bottle Opener.

The Hopper Two was introduced in 2017 to offer improved functionality compared to our original Hopper soft cooler, while providing the same extreme insulation, protective exterior shell, and a waterproof zipper. The new design provided enhanced accessibility and increased thermal performance as well as an additional double-stitched handle on the back to make for improved portability.

The Hopper BackFlip, introduced in 2018, is our first cooler engineered to carry as a backpack. Built taller and wider than its Hopper Flip counterparts, Hopper BackFlip is designed to efficiently distribute the weight of your goods, while the ergonomic shoulder straps make the journey more comfortable. A removable chest strap and waist belt are included for added stability and security.

Offered in three sizes and two colors, the Hopper Flip is a smaller soft cooler perfect for keeping your food and drinks cold while out in the field. Designed to be comfortable to haul around, but still over-perform in the heat, the Hopper Flip has a cubed body, leakproof HydroLok zipper, and intense ColdCell insulation.

        Storage, Transport, and Outdoor Living.    In 2017, we launched our Panga submersible duffel bag and LoadOut bucket. We expanded our product offering in 2018 with the release of the Panga backpack, Tocayo backpack, Camino Carryall, Hondo chair and Lowlands blanket. We also offer a wide range of accessories including bottle openers, lids, and storage organizers.

The Panga is an ultra-durable, fully submersible dry duffel bag built to take a beating and keep gear dry. The exterior is engineered with high-density, puncture- and abrasion-resistant ThickSkin shell and a HydroLok zipper designed to not let even the strongest currents or heaviest rainfalls make their way in.

The Panga Backpack merges the durability of the Panga with a tried-and-true backpack design. Its ergonomic DryHaul shoulder straps offer extra carrying comfort, while the removable chest straps and waist belt provide added stability and security.

The Tocayo Backpack is a backpack designed for the demands of the every day with a waterproof outer body fabric, padding throughout, and sturdy construction. Roomy pockets make organization easy, and the twin Rambler-ready interior pockets keep items in place and safe.

The Camino Carryall is an all-purpose, here-to-there bag for any and every day. The Camino is made from the same waterproof, ultra-durable, and easy-to-clean material as the Panga submersible duffel. Its big mouth opening keeps gear within reach, while the ethylene vinyl acetate molded base provides a sturdy waterproof bottom that keeps the Camino upright.

The ultra-durable LoadOut Bucket is designed for lugging, loading, hauling, bailing, and stepping. This 5-gallon, injection-molded bucket features our SureStrong Build providing high-impact-resistance and our LipGrip handle for easier portability. Accessories for the LoadOut include the LoadOut Caddy insert, the LoadOut lid, and the LoadOut utility gear belt organization system.

The Hondo folding camping chair is constructed with sturdy mountain bike framework and climbing harness fabric to provide comfort, support, and durability. Hondo is built to last season after season.
The Lowlands Blanket provides both a waterproof utility layer and soft, insulated interior to create an all-terrain blanket.

        Drinkware.    In 2014, we introduced the first two products in our Rambler stainless steel Drinkware family, the first collection of YETI products that fit in cup holders and the palms of customers' hands. Similar to previous YETI products, the Rambler significantly outperformed existing category standards for thermal retention. All of our products in the Rambler family are made with durable kitchen-grade 18/8 stainless steel, double-wall vacuum insulation, and our innovative No Sweat design. The result is high-performing drinkware products that keep beverages at their preferred temperature—whether hot or cold—for hours at a time without condensation. In 2017, our Rambler Drinkware line accounted for 48% of our net sales.

        Our Drinkware product line currently includes eight product families including the Rambler Colster, Rambler Lowball, Rambler Wine Tumbler, Rambler Stackable Pints, Rambler Mug, Rambler Tumblers, Rambler Bottles, and Rambler Jug. Related accessories include the Rambler Bottle Straw Cap, Rambler Tumbler Handles, and Rambler Jug Mount.

The Rambler Tumblers were our first Drinkware products. Offered in 20 oz. and 30 oz. sizes, the Rambler Tumbler is a stainless steel cup used by outdoor enthusiasts, urban commuters, coffee drinkers, and those who appreciate long-lasting hot or cold beverages. Rambler Tumblers include an easy-to-clean, shatterproof, and crystal clear lid. A straw lid is also offered as an accessory alternative.

The Rambler Colster is our beverage- insulator that keeps bottles or cans chilled more effectively than neoprene can insulators. The Colster employs our LOAD-AND-LOCK gasket technology to lock in the cold for hours for any standard 12 oz. bottle or can.

The Rambler Lowball is a 10 oz. stainless steel cup that retains beverage temperatures far longer than standard mugs or cocktail glasses. Like other Rambler products, the Lowball features the No Sweat design and vacuum insulated stainless steel construction.

Our 10 oz. Rambler Wine Tumbler, introduced in 2018, is available in stainless steel and color. With our durable, double-wall vacuum insulation, hands do not affect the temperature of the wine.

The 16 oz. Rambler Stackable Pint allows you to stack and stow vacuum insulated pints for more efficient packing.
The 14 oz. YETI Rambler Mug has our full-loop TripleGrip handle for wider hands and durable Rambler features like No Sweat design and double-wall vacuum insulation.

Rambler Bottles feature insulated TripleHaul caps that are easy to grip, leakproof, and airtight for maximum thermal retention. Their wide mouth Over-the-Nose design provides an extra-wide opening for easier loading, drinking, and cleaning.

With rugged construction, FatLid insulation and a stainless steel handle, the Rambler Jug is built to take on the wild. Our MagCap uses magnets to keep the lid close by. The Rambler Jug is available in half gallon and gallon sizes and three colorways.

        Other.    YETI customers are proud to associate with the YETI brand in more ways than just using our products. We offer an array of YETI branded gear, such as YETI hats, shirts, bottle openers, ice substitutes, and dog bowls. As the YETI brand has grown, sales of gear and accessories have also increased, accounting for 3% of our net sales in 2017.

Marketing

        Our multifaceted marketing strategy has proven instrumental in driving sales and building the YETI brand. Through various marketing efforts and superior product performance, we have positioned the YETI brand in passion-driven outdoor enthusiast activities, including fishing, hunting, camping, barbecuing, and action sports, while diversifying our customer base across all lifestyles. From 2013 to 2017, we invested $156.5 million to accelerate brand-building initiatives, including $50.7 million in 2017. We believe our innovative and extensive consumer engagement reinforces the authenticity and aspirational nature of our brand and products to both existing and future customers.

        We employ a wide range of marketing tactics and outlets to cultivate our relationships with experts, serious enthusiasts, and everyday consumers. Our marketing team actively utilizes a combination of traditional, digital, social media, and grass-roots initiatives to support our premium brand, including original short films and high quality content for YETI.com.

        Targeted Advertising.    We develop and selectively use advertising in television, print, digital, and outdoor media to communicate with existing and target customers across our various user communities. We produce creative and authentic advertising that appeals to enthusiasts within each activity as well as a broad range of consumers.

        YETI Original Content.    We regularly deliver premium quality branded content to the YETI community, primarily through the creation and production of short films, television ads, photography, and editorial features. Our films, marketed under our YETI Presents series, are typically three to ten minutes long and feature compelling stories about real people involved in outdoor activities consistent with our brand positioning. The regular release of original YETI Presents content is supplemented with television spots, as well as photographic and editorial features, allowing our brand to maintain a constant, authentic connection to our customers. In 2017, our branded digital content generated approximately 34.1 million views.

"YETI Presents" Produces Unique Professional Films

        YETI.com.    YETI.com is the digital platform where our customers engage with our original short films, YETI Ambassador stories, blogs, and customers testimonials, while serving as a premium e-commerce site. With the launch of our re-platformed website in the fourth quarter of 2017, YETI.com has evolved from a brand billboard to an immersive brand and transactional experience. Our website features our entire product catalog, detailed product information, customer reviews, gift guides, and our customization capabilities. In addition to serving as the home of our products and original content releases, YETI.com also provides video tutorials for maximizing the use and enjoyment of our products.

        Social Media.    Our proprietary content is supplemented by our active and growing social media presence. As of June 30, 2018, we had approximately 1.0 million Instagram followers and 0.9 million Facebook followers, an increase of approximately 0.4 million and 0.3 million from December 31, 2016, respectively. In addition, we had over 58 million YouTube site views from the beginning of first quarter of 2013 through the second quarter of 2018. Our social media program connects us directly with consumers and helps to cultivate a brand community for our users to share their passion for our brand and products. Additionally, our customers use YETI.com and various social media outlets to curate a substantial amount of user-generated content.

#BUILTFORTHEWILD Compiles User-Generated Content

        YETI Ambassadors.    Our YETI Ambassadors are masters of their crafts across a wide variety of outdoor pursuits. They demand durability and superior performance from their products. Our 120 YETI Ambassadors include personalities such as renowned angler Flip Pallot, James Beard Award-winning barbecue pitmaster Aaron Franklin, widely respected hunting TV host Jim Shockey, and accomplished professional fly fisher and entrepreneur April Vokey. All of our YETI Ambassadors use YETI products and are significant influencers within their respective outdoor pursuits, providing authentic stories to which our customers can relate and aspire. Our YETI Ambassadors speak to our customer base through social and traditional media channels, participate in the creation of original YETI branded content, and appear at our consumer events.

        Consumer Events.    We participate extensively in consumer events to introduce YETI products to targeted audiences and further develop grass-roots connections with current and potential new customers. These events include sportsman shows, outdoor festivals, rodeos, golf tournaments, food and wine events, sailing, music and film festivals, barbecue competitions, fishing tournaments, and retailer events. We have built a marketing team that is staffed with highly trained brand and activation experts who create compelling brand and product experiences.

        YETI Flagship Store.    In February 2017, we successfully opened the YETI flagship retail store in Austin's iconic South Congress Avenue retail district. Branded as a "flagship experience," our store is a showroom for our products as well as an event space. The store features an indoor-outdoor bar, a stage for concerts, and a customization counter where YETI enthusiasts can make a YETI their own. Our flagship store is an important marketing platform that allows us to connect with the YETI Nation in a new way and for our customers to immerse themselves in an atmosphere that encompasses who we are.

        Retail Development and Product Presentation.    Our dedicated sales force directly engages with our retail partners in product presentation, marketing, and retail merchandising. This includes creating customized YETI shop-in-shop concepts at select national account locations, supplying merchandising fixtures to our independent retail partners, training store associates to deliver premium YETI customer experiences, and providing attractive and informative point-of-purchase materials that showcase our product features.

        We also work with select retail partners to develop custom merchandising solutions. For example, for certain premium accounts we have created a "YETI Wall" concept in select store locations.

Sales Channels

        We sell our products through our wholesale and DTC channels. Our wholesale channel was comprised of nearly 4,800 independent retail partners as of June 30, 2018, as well as select national and regional retail partners. Our net sales are concentrated in the United States, though we have a growing international presence. We maintain a consistent MAP policy and brand message across all of our sales channels.

        Wholesale.    We develop and maintain relationships with our independent retail partners and national and regional retail partners by offering them an attractive combination of profitability, rapid inventory turns, and marketing and merchandising support. We choose our retail partners carefully, based on their commitment to appropriately showcase the YETI brand and product line, to provide hands-on customer service, and willingness to abide by our terms and conditions, including adherence to our MAP policy.

        Our wholesale channel distribution is supported by our dedicated sales and account management team. This team serves our nationwide retail partner base and identifies potential new retail partners to expand our geographic footprint. Our sales force is compensated through an incentive-based program designed to drive focus on and execution of our strategic initiatives. All account information and ordering activities are managed through our customer relationship management platform. We work to ensure our retail partners and customers receive outstanding customer service through our dedicated team of knowledgeable YETI Outfitters. We believe that our national sales force and YETI Outfitters provide us a distinct advantage, as many of our competitors use independent sales representatives or distributors that carry multiple brands.

        Independent Retail Partners.    Since our inception, we have been committed to building enduring relationships with a diverse network of independent retail partners that cater to local communities and specific outdoor categories, including:

• hunting and shooting sports	• hardware and specialty
• fishing equipment and guides	• outdoor sports outfitting equipment
• boating and marine equipment	• building materials and tools
• camping, hiking, and outdoor adventure	• barbecue supplies and equipment
• farm and ranch supplies	• travel, outdoor recreation, and adventure

        Our independent retail partners provide valuable brand advocacy and authenticity, as they often carry significant influence in a customer's purchasing decision. After years of opportunistic expansion, we strategically rationalized our independent specialty dealer base to focus on those that can support long-term growth. We have continued to focus on expansion to new geographies while reducing the number of dealers by approximately 1,100 in 2017, many of which were Drinkware-only retailers. Our nearly 4,800 independent retail partners as of June 30, 2018 are spread across the United States and most Canadian provinces, and we have a growing number in Australia. We continue to identify and evaluate new retail partners throughout the United States, Canada, Australia and Japan, which we believe will contribute to our long-term growth while maintaining a strong fit with our brand.

        National Retail Partners.    We have built relationships with well-known outdoor products and sporting goods retailers. In 2008, we began working with Bass Pro Shops and Cabela's. Since that time, we have established relationships with Dick's Sporting Goods, Academy Sports+Outdoors, and REI. We believe that these national retail partners broaden our reach and provide customers access to a more complete range of products while maintaining brand and pricing consistency with our independent retail partners and DTC channel. According to some of these national retail partners, in just a few years, we have become one of their most important brand partners. In 2017, Dick's Sporting Goods became our largest retail partner, with net sales growing 21% compared to 2016.

        Direct-to-Consumer.    We sell our products directly to customers through YETI.com, YETIcustomshop.com, YETI Authorized on the Amazon Marketplace, corporate sales, and our flagship store in Austin, Texas. Our DTC channel ensures control of product assortment and offers customization options to customers and businesses. We made meaningful investments in our e-commerce and digital platform in late 2017 to drive growth, including the implementation of cutting edge technology and a market-leading personalization engine. We have continued to accelerate our DTC strategy and enjoyed rapid expansion driven by strong customer pull from YETI loyalists, which has resulted in our DTC channel comprising 30% of our 2017 net sales.

        e-commerce.    We believe that YETI.com is an immersive and holistic YETI customer experience through a combination of unique digital content and blogs, Ambassador-driven brand advocacy, and extensive product information, all supported by full site merchandising. Additionally, YETI.com provides us a robust email database enabling us to selectively target customers based on their purchase history and potential product ownership gaps. YETI.com is the home of new product launches, some of which are exclusive to our website (rather than the wholesale channel). We began selling through YETI Authorized on the Amazon Marketplace in late 2016 and have enjoyed rapid reach expansion and sales growth since that time. Based upon our growth to date, we are optimistic about continued expansion through this important distribution channel.

        Corporate Sales.    Through YETIcustomshop.com, we offer a broad assortment of custom logo Drinkware and hard coolers. With the acquisition of our exclusive customization partner, Rambler On, in May 2017, we brought our proprietary Drinkware customization process in-house and recently developed a proprietary laser ablation process to customize colored Drinkware at scale. Corporate customers and organizations value our product quality and authenticity and, as a result, desire to attach their brands to YETI products. Our customized products and corporate sales are highly popular and valued gifts that have meaningfully contributed to sales growth while generating attractive margins. Order sizes for corporate customers typically average $5,000, and we believe there are opportunities for meaningful repeat business.

        YETI Flagship Store.    We also sell products through our flagship store in Austin, Texas. Our flagship store has exceeded our expectations for foot traffic and net sales and has provided key insights to help facilitate our rollout of a broader YETI retail footprint. Building on the strong response to our flagship store and our extensive and growing product offering, we intend to open a company store for employees and additional retail stores in the second half of 2018 or in 2019. In the future, we intend to continue to open additional stores in select locations across the United States and internationally to house our full product assortment and to drive brand growth and awareness.

Supply Chain

        We manage a global supply chain of highly qualified, third-party manufacturing and logistics partners to produce and distribute our products.

        Our global supply chain management team includes personnel in both the United States and Asia, with a Wholly Foreign-Owned Enterprise, or WFOE, in Shanghai. We match sourcing partnerships to deliver flexibility and scalability to support multiple product introductions and evolving channel strategies. This team researches materials and equipment; qualifies raw material suppliers; vets potential manufacturing partners for advanced production and quality assurance processes; directs our internal demand and production planning; approves and manages product purchasing plans; and oversees product transportation. Our personnel work with our manufacturing partners regarding product quality and manufacturing process efficiency.

        We have third-party manufacturing partners across our product lines located in the United States, China, Italy, Mexico, and the Philippines. For our hard coolers, our two largest manufacturers comprised approximately 80% of our production volume during 2017. For each of our soft coolers, our two largest suppliers comprised over 94% of our production volume during 2017. For our cargo and bags, one supplier accounted for all of our production volume of each product during 2017. For our Drinkware products, our two largest suppliers comprised approximately 90% of our production volume during 2017. To mitigate the concentration in our supply chain, we are pursuing a higher diversification of manufacturing partners, for dual sourcing and geographical advantages, and over time intend to shift the current allocation of production to a better balance among them. We hold our manufacturers to rigorous quality and product conformance standards through frequent involvement and regular product inspecting. We own the molds and tooling used in the production of our products, create and provide the specifications for our products, and work closely with our manufacturing partners to improve their yields and efficiency. As such, our manufacturers do not have unique skills, technologies, processes, or intellectual property that prevent us from migrating to other manufacturing partners. While we have selected manufacturers for commercial and operational reasons, there are alternative firms that we believe we can qualify and engage that can supply products and materials of the same quality, in similar quantities, and on substantially similar terms as our current providers. We have improved our supplier portfolio stability with standard master service agreement terms, including better working capital terms for us. Further, to facilitate supplier collaboration and enhance order visibility, we have invested in ERP technology and improved our advanced internal forecasting processes.

        The primary raw materials and components used by our manufacturing partners include polyethylene, polyurethane foam, stainless steel, polyester fabric, zippers, and other plastic materials and coatings. We believe many of these materials are available from multiple vendors. We stipulate approved suppliers and control the specifications for key raw materials used in our products. We do not directly source significant amounts of these raw materials and components.

        To enforce our stringent product quality standards and exercise additional control over our manufacturing processes, we order and own the computer numeric controlled molds used in the production of our hard coolers, as well as molds and tooling used in the production of certain of our other products. To ensure consistent product quality, we provide detailed specifications for our products and inspect finished goods both at our manufacturing partners as well as upon delivery to our United States-based third-party logistics partner. As part of our quality assurance program, we have developed and implemented comprehensive product inspection and facility oversight processes that are performed by our employees and third-party resources. They work closely with our suppliers to assist them in meeting our quality standards, as well as improving their production yields and throughput.

Distribution and Inventory Management

        We work with a global third-party logistics provider, Geodis, to warehouse our products and manage shipment to our customers. Geodis manages various distribution activities, including product receipt, warehousing, certain limited product inspection activities, and coordinating outbound shipping. Our inventory is managed from warehouses in Dallas, Texas. The warehouse management system at these distribution centers interfaces with our ERP system so that we can maintain visibility and control over inventory levels and customer shipments. Recently, we added two new distribution partners, in Australia and Canada, to support our international growth. We believe our domestic and international providers have sufficient expansion capacity to meet our future needs. We have recently developed new technologies to track products leaving the YETI distribution centers, allowing us to trace potentially diverted and unauthorized product sales to the selling-source. We manage inventory by analyzing product sell-through, forecasting demand, and working with our supply chain to ensure sufficient availability.

Intellectual Property and Brand Protection

        We have taken a variety of operational and legal measures to protect our distinctive brand, designs, and inventions. Our engineering and industrial design teams collaborate at our Austin, Texas headquarters to create our new products. As part of this process, all product designs, specifications, and performance characteristics are developed and documented. After these aspects of the process are complete, we often seek intellectual property protection, including applying for patents and for registration of trademarks and copyrights.

        We own the patents, trademarks, copyrights, trade dress, and other intellectual property rights that support key aspects of our brand and products. We protect our intellectual property rights in the United States and certain international jurisdictions on all new products and, as of September 25, 2018, had 580 issued patents (13 utility and 567 design) covering 40 countries and 344 pending patent applications across 38 countries. Moreover, as of September 24, 2018, we had 469 trademark registrations and 395 pending trademark applications, covering 57 countries, and 49 issued copyright registrations and 9 pending copyright applications, covering two countries. We have protected YETI's distinctive and well known trade dress across Coolers & Equipment and Drinkware. We believe these intellectual property rights, combined with our innovation and distinctive product design, performance, and brand name and reputation, provide us with a competitive advantage. To implement our e-commerce and digital media initiatives, as of September 26, 2018, we owned 375 Uniform Resource Locators, or URLs, including the URLs for YETI.com, YETIcoolers.com, and other brand-relevant website addresses, in the United States as well as certain other countries.

        Online, we have implemented a proactive online marketplace monitoring and seller/listing termination program to disrupt any online counterfeit offerings. We collaborate with leading on-line retailers, including Amazon, Alibaba, TMALL, Taobao, eBay, Wish.com, iOffer, Dhgate, Facebook, and others, to implement these termination programs. In addition, we are constantly working to shut down counterfeit stand-alone sites through litigation. Further, our MAP policy provides pricing integrity across channels and clear online guidelines.

        We aggressively pursue and defend intellectual property rights to protect our distinctive brand, designs, and inventions. We have processes and procedures in place in an attempt to identify, protect, and optimize our IP assets on a global basis. Our experienced legal and brand protection teams initiate claims and litigation to protect our intellectual property assets, including our distinctive trade dress. In the future, we intend to continue to seek intellectual property protection for our new products and prosecute those who infringe against these valuable assets.

Information Systems

        We recently implemented upgraded ERP, CRM, and e-commerce systems to improve information and manage a larger, more complex company. We utilize leading software solutions for key aspects of our information systems, including our SAP ERP system (purchasing, inventory, and accounting), Salesforce.com as our customer relationship management system (customer information and sales order management), and Salesforce Commerce Cloud as our e-commerce platform, as well as other specialized software.

        In February 2017, our team successfully launched our SAP ERP platform without any negative material impact on customers, inventories, or shipments. The SAP project encompassed installation and configuration; conversion of customer, vendor, product, and financial data from our previous ERP; implementation of certain new processes and controls; and system testing and staff training. Our ERP interfaces with the e-commerce platform, as well as the management system utilized at our outsourced warehousing and distribution centers, allowing us to effectively manage our global manufacturing and distribution network and our consistently expanding customer base.

        We believe our planned systems infrastructure will be sufficient to support our expected growth for the foreseeable future.

Competition

        We compete in the large outdoor and recreation market and may compete in other addressable markets. Competition in our markets is based on a number of factors including product quality, performance, durability, styling, and price, as well as brand image and recognition. We believe that we have been able to compete successfully largely on the basis of our brand, superior design capabilities and product development, our DTC capabilities, as well as the breadth of our independent retail partners and national retail partners.

        In the Coolers & Equipment category, we compete against established, well-known, and legacy cooler brands, such as Igloo and Coleman, as well as numerous other brands and retailers that offer competing products. The popularity of YETI products and the YETI brand has attracted numerous new competitors including Pelican, OtterBox, and others, as well as private label brands.

        The Drinkware category includes numerous providers of insulated plastic and stainless steel drinkware, plastic water bottles, cups, and ceramic mugs, among other products. Competitors include well-known brands such as Tervis and HydroFlask, as well as numerous other brands and retailers that offer competing products. The outdoor and recreation market is highly fragmented and highly competitive, with low barriers to entry. Our current and potential competitors may be able to develop and market superior products or sell similar products at lower prices. These companies may have competitive advantages, including larger retailer bases, global product distribution, greater financial strength, superior relations with suppliers and manufacturing partners, or larger marketing budgets and brand recognition.

Employees

        As of June 30, 2018, we had 565 employees. We believe our increasingly well-known brand, culture of innovation, collaboration, and personal development allow us to recruit top talent nationwide in all areas of our business.

        All of our personnel are co-employed by us and a professional employer organization, or the PEO, which we utilize to manage payroll related functions and to administer our employee benefit programs. We are directly responsible for all aspects of employee recruiting, compensation, management, retention, and supervision of our personnel. We believe this co-employment relationship allows us to leverage the scale and systems of the PEO to our benefit.

        None of our employees are currently covered by a collective bargaining agreement. We have no labor-related work stoppages and believe our relations with our employees are positive and stable.

Facilities

        We lease our principal executive and administrative offices located at 7601 Southwest Parkway in Austin, Texas. We expect that this 175,000 square foot corporate complex will accommodate our growth plans for the foreseeable future. In August 2018, we entered into a sublease whereby we will sublease a floor in building one of our Austin, Texas headquarters, which is approximately 29,881 square feet. We also lease a 35,328 square foot warehouse where we handle kitting and product returns, a 21,120 square foot facility that serves as our innovation center for new product development, and an 8,237 square foot retail flagship store. All of these facilities are located in Austin, Texas. In August 2018, we entered into two new operating leases for space to be used for two new retail locations. One lease agreement is for a first floor and basement of a building in Chicago, Illinois, with an exterior footprint of approximately 5,538 square feet. The second lease agreement is for a building in Charleston, South Carolina, totaling approximately 5,039 square feet. In addition, we lease an office in Xiamen, China for our quality assurance, production support, and supply chain management teams and have sales and support office leases near Toronto, Canada, in Shanghai, China, and near Melbourne, Australia.

Legal Proceedings

        From time to time, we are involved in various legal proceedings. Although no assurance can be given, we do not believe that any of our currently pending proceedings will have a material adverse effect on our financial condition, cash flows, or results of operations.

MANAGEMENT

Executive Officers and Directors

        Below is a list of the names, ages, positions, and a brief summary of the business experience of (a) the individuals who serve as our executive officers and directors as of September 27, 2018 and (b) our director nominees.

Name	Age	Position
Matthew J. Reintjes	43	President and Chief Executive Officer, Director
Paul C. Carbone	52	Senior Vice President and Chief Financial Officer
Bryan C. Barksdale	47	Senior Vice President, General Counsel and Secretary
Hollie S. Castro	49	Senior Vice President of Talent
Robert O. Murdock	47	Senior Vice President of Innovation
Kirk A. Zambetti	50	Senior Vice President of Sales
Roy J. Seiders	41	Director
David L. Schnadig	53	Chairman and Director
Jeffrey A. Lipsitz	53	Director Nominee*
Dustan E. McCoy	69	Director Nominee*
Michael E. Najjar	51	Director
Eugene P. Nesbeda	64	Director
Robert K. Shearer	66	Director Nominee*

*
Each director nominee will become a member of our Board of Directors immediately following the pricing of this offering.

Executive Officers

        Matthew J. Reintjes.    Mr. Reintjes has served as our President and Chief Executive Officer since September 2015 and was appointed to our Board of Directors in March 2016. Prior to joining us, Mr. Reintjes served from February 2015 to September 2015 as Vice President of the Outdoor Products reporting segment at Vista Outdoor Inc., a manufacturer of outdoor sports and recreation products, which, prior to February 9, 2015, was operated as a reporting segment of Alliant Techsystems Inc., or ATK, an aerospace, defense, and sporting goods company. While at ATK, Mr. Reintjes served as Vice President of Accessories from November 2013 to February 2015. Prior to ATK, Mr. Reintjes served as Chief Operating Officer of Bushnell Holdings Inc., a portfolio of leading brands in outdoor and recreation products, from May 2013 until its acquisition by ATK in November 2013. Mr. Reintjes also served as Chief Operating Officer of Hi-Tech Industrial Services, Inc., a supplier of industrial services, from January 2013 to May 2013. Prior to this time, Mr. Reintjes served for nine years in a variety of general management roles at Danaher Corporation, a global science and technology company, including: President of KaVo Equipment Group—North America from October 2011 to January 2013; President—Imaging from April 2011 to October 2011; and roles including Vice President/General Manager, Vice President of Sales, and Senior Product Manager of Danaher from 2004 to October 2011. Mr. Reintjes holds a B.A. in Economics from the University of Notre Dame and an M.B.A. from the University of Virginia's Darden School of Business.

        Mr. Reintjes was selected to serve on our Board of Directors because of his perspective and experience as our President and Chief Executive Officer and his extensive experience in corporate strategy, brand leadership, new product development, general management processes, and operations leadership with companies in the outdoor sports and recreation products industries.

        Paul C. Carbone.    Mr. Carbone was named our Chief Financial Officer effective as of June 2018 and as a Senior Vice President in September 2018. Prior to joining us, Mr. Carbone served from April 2017 to February 2018 as Chief Financial Officer and Chief Operating Officer of The Talbots, Inc., or Talbots, a specialty retailer. Prior to Talbots, Mr. Carbone served from June 2012 to April 2017 as Senior Vice President and Chief Financial Officer of Dunkin' Brands Group, Inc., or Dunkin', a quick service restaurant business. Mr. Carbone also served as Vice President, Finance and Strategy of Dunkin' from September 2008 to June 2012. Prior to Dunkin', Mr. Carbone served from 2006 to 2008 as Senior Vice President and Chief Financial Officer of Tween Brands, Inc., or Tween, an operator of specialty retailing brands. Prior to Tween, Mr. Carbone served from 2005 to 2006 as Vice President, Finance for Victoria's Secret of L Brands, Inc., formerly known as Limited Brands, Inc., a specialty retailer. Mr. Carbone holds a B.S. in Hotel Management from the University of Massachusetts, a B.S. in Business Administration from the University of South Carolina, and a M.B.A. from the University of Illinois.

        Bryan C. Barksdale.    Mr. Barksdale has served as our General Counsel since August 2015 and our Secretary since December 2015. Mr. Barksdale was named as a Senior Vice President in September 2018. Prior to joining us, Mr. Barksdale served as General Counsel of iFLY Holdings, Inc., a designer, manufacturer, and operator of vertical wind tunnels used in indoor skydiving facilities, from January 2015 to July 2015. From August 2010 to January 2015, Mr. Barksdale served as Chief Legal Officer, General Counsel, and Secretary of Bazaarvoice, Inc., a social commerce software-as-a-service company. From February 2005 to August 2010, Mr. Barksdale practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, Professional Corporation. Mr. Barksdale previously practiced corporate and securities law with Brobeck, Phleger & Harrison LLP and with Andrews Kurth LLP. Mr. Barksdale holds a B.A. from The University of Texas at Austin, an M.Ed. from the University of Mississippi, and a J.D. from Washington & Lee University School of Law.

        Hollie S. Castro.    Ms. Castro was named as our Vice President of Talent in January 2018 and as our Senior Vice President of Talent in September 2018. Prior to joining us, Ms. Castro served as President of the Castro Consulting Group, an organization which coaches and advises executives from start-ups to Fortune 500 companies, from 2015 to 2018. Prior to that, Ms. Castro held the roles of Executive Vice President of Kony, a digital and mobile application company, in 2014, and Senior Vice President of Human Resources and Administration at BMC Software, a multi-cloud management company, from 2009 to 2014. Ms. Castro holds a B.A. in Interpreting Italian and French from Marlboro College, and an International M.B.A. from the Thunderbird School of Global Management.

        Kirk A. Zambetti.    Mr. Zambetti has been our Vice President of Sales since August 2016 and was named our Senior Vice President of Sales in September 2018. Prior to joining us, Mr. Zambetti was the Vice President of Sales for North America for Danaher's Dental Technologies division from October 2008 to August 2016, and was Director of Key Accounts, North America dating back to March 2007. Prior to Danaher, Mr. Zambetti held various commercial leadership and sales roles with leading medical device manufacturers and distributors, including Siemens, ANSI, Urologix, and PSS WorldMedical. Mr. Zambetti holds a B.A. in History from Hampden-Sydney College.

        Robert O. Murdock.    Mr. Murdock has been our Vice President of Innovation since May 2017 and was named our Senior Vice President of Innovation in September 2018. Prior to joining us, Mr. Murdock served as the Senior Vice President of Innovation for Nautilus, Inc., a worldwide marketer, developer, and manufacturer of home fitness equipment brands, from 2016 to 2017, and was the Vice President, General Manager of Nautilus' Direct-to-Consumer division from 2011 to 2016. Prior to Nautilus, Mr. Murdock was the Director, Product Management at Clarity Visual Systems, a Category Manager at InFocus, and a Program Manager at Intel Corporation. Mr. Murdock holds a B.A. in Government from Georgetown University, and an M.B.A. in Business Administration and Management from the Red McCombs School of Business at The University of Texas at Austin.

Directors

        Roy J. Seiders.    Mr. Seiders has served as a member of our Board of Directors since June 2012. From 2006 to September 2015, Mr. Seiders served as our Chief Executive Officer. Mr. Seiders is one of our Founders and has been consistently focused on product design and development, as well as developing our marketing tone. Since September 2015, Mr. Seiders has served as the Chairman and Founder of YETI Coolers. Mr. Seiders holds a B.A. from Texas Tech University.

        Mr. Seiders was selected to serve on our Board of Directors because of his unique perspective and experience as one of our Founders and leaders since our inception and because of his passion for, and extensive knowledge of, our products, brand, Ambassadors, and customers.

        David L. Schnadig.    Mr. Schnadig has served as the Chairman of our Board of Directors since June 2012. Mr. Schnadig is a Managing Partner of Cortec. Mr. Schnadig joined Cortec in 1995, oversees a number of Cortec portfolio companies and leads the firm's acquisition activities with regard to consumer and business-to-business products and specialty services companies. Prior to joining Cortec, Mr. Schnadig was Assistant to the Chairman of SunAmerica Inc. Prior to SunAmerica Inc., Mr. Schnadig was an investment banker at Lehman Brothers, Inc. and a management consultant at Cresap, McCormick & Paget. Mr. Schnadig holds a B.A. from Trinity College and an M.B.A. from the Kellogg School of Management at Northwestern University.

        Mr. Schnadig was selected to serve on our Board of Directors because of his extensive knowledge and understanding of our business, consumer businesses, corporate strategy, corporate finance, and governance.

        Jeffrey A. Lipsitz.    Mr. Lipsitz is a Managing Partner of Cortec. Mr. Lipsitz joined Cortec in 1998, oversees a number of portfolio companies and initiated and leads the firm's acquisition activities with regard to healthcare investments. Prior to joining Cortec, Mr. Lipsitz was Vice President of Corporate Development and had oversight responsibility for the distribution businesses of PLY Gem Industries, Inc. Mr. Lipsitz holds a B.A. from Union College and an M.B.A. from the Columbia University Graduate School of Business.

        Mr. Lipsitz was selected to join our Board of Directors because of his extensive knowledge and understanding of our business and his strategic planning, financial analysis, mergers and acquisitions and operating performance experience.

        Dustan E. McCoy.    Since 2006, Mr. McCoy has served on the board of directors of Freeport-McMoRan Inc., a mining company, where he currently chairs its compensation committee. In addition, since 2002, he has served on the board of directors of Louisiana-Pacific Corporation, a building materials manufacturer, where he currently chairs its compensation committee. From 2005 to 2016, Mr. McCoy was Chairman of the Board and Chief Executive Officer of Brunswick Corporation, a global manufacturer and marketer of recreation products, and served in various other roles at Brunswick Corporation from 1999 to 2005. Prior to joining Brunswick Corporation, Mr. McCoy served as Executive Vice President for Witco Corporation, a specialty chemical products company, and also served Witco as Senior Vice President, General Counsel and Corporate Secretary. McCoy holds a B.A. in Political Science from Eastern Kentucky University and a J.D. from Salmon P. Chase College of Law at Northern Kentucky University.

        Mr. McCoy was selected to join our Board of Directors because of his extensive leadership experience and broad understanding of global businesses and his knowledge of legal, compliance, corporate governance, and disclosure matters.

        Michael E. Najjar.    Mr. Najjar has served as a member of our Board of Directors since June 2012. Mr. Najjar is a Managing Partner of Cortec. Mr. Najjar joined Cortec in 2004, oversees several Cortec portfolio companies, and leads transaction sourcing efforts. Prior to Cortec, Mr. Najjar was a Managing Director at Cornerstone Equity Investors, a private equity firm. Prior to Cornerstone Equity Investors,

Mr. Najjar was an investment banker at Donaldson, Lufkin & Jenrette. Mr. Najjar holds a B.A. from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania.

        Mr. Najjar was selected to serve on our Board of Directors because of his extensive knowledge and understanding of our business, consumer businesses, corporate finance, and treasury.

        Eugene P. Nesbeda.    Mr. Nesbeda has served as a member of our Board of Directors since June 2012. Mr. Nesbeda is a Senior Managing Director of Cortec. Mr. Nesbeda joined Cortec in 2008 and provides operational support to several Cortec portfolio companies. Prior to Cortec, Mr. Nesbeda was a Managing Director of CITIC Capital Partners, a Shanghai, China-based private equity firm. Prior to CITIC, Mr. Nesbeda was Vice President of Corporate Development at General Electric Corporation and later head of GE Plastics' Structured Products Group. Mr. Nesbeda also served as President of the Plastics Packaging Division of Tetra Pak Group and was a founding member of Strategic Planning Associates (now Oliver Wyman). Mr. Nesbeda holds a B.S. from the Columbia University School of Engineering and Applied Science and an M.B.A. from the Harvard Graduate School of Business Administration.

        Mr. Nesbeda was selected to serve on our Board of Directors because of his extensive knowledge and understanding of our business, operations, and global supply chain management.

        Robert K. Shearer.    From 2005 to 2015, Mr. Shearer served as Senior Vice President and Chief Financial Officer of VF Corporation, a global lifestyle and apparel company, and from 1986 to 2005, served in various other roles at VF Corporation, including Vice President—Finance and Chief Financial Officer and Vice President—Controller. For two years, he was President of VF's Outdoor Coalition, which was formed with the acquisition of The North Face brand. Prior to joining VF Corporation, Mr. Shearer was a Senior Audit Manager for Ernst and Young. Since 2008, Mr. Shearer has served on the board of directors of Church & Dwight Co, Inc., a household products manufacturer, where he currently chairs the audit committee. He previously served on the board of directors of The Fresh Market, Inc., a specialty grocery chain. Mr. Shearer holds a B.S. in Accounting from Catawba College.

        Mr. Shearer was selected to join our Board of Directors due to his extensive public accounting, finance and internal control, and expansion initiatives experience.

Board of Directors

        Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of five directors. Upon completion of this offering, our Board of Directors will consist of seven directors, comprised of our CEO, one of our Founders, two outside directors, and three directors selected by Cortec.

        The provisions of our Stockholders Agreement by which one of our directors is elected will terminate and the provisions of our existing certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. See "Certain Relationships and Related-Party Transactions—Stockholders Agreement and Investor Rights Agreement." After this offering, the number of directors will be fixed by our Board of Directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering. In addition, under the New Stockholders Agreement, Cortec will have the right to nominate (i) three directors so long as it beneficially owns at least 30% of our then-outstanding shares of common stock, (ii) two directors so long as it beneficially owns at least 15% but less than 30% of our then-outstanding shares of common stock, and (iii) one director so long as it beneficially owns at least 10% but less than 15% of our then-outstanding shares of common stock. We refer to any director nominated by Cortec as a Cortec Designee. In addition, pursuant to the New Stockholders Agreement, Cortec will have the right to have one of its representatives serve as Chairman of our Board of Directors and Chairman of our nominating and governance committee so long as it beneficially owns at least 20% of our then-outstanding shares of common stock.

        Each of our current directors will continue to serve as a director until the election and qualification of his successor, or until his earlier death, resignation, or removal. Immediately following the pricing of this offering, Messrs. Lipsitz, McCoy, and Shearer will be appointed to our Board of Directors and Mr. Nesbeda will resign his directorship.

Classified Board of Directors

        We intend to adopt an amended and restated certificate of incorporation that will become effective prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our Board of Directors will be designated as follows:

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  Messrs. Reintjes and Seiders will be Class I directors, and their terms will expire at the annual meeting of stockholders to be held in 2019;

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  Messrs. McCoy and Shearer will be Class II directors, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

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  Messrs. Schnadig, Najjar, and Lipsitz will be Class III directors, and their terms will expire at the annual meeting of stockholders to be held in 2021.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

        The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See "Description of Capital Stock—Anti-takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws" for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Director Independence

        Our Board of Directors has assessed the independence of each of our directors and director nominees and has determined that each of Messrs. McCoy and Shearer are independent under the NYSE listing standards. As required by the NYSE listing standards, our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

        Commencing in 2019, our Board of Directors, or a designated committee of the Board of Directors, will review at least annually the independence of each director. During these reviews, the Board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors' and officers' questionnaire regarding employment, business, familial, compensation, and other relationships with us and our management.

Controlled Company Exemption

        Pursuant to the Voting Agreement, upon completion of this offering, Cortec will control more than 50% of the total voting power of our common stock with respect to the election of our directors, and we will be considered a controlled company under the NYSE listing standards. As a controlled company, we will be exempt from complying with certain NYSE corporate governance requirements, including the requirements:

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  that a majority of our Board of Directors consist of independent directors, as defined under the rules of the NYSE listing standards;

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  that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        Upon completion of this offering, our Board of Directors will consist of seven directors, comprised of our CEO, one of our Founders, two outside directors, and three directors selected by Cortec. In addition, pursuant to the New Stockholders Agreement, Cortec will have the right to have one of its representatives serve as Chairman of our Board of Directors and Chair of our nominating and governance committee, as well as the right to select nominees for the Board of Directors, in each case subject to a phase-out period based on Cortec's future share ownership.

        Accordingly, as long as we are a controlled company, holders of our common stock may not have the same protections afforded to stockholders of companies that must comply with all of the NYSE corporate governance requirements.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers, and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at YETI.com upon completion of this offering as required by applicable SEC and NYSE rules. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The identification of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Board Leadership Structure

        Upon consummation of the offering, our Board of Directors will be led by our Chairman. The Chairman will oversee the planning of the annual Board of Directors' calendar and, in consultation with the other directors, will schedule and set the agenda for meetings of the Board of Directors. In addition, the Chairman will provide guidance and oversight to members of management and act as the Board of Directors' liaison to management. In this capacity, the Chairman will be actively engaged on significant matters affecting us. The Chairman may also lead our annual meetings of stockholders and perform such other functions and responsibilities as requested by the Board of Directors from time to time. Under the New Stockholders Agreement, so long as Cortec beneficially owns 20% or more of our then-outstanding shares of common stock, we will agree to take all necessary action to cause a Cortec Designee to serve as Chairman of the Board of Directors.

Board Committees

        Upon the effectiveness of this offering, our Board of Directors will have three standing committees: an audit committee, a compensation committee, and a nominating and governance committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors. The charters for each of our committees will be available on our website upon completion of this offering.

Audit Committee

        Our audit committee will consist of Messrs. McCoy, Najjar, and Shearer (Chair) as of the consummation of this offering. Our Board of Directors has determined that each of Messrs. McCoy and Shearer is independent under the NYSE listing standards and Rule 10A-3 under the Exchange Act as of the consummation of this offering. Mr. Shearer will qualify as an "audit committee financial expert" under the rules of the SEC upon his appointment to the Board of Directors. We intend to comply with the independence requirements for all members of the audit committee within the time periods specified under such rules.

        Our audit committee will oversee our accounting and financial reporting process and the audit of our financial statements and assist our Board of Directors in monitoring our financial systems and legal and regulatory compliance. Our audit committee will be responsible for, among other things:

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  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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  pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing at least annually, a report by our independent registered public accounting firm regarding the independent registered public accounting firm's internal-quality control procedures, any material issues relating thereto, and any steps taken to deal with any such issues;

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  coordinating the oversight and reviewing the adequacy of our internal control over financial reporting with both management and our independent registered public accounting firm;

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  reviewing and discussing with the appropriate officers and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

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  periodically advising the Board of Directors with respect to our policies and procedures regarding compliance with applicable laws and regulations and with our code of business conduct and ethics;

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  discussing guidelines and policies with respect to risk assessment and risk management to assess and manage our exposure to risk;

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  approving, if appropriate, all transactions between us and our subsidiaries and any related party (as described in Item 404 of Regulation S-K);

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  establishing policies for the hiring of employees and former employees of our independent registered public accounting firm; and

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  preparing, with the assistance of management, the independent auditors, and outside legal counsel the audit committee report required by SEC rules to be included in our annual proxy statement.

        The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and the authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Compensation Committee

        Our compensation committee will consist of Messrs. McCoy (Chair) and Schnadig as of the consummation of this offering. Our Board of Directors has determined that Mr. McCoy is independent under the NYSE listing standards and Rule 10C-1 of the Exchange Act and qualifies as a "non-employee director" within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

        Our compensation committee will be responsible for developing and maintaining our compensation strategies and policies. Following the conclusion of this offering, the responsibilities of the compensation committee will include:

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  reviewing and approving our overall executive and director compensation philosophy to support our overall business strategy and objectives;

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  reviewing and approving base salary, cash incentive compensation, equity compensation, and severance rights for our executive officers, including our CEO;

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  administering our broad-based equity-incentive plans, including the granting of stock awards;

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  overseeing the management continuity and succession planning process with respect to our executive officers;

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  producing a report on executive compensation in accordance with applicable rules and regulations; and

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  managing such other matters that are specifically delegated to our compensation committee by applicable law or by the Board of Directors from time to time.

        The compensation committee will also have the power to investigate any matter brought to its attention within the scope of its duties and authority to retain counsel and advisors at our expense to fulfill its responsibilities and duties.

Nominating and Governance Committee

        Our nominating and governance committee, or nominating committee, will consist of Messrs. Najjar, Schnadig (Chair), and Shearer as of the consummation of this offering. Our Board of Directors has determined that Mr. Shearer is independent under the NYSE listing standards. Under the New Stockholders Agreement, so long as Cortec beneficially owns 20% or more of our then-outstanding shares of common stock, we will agree to take all necessary action to cause a Cortec Designee to serve as Chairman of our nominating committee.

        Our nominating committee will recommend corporate governance guidelines applicable to the Board and our employees and identity and recommend nominees for election or appointment to our Board of Directors and its committees. The nominating committee will be responsible for, among other things:

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  assessing, developing, and communicating with our Board of Directors concerning the appropriate criteria for nominating and appointing directors, including the size and composition of the Board of Directors, corporate governance policies, applicable listing standards, laws, rules and regulations, the consideration of stockholder nominees to the Board of Directors, our nominating policy, and other factors considered appropriate by our Board of Directors or the nominating committee;

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  identifying and recommending to our Board of Directors the director nominees for meetings of our stockholders, or to fill a vacancy on the Board of Directors, in each case in accordance with the nominating policy;

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  having sole authority to retain and terminate any search firm used to identify director candidates and approve the search firm's fees and other retention terms;

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  recommending to the Board of Directors candidates for appointment to our standing committees;

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  reviewing, as necessary, any executive officer's request to accept a directorship position with another company;

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  at least annually, reviewing our corporate governance guidelines, and recommending changes as appropriate;

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  recommending to the Board of Directors appropriate revisions to our certificate of incorporation, bylaws, committee charters, and nominating policy;

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  overseeing an annual evaluation of our Board of Directors, its committees, and each director;

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  developing with management and monitoring the process of orienting new directors and continuing education for all directors; and

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  regularly reporting its activities and any recommendations to our Board of Directors.

        The nominating committee will also have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain independent counsel and independent advisors at our expense for any matters related to the fulfillment of its responsibilities and duties.

Other Committees

        Our Board of Directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

        During 2017, our Board of Directors participated in deliberations concerning executive officer compensation. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board of Directors or compensation committee.

Limitation of Liability and Indemnification of Directors and Officers

        We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. To the extent that a present or former officer or director is successful on the merits or otherwise in the defense of any action, suit, or proceeding referred to above, or in the defense of any claim, issue, or matter therein, the corporation must indemnify him or her against the expenses (including attorneys' fees) that such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated

bylaws will provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

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  breach of a director's duty of loyalty to the corporation or its stockholders;

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  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  unlawful payment of dividends or redemption of shares; or

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  transaction from which the director derives an improper personal benefit.

        Our certificate of incorporation includes, and our amended and restated certificate of incorporation and our amended and restated bylaws will include, such a provision. Expenses incurred by any director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us, provided such director must repay amounts in excess of the indemnification such director is ultimately entitled to.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such director receives notice of the unlawful actions.

Non-Employee Director Compensation

        Our directors did not receive any cash or equity compensation in 2017 or prior to this offering in 2018 for their service on our Board of Directors. Our Board of Directors has adopted the YETI Holdings, Inc. Non-Employee Director Compensation Policy. Unless otherwise determined by our Board of Directors, non-employee directors compensated by Cortec Management V, LLC, or Management, will not receive compensation (other than reimbursement of expenses and discounts on YETI products) for their participation on our Board of Directors or involvement on any of our committees.

  Annual Cash Compensation Following the Completion of this Offering

        Following the completion of this offering, our non-employee directors will receive, absent a deferral election described below, an annual cash retainer of $75,000, paid quarterly in arrears and pro-rated based on days in service on our Board of Directors. Each non-employee director will also be entitled to receive additional cash compensation for committee membership or service as a chair as follows:

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  Non-Executive Chairman of our Board of Directors: $60,000

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  Lead or Presiding Director of our Board of Directors (if any): $40,000

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  Chair of the Audit Committee: $20,000

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  Audit Committee Member: $10,000

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  Chair of the Compensation Committee: $15,000

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  Compensation Committee Member: $7,500

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  Chair of the Nominating and Governance Committee: $10,000

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  Nominating and Governance Committee Member: $5,000

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  Chair of Special Committee (e.g., strategic transactions, investigations, key employee searches): to be determined if and when the Special Committee is established

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  Member of Special Committee (if established): $7,500

        In connection with the completion of this offering, our non-employee directors will be able to elect to defer all or part of the annual cash retainer, or chair or committee cash fees, into deferred stock units, which will be settled in shares of our common stock on the earlier of (1) a date specified by the non-employee director in his or her deferral election form and (2) the six month anniversary of the non-employee director's cessation of service on our Board of Directors. For a director who elects deferred stock units in lieu of cash fees at the time of this offering, the deferred stock units would be issued on the later to occur of the date that we price our common stock for this offering and the date that the Form S-8 registration statement related to the 2018 Plan becomes effective, on the basis of the price at which a share of our common stock is initially offered to the public in this offering, rounded down for any partial shares. Such deferred stock units would vest in full on the earlier to occur of (i) the first anniversary of this offering and (ii) immediately prior to our first annual meeting of our stockholders at which directors are elected, subject to the director's continued service through the applicable vesting date.

        On the date of each annual meeting of our stockholders following this offering, or on a pro rata basis as of the date of a non-employee director's initial election or appointment to our Board of Directors, non-employee directors will be able to elect to defer into deferred stock units all or part of the annual cash retainer, or chair or committee cash fees, that would be earned between such date and our next annual meeting of stockholders, which we refer to as the service period. Such deferred stock units would be issued on the first day of the service period on the basis of our stock price on the date of grant, rounded down for any partial shares. Such deferred stock units would vest on the earlier to occur of (i) the first anniversary of the date of grant and (ii) the next following annual meeting of our stockholders, subject to the director's continued service through the applicable vesting date.

        During any period of deferral, non-employee directors will accrue dividend equivalents on their deferred stock units as, if and when dividends are paid on shares of our common stock. The definitive terms regarding any deferred stock units will be set forth in the deferred stock unit award agreement and the accompanying deferral election form completed by the applicable director.

        All of our directors are reimbursed for their reasonable out-of-pocket expenses related to their service as a member of our Board of Directors or one of our committees prior to and following the completion of this offering.

  Equity Compensation Following the Completion of this Offering

        Each non-employee director serving on our Board of Directors immediately following the pricing of this offering will be granted an award of restricted stock units for a number of shares equal to (1) $120,000 divided by (2) the price at which a share of our common stock is initially offered to the public in this offering, rounded down for any partial shares. This award will be granted on the later to occur of the date that we price our common stock for this offering and the date that the Form S-8 registration statement related to the 2018 Plan becomes effective. This award will vest in full in one installment on the earlier to occur of (i) the first anniversary of this offering and (ii) immediately prior to our first annual meeting of our stockholders at which directors are elected, subject to the director's continued service through the applicable vesting date.

        On the date of each annual meeting following this offering, or on a pro rata basis upon initial election or appointment to our Board of Directors, non-employee directors will be granted an award of restricted stock units with a value of $120,000 (based on our closing stock price on the date of grant). This award will vest in full in one installment on the earlier to occur of (1) the first anniversary of the date of grant and

(2) immediately prior to our next annual meeting of our stockholders, subject to the director's continued service through the applicable vesting date.

        Our non-employee directors will be able to elect to defer all or part of the grant of restricted stock units in the form of deferred stock units, which will vest in full in one installment on the same basis as a non-employee director's restricted stock units will vest and will be settled in shares of our common stock on the earlier to occur of (1) the date specified by the non-employee director in his or her deferral election form and (2) the six month anniversary of the non-employee director's cessation of service on our Board of Directors.

        During any period of deferral, non-employee directors will accrue dividend equivalents on their deferred stock units as, if and when dividends are paid on shares of our common stock. The definitive terms regarding any deferred stock units will be set forth in the deferred stock unit award agreement and the accompanying deferral election form completed by the applicable director.

  Company Product Discount

        Directors are entitled to a discount to the suggested retail price of certain of our products.

Clawback Policy

        Our Board of Directors has adopted a clawback policy, which will be administered by the compensation committee of our Board of Directors. Pursuant to this policy, in the event we are required to prepare an accounting restatement of our financial statements as a result of a material noncompliance by us with any financial reporting requirement under the federal securities laws and the compensation committee reasonably, and in good faith, determines that any current or former executive officer or any other senior employee identified by the compensation committee who received incentive compensation (whether cash or equity) from us on or after the effective date of the clawback policy has willfully committed misconduct that contributed to the noncompliance that resulted in our obligation to prepare the accounting restatement, we will have the right to use reasonable efforts to recover from such executive officer or senior employee any excess incentive compensation awarded as a result of the misstatement. Additionally, if any current or former executive officer or any other senior employee identified by the compensation committee who received incentive compensation (whether cash or equity) from us on or after the effective date of the clawback policy engages in serious misconduct or activity otherwise prohibited by the clawback policy, we will have the right to use reasonable efforts to recover from such executive officer or senior employee any amount of incentive compensation the compensation committee reasonably and in good faith deems appropriate. The clawback policy will apply to compensation granted on or after the effective date of the policy.

Non-Employee Director Stock Ownership Guidelines

        Our non-employee directors who receive compensation from us for their service on our Board of Directors will be subject to stock ownership guidelines after the completion of this offering. Under the stock ownership guidelines we have adopted, each of our non-employee directors who receives compensation from us for his or her service on our Board of Directors will be required to own stock in an amount equal to not less than five times his or her annual cash retainer. For purposes of this requirement, a non-employee director's holdings will include shares of our common stock held directly or indirectly, individually or jointly, as well as vested share awards that have been deferred for future delivery. Until the stock ownership requirements have been satisfied, non-employee directors will be required to retain 100% of the shares received upon settlement of restricted stock, restricted stock units or performance shares (net of shares with a value equal to the amount of taxes owed by such non-employee director in respect of such settlement) and the shares received on exercise of stock options (net of shares tendered or withheld for the payment of the exercise price and taxes owed by such non-employee director in respect of such exercise), in any case, with respect to equity awards that are granted on or following this offering. The stock retention requirement will not apply to equity awards that were granted to our non-employee directors prior to this offering.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information regarding all compensation awarded to, earned by, or paid to our named executive officers during 2017:

Name and Principal Positions	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Matthew J. Reintjes Chief Executive Officer and President	2017	694,231	171,822	—	—	18,091	884,144
Richard J. Shields(3) Former Chief Financial Officer, Treasurer, and Vice President of Finance	2017	448,077	88,719	—	—	7,567	544,363
Bryan C. Barksdale Senior Vice President, General Counsel and Secretary	2017	299,231	49,373	—	—	10,662	359,266

(1)
Amounts reflect discretionary bonuses awarded to each named executive officer for calendar year 2017 based on our successful completion of the following strategic initiatives: SAP implementation, re-platform of eCommerce site, inventory reduction, quarterly net sales, and margin performance.

(2)
The amount reported for Mr. Reintjes reflects company-paid life insurance, disability insurance, and health care premiums ($10,530) and a company-paid 401(k) plan matching contribution ($7,561). The amount reported for Mr. Shields reflects company-paid life insurance, disability insurance, and health care premiums ($7,567). The amount reported for Mr. Barksdale reflects company-paid life insurance, disability insurance, and health care premiums ($10,662).

(3)
Mr. Shields resigned from his employment with us effective May 31, 2018.

Employment Agreements

        Matthew J. Reintjes.    On September 14, 2015, we entered into an employment agreement with Mr. Reintjes, our President and Chief Executive Officer, which was amended as of December 31, 2015. We refer to this agreement as Mr. Reintjes' current employment agreement. Our Board of Directors has approved an amended and restated employment agreement with Mr. Reintjes, which we refer to as Mr. Reintjes' restated employment agreement and which we expect will replace Mr. Reintjes' current employment agreement upon the completion of this offering. Pursuant to Mr. Reintjes' current employment agreement, his initial annual base salary was $400,000, but his annual base salary has been increased in accordance with the terms of the current employment agreement to $700,000. In addition, under his current employment agreement, Mr. Reintjes is eligible to receive an annual cash incentive award, with a target annual incentive award for the 2017 calendar year equal to 75% of his then-current base salary. Mr. Reintjes' current employment agreement also provides that he would serve as a member of our Board of Directors beginning on the first anniversary of his employment. Mr. Reintjes was appointed to our Board of Directors on March 1, 2016. The current employment agreement with Mr. Reintjes provides for an initial term of one year that is automatically renewed for additional one-year terms. Mr. Reintjes is an at-will employee under the current employment agreement. Mr. Reintjes' current employment agreement provides for customary restrictive covenants, including non-competition and non-solicitation of customer covenants following termination of employment for a period of two years. We may extend the period of these covenants by paying Mr. Reintjes his base salary during such extended period. Under Mr. Reintjes' current employment agreement, Mr. Reintjes was entitled to purchase, at fair market value at the time of purchase, whole shares of our common stock equivalent in value to approximately $250,000. Pursuant to such right, Mr. Reintjes purchased 62,000 shares of our common stock on September 14, 2015, at a price per share of approximately $4.09.

        Pursuant to Mr. Reintjes' restated employment agreement (which we expect to be effective upon the completion of this offering), Mr. Reintjes' annual base salary will be $875,000. For the 2018 calendar year, Mr. Reintjes will be eligible to receive an incentive award based on our financial performance and individual objectives, with a target amount equal to 75% of his annual base salary amount for the 2018 calendar year, but the actual amount of such bonus may exceed such target amount. For each calendar year during the employment period beginning on or after January 1, 2019, Mr. Reintjes' target annual incentive award will be equal to 100% of his annual base salary amount for the applicable calendar year, but the actual amount of such bonus may exceed such target amount. Mr. Reintjes' restated employment agreement provides for an initial term of three years and automatic renewal for additional one year terms, unless either party provides at least 60 days' notice of nonrenewal. Mr. Reintjes' restated employment agreement provides that we will use our good faith efforts to nominate Mr. Reintjes for re-election to our Board of Directors and procure his re-election at any applicable meeting of stockholders (when Mr. Reintjes' term as a director would otherwise expire) held for the purposes of electing directors. Under the restated employment agreement, Mr. Reintjes will remain an at-will employee and will be subject to customary restrictive covenants, including non-competition and non-solicitation of customer covenants following termination for a period of twelve months if his employment is terminated during the change in control protection period (as defined in his restated employment agreement) or eighteen months if his employment is terminated outside of the change in control protection period.

        The severance provisions applicable to Mr. Reintjes are discussed below under "—Potential Payments upon Termination or Change of Control."

        Richard J. Shields.    Effective May 31, 2018, Mr. Shields resigned from his employment with us. We entered into a Confidential Transition and Release Agreement with Mr. Shields in connection with his departure. Prior to Mr. Shields' departure, Mr. Shields served as our Chief Financial Officer, Treasurer, and Vice President of Finance and had an employment agreement.

        Pursuant to Mr. Shields' employment agreement, Mr. Shields' initial annual base salary was $350,000, but his annual base salary had been increased in accordance with the terms of his employment agreement to $450,000. In addition, under his employment agreement Mr. Shields was eligible to receive an annual cash incentive award, with a target annual incentive award for the 2017 calendar year equal to 60% of his then-current base salary. Mr. Shields' employment agreement provided for customary restrictive covenants, including non-competition and non-solicitation of customer covenants following termination of employment for a period of two years. We may extend the period of these covenants by paying Mr. Shields his base salary during such extended period.

        In connection with Mr. Shields' departure, we entered into a Confidential Transition and Release Agreement, dated March 1, 2018, with Mr. Shields. The agreement provides that Mr. Shields' employment would terminate no later than May 31, 2018, and includes a full release of claims against us and our affiliates. The agreement further provides that, if Mr. Shields remained employed through May 31, 2018 or Mr. Shields' employment was terminated without cause by us prior to May 31, 2018, and if Mr. Shields executed a supplemental release of claims in connection with such termination of employment, (a) Mr. Shields would be provided with a lump sum cash payment in an amount equal to his then-current annual base salary and (b) we would accelerate the vesting of all 180,000 of his then-unvested options and would extend the post-termination exercise period with respect to such options until the earliest to occur of (i) August 31, 2019, (ii) the date that we experience a change of control, or (iii) the date Mr. Shields violates any restrictive covenant agreement with us. Mr. Shields executed the supplemental release of claims on May 31, 2018 and accordingly became entitled to the foregoing separation benefits. The transition agreement also includes an affirmation of Mr. Shields' confidentiality, non-competition and non-solicitation obligations under his employment agreement, as well as an additional non-disparagement covenant. In addition, on June 1, 2018, we entered into a consulting agreement with Mr. Shields pursuant to which Mr. Shields agrees to provide and perform certain financial and operational advice and services through December 31, 2018. The agreement provides that we will pay Mr. Shields a retainer of $2,000 per month for such services, plus an hourly rate of $400 for each hour in excess of 10 hours per month. The consulting agreement includes certain confidentiality provisions, and we may terminate the agreement upon five days' written notice to Mr. Shields.

        Paul C. Carbone.    Effective June 25, 2018, Mr. Carbone became our Chief Financial Officer and effective September 2018, Mr. Carbone was appointed as Senior Vice President and Chief Financial Officer. We currently have an employment agreement with Mr. Carbone, which we expect will remain in effect until the completion of this offering. We expect that Mr. Carbone will become a participant in the Senior Leadership Severance Benefits Plan, which we refer to as the severance plan, effective as of the completion of this offering, as discussed below under "—Senior Leadership Severance Benefits Plan." Pursuant to Mr. Carbone's employment agreement, Mr. Carbone's annual base salary is $500,000, and Mr. Carbone is eligible to receive an annual cash incentive award, with a target annual incentive award for the 2018 calendar year equal to 75% of the base salary paid to him in 2018 after June 25, 2018. Mr. Carbone received a relocation bonus in an amount equal to $150,000, which is subject to repayment in the event Mr. Carbone's employment is terminated by us for cause (as such term is defined in Mr. Carbone's employment agreement) or by him without good reason (as such term is defined in Mr. Carbone's employment agreement). The employment agreement with Mr. Carbone provides for an initial term of one year that is automatically renewed for additional one-year terms. Mr. Carbone is an at-will employee under the employment agreement. Mr. Carbone's employment agreement provides for customary restrictive covenants, including non-competition and non-solicitation of customer covenants following termination of employment for a period of two years. We may extend the period of these covenants by paying Mr. Carbone his base salary during such extended period.

        The severance provisions applicable to Mr. Carbone are discussed below under "—Potential Payments upon Termination or Change of Control."

        Bryan C. Barksdale.    On August 17, 2015, we entered into an employment agreement with Mr. Barksdale, our General Counsel, who was subsequently appointed as Senior Vice President and General Counsel, effective September 2018. We expect this employment agreement will remain in effect until the completion of this offering. We expect that Mr. Barksdale will become a participant in the severance plan, effective as of the completion of this offering, as discussed below under "—Senior Leadership Severance Benefits Plan." Under Mr. Barksdale's employment agreement, his initial annual base salary was $260,000, but his annual base salary has been increased in accordance with the terms of the employment agreement to $300,000. Effective as of the date on which we price this offering, Mr. Barksdale's annual base salary will be further increased to $357,500. In addition, under his employment agreement, Mr. Barksdale is eligible to receive an annual cash incentive award, with a target annual incentive award for the 2017 calendar year equal to 50% of the base salary paid to him during 2017. Effective as of the date on which we price this offering, Mr. Barksdale's target annual incentive award will be in an amount equal to 60% of the base salary paid to him during the applicable calendar year. The employment agreement with Mr. Barksdale provides for an initial term of one year that is automatically renewed for additional one-year terms. Mr. Barksdale is an at-will employee under the employment agreement. Mr. Barksdale's employment agreement provides for customary restrictive covenants, including non-competition and non-solicitation of customer covenants following termination of employment for a period of two years. We may extend the period of these covenants by paying Mr. Barksdale his base salary during such extended period.

        The severance provisions applicable to Mr. Barksdale are discussed below under "—Potential Payments upon Termination or Change of Control."

Outstanding Equity Awards at Fiscal Year End December 30, 2017

        The following table sets forth information regarding outstanding equity awards held by each of our named executive officers as of December 30, 2017:

Name	Grant date	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable(1)	Option exercise price ($ per share)	Option expiration date
Matthew J. Reintjes	September 14, 2015	332,000	668,000	$1.90	September 14, 2025
Richard J. Shields(2)	November 19, 2015	88,000	180,000	$4.61	November 19, 2025
Bryan C. Barksdale	August 17, 2015	80,000	160,000	$1.90	August 17, 2025

(1)
As of December 30, 2017, the options granted to Messrs. Reintjes, Shields, and Barksdale were subject to time-vesting conditions as follows: approximately one-third of the options vested on July 31, 2017, an additional approximately one-third of the options vested on July 31, 2018, and the remaining approximately one-third of the options will vest on July 31, 2019, subject to the executive officer's continued employment until each such vesting date. The options provide for accelerated vesting on a change of control of the company.

(2)
Effective May 31, 2018, Mr. Shields resigned from his employment with us. On May 31, 2018, in connection with Mr. Shields' departure, our Board of Directors approved an amendment to Mr. Shields' option agreement, pursuant to which all 180,000 of his then-unvested options became vested and exercisable. In addition, the amendment provided that, notwithstanding his termination of employment, his option will remain outstanding and exercisable until the earliest to occur of (i) August 31, 2019, (ii) the date that we experience a change of control, or (iii) the date Mr. Shields violates any restrictive covenant agreement with us.

Annual Incentive Plan

        We sponsor an annual incentive plan, under which certain employees are eligible to receive an annual incentive award. The named executive officers' annual incentives are as described under "—Employment Agreements." Target award amounts for eligible participants are generally expressed as a percentage of base salary, and are calculated on a sliding scale with ranges above and below target consistent with incentive calculations our management prepares and provides to participants during the applicable calendar year. Payments under our annual incentive program are based on the achievement of goals based on a number of factors, including each participant's historical and anticipated future performance, our growth and profitability, and other relevant considerations. Participants must be employed by us on the payment date in order to receive payment of the incentive award. Incentive awards are paid after year-end results are confirmed, during the calendar year following the year to which the incentive award relates. For calendar year 2017, we did not achieve our EBITDA objectives under the annual incentive plan, so no awards were paid thereunder. However, discretionary bonuses were paid to our named executive officers for 2017 for our successful completion of the following strategic initiatives: SAP implementation, re-platform of eCommerce site, inventory reduction, quarterly net sales and margin performance.

401(k) Plan

        We offer a 401(k) defined contribution plan through our professional employer organization covering substantially all of our employees. Participants may make voluntary contributions to the 401(k) plan, limited by certain Internal Revenue Code, or the Code, restrictions. We are responsible for the administrative costs of the 401(k) plan, and we provide discretionary matching contributions to employee contributions. Our contributions for all employee participants totaled approximately $0.7 million, $0.4 million, and $0.2 million for 2017, 2016, and 2015, respectively.

Senior Leadership Severance Benefits Plan

        In connection with this offering, we have adopted the severance plan, which will become effective upon the completion of this offering. Our Board of Directors has approved the participation of each of Messrs. Carbone and Barksdale in the severance plan, which participation would replace their existing employment agreements. Under the severance plan, each participant will be entitled to severance in connection with certain terminations of employment, subject to the participant's execution of a release of claims. Each participant, including Messrs. Carbone and Barksdale, will be required to execute a participation agreement, which designates a participant's applicable participation level, and a restrictive covenants agreement, as a condition of participating in the severance plan. Under the restrictive covenants agreements, each participant, including Messrs. Carbone and Barksdale, will be subject to customary restrictive covenants, including non-competition and non-solicitation of customer covenants following termination, which for Messrs. Carbone and Barksdale will continue for a period of twelve months.

        The severance provisions applicable to Messrs. Carbone and Barksdale under the severance plan are discussed below under "—Potential Payments upon Termination or Change of Control."

Potential Payments upon Termination or Change of Control

        The employment agreements we have entered into with each of Messrs. Reintjes, Carbone, and Barksdale provide for certain payments to be made in connection with certain terminations of employment. Under Mr. Reintjes' current employment agreement, Mr. Reintjes is eligible to receive his then-current base salary as severance for a period of 12 months following his termination of employment by us without cause (as such term is defined in Mr. Reintjes' current employment agreement), or by Mr. Reintjes for good reason (as such term is defined in Mr. Reintjes' current employment agreement), subject to his execution of a release of claims. Under Mr. Carbone's employment agreement, which is expected to be effective until the completion of this offering, he is eligible to receive his then-current base salary as severance for a period of 12 months following his termination of employment by us without cause (as such term is defined in Mr. Carbone's employment agreement), or by him for good reason (as such term is defined in Mr. Carbone's employment agreement), subject to his execution of a release of claims. Under Mr. Barksdale's employment agreement, which is expected to be effective until the completion of this offering, he is eligible to receive his then-current base salary as severance for a period of six months following his termination of employment by us without cause (as such term is defined in Mr. Barksdale's employment agreement), or by him for good reason (as such term is defined in Mr. Barksdale's employment agreement), subject to his execution of a release of claims.

        Under Mr. Reintjes' restated employment agreement (which we expect to be effective upon the completion of this offering), Mr. Reintjes will be entitled to severance, subject to his execution of a release of claims, as follows:

  •
  If Mr. Reintjes' employment is terminated by us without cause (as such term is defined in Mr. Reintjes' restated employment agreement) or by Mr. Reintjes for good reason (as such term is defined in Mr. Reintjes' restated employment agreement), and such termination occurs outside of the change in control protection period (as such term is defined in Mr. Reintjes' restated employment agreement), Mr. Reintjes will be eligible to receive a severance payment in an amount equal to 150% of the sum of his annual base salary amount plus target annual incentive compensation amount for the year in which such termination occurs. This amount would be paid over the eighteen-month period following Mr. Reintjes' termination of employment. Mr. Reintjes will also be eligible to receive a pro rata portion of his target annual incentive compensation payment for the year of termination, based on actual performance for the full year and the number of days he was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which Mr. Reintjes' employment terminates or (2) the 61st day after the date on which

    Mr. Reintjes' employment terminates. In addition, we will reimburse Mr. Reintjes for the full amount of his premiums for health care continuation coverage for a period of up to eighteen months.

  •
  If Mr. Reintjes' employment is terminated by us without cause or by Mr. Reintjes for good reason, and such termination occurs during the change in control protection period, Mr. Reintjes will be eligible to receive a severance payment in an amount equal to 200% of the sum of his annual base salary amount plus his target annual incentive compensation amount for the year in which such termination occurs. This amount generally would be paid in a single lump sum following Mr. Reintjes' termination of employment, although a portion of this amount would be paid over the eighteen-month period following Mr. Reintjes' termination of employment if required under Section 409A of the Code. Mr. Reintjes will also be eligible to receive a pro rata portion of his target annual incentive compensation payment for the year of termination, based on the number of days he was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which Mr. Reintjes' employment terminates or (2) the 61st day after the date on which Mr. Reintjes' employment terminates. In addition, we will reimburse Mr. Reintjes for the full amount of his premiums for health care continuation coverage for a period of up to eighteen months.

        Under the severance plan that we have adopted in connection with the offering, it is expected that Messrs. Carbone and Barksdale will be entitled to severance, subject to their execution of a release of claims, as follows:

  •
  If the employment of either of Messrs. Carbone or Barksdale is terminated by us without cause (as such term is defined in the severance plan) or by the applicable executive for good reason (as such term is defined in the severance plan), and such termination does not occur during the change in control protection period (as such term is defined in the severance plan), Mr. Carbone or Mr. Barksdale, as applicable, will be eligible to receive a severance amount equal to 100% of his respective annual base salary amount, which we refer to as the base severance amount. The base severance amount would be paid over the twelve-month period following the applicable executive's termination of employment. Mr. Carbone or Mr. Barksdale, as applicable, will also be eligible to receive a pro rata portion of his respective annual incentive compensation payment for the year of termination, based on actual performance for the full year and the number of days the applicable executive was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which the applicable executive's employment terminates or (2) the 61st day after the date on which the applicable executive's employment terminates. In addition, we will reimburse the applicable executive for the full amount of his premiums for health care continuation coverage for a period of up to twelve months.

  •
  If the employment of either of Messrs. Carbone or Barksdale is terminated by us without cause or by the applicable executive for good reason, and such termination occurs during the change in control protection period, Mr. Carbone or Mr. Barksdale, as applicable, will be eligible to receive a severance payment equal to 150% of the sum of his annual base salary amount plus target annual incentive compensation amount, which we refer to as the enhanced severance amount. The enhanced severance amount generally would be paid in a single lump sum following the applicable executive's termination of employment, although a portion of this amount would be paid over the twelve-month period following the applicable executive's termination of employment, if required under Section 409A of the Code. Mr. Carbone or Mr. Barksdale, as applicable, will also be eligible to receive a pro rata portion of his target annual incentive compensation payment for the year of termination, based on the number of days he was employed during such year, to be paid in a lump sum at the later of (1) the time when annual incentive compensation payments are paid to our executive officers for the calendar year in which the applicable executive's employment terminates or (2) the 61st day after the date on which the applicable executive's employment terminates. In addition, we will reimburse the applicable executive for the full amount of his premiums for health care continuation coverage for a period of up to eighteen months.

  •
  For purposes of the severance plan, the change in control protection period is the 24 month period following a change in control (as defined in the severance plan). If a change in control occurs during the six month period following termination of the employment of either Mr. Carbone or Mr. Barksdale by us without cause, or by the applicable executive for good reason, and such termination of employment (or the event giving rise to the termination for good reason) occurred at the request of a third-party which had taken steps reasonably calculated or intended to effectuate such change in control, or otherwise arose in connection with or in anticipation of such change in control, then Mr. Carbone or Mr. Barksdale, as applicable, will be entitled to receive the enhanced severance amount, less any portion of the base severance amount that was previously paid.

  •
  The severance plan also contains a net-better Section 280G cutback provision, which provides that, if payments to a participant would constitute "parachute payments" within the meaning of Section 280G of the Code and be subject to an excise tax under Section 4999 of the Code, then such payments will be reduced by the amount needed to avoid triggering such tax, provided that such reduction leaves the participant in a better after-tax position than if such payments had not been reduced (taking into account the effect of the excise tax).

Equity Compensation Plans

        The following description of our equity compensation plans is qualified by reference to the full text of those plans, which will be filed as exhibits to the registration statement.

        2012 Equity and Performance Incentive Plan (Amended and Restated June 20, 2018).    We adopted the 2012 Plan in June 2012. We amended and restated the 2012 Plan on June 20, 2018. Our Board of Directors administers the 2012 Plan. Subject to the provisions of the 2012 Plan, our Board of Directors has the power to interpret and administer the 2012 Plan and any award agreement and to determine the terms of awards. Stock options, in the form of incentive stock options or nonqualified stock options, and restricted stock unit awards may be granted under the 2012 Plan. The term of an award under the 2012 Plan generally may not exceed ten years. Unless otherwise determined by our Board of Directors, the exercise price per share of all options generally must be equal to at least 100% of the fair market value per share of our common stock on the date of grant. Each grant of options and restricted stock units contains such other terms and provisions as our Board of Directors may approve. Pursuant to the 2012 Plan, we have granted nonqualified stock option awards and restricted stock unit awards to certain employees and consultants.

        The maximum number of shares that may be issued under the 2012 Plan is 22,112,000 shares. As of August 31, 2018, under the 2012 Plan, options to purchase 6,740,000 shares of our common stock remained outstanding at a weighted average exercise price of approximately $0.81 per share and 3,553,487 restricted stock units were outstanding. Shares subject to stock awards granted under the 2012 Plan (i) that expire or terminate without being exercised, (ii) that are forfeited under an award, or (iii) that are transferred, surrendered, or relinquished upon the payment of any exercise price by the transfer to us of our common stock or upon satisfaction of any withholding amount, return to the 2012 Plan share reserve for future grant. No shares will be available for issuance pursuant to new awards under the 2012 Plan following the completion of this offering. Any shares subject to the available share reserve of the 2012 Plan at that time will not become available for grant under the 2018 Plan. However, any shares that would otherwise return to the 2012 Plan after this offering will instead return to the 2018 Plan.

        2018 Equity and Incentive Compensation Plan.    In connection with this offering, our Board of Directors has adopted the 2018 Plan. The material terms of the 2018 Plan are as follows:

        Purpose.    The purpose of the 2018 Plan is to attract and retain officers, employees, directors, consultants and other key personnel and to provide those persons incentives and awards for performance.

        Administration; Effectiveness.    The 2018 Plan will be administered by the compensation committee of our Board of Directors. The compensation committee has the authority to determine eligible participants in the 2018 Plan, and to interpret and make determinations under the 2018 Plan. Any interpretation or determination by the compensation committee under the 2018 Plan will be final and conclusive. The compensation committee may delegate all or any part of its authority under the 2018 Plan to any subcommittee thereof, and may delegate its administrative duties or powers to one or more of our officers, agents or advisors. The 2018 Plan will be effective prior to the completion of this offering. However, no awards will be made under the 2018 Plan prior to the date on which we price this offering.

        Shares Available for Awards under the 2018 Plan.    Subject to adjustment as described in the 2018 Plan and the share counting rules described below, the number of shares of our common stock available for awards under the 2018 Plan shall be, in the aggregate, 12,000,000 shares of our common stock, which we refer to as the available shares, with such shares subject to adjustment to reflect any split or combination of our common stock. The available shares may be shares of original issuance, treasury shares or a combination of the foregoing.

        The 2018 Plan also contains customary limits on the maximum value at grant for awards to non-employee directors in any calendar year.

        Share Counting.    The aggregate number of shares of our common stock available to be awarded under the 2018 Plan will be reduced by one share of our common stock for every one share of our common stock subject to an award granted under the 2018 Plan.

        The following shares of our common stock will be added (or added back, as applicable) to the aggregate number of shares of our common stock available under the 2018 Plan: (1) shares subject to an award (including an award under the 2012 Plan) that is cancelled or forfeited, expires or is settled for cash (in whole or in part); (2) shares of our common stock withheld by us in payment of the exercise price of a stock option granted under the 2018 Plan; (3) shares of our common stock tendered or otherwise used in payment of the exercise price of a stock option granted under the 2018 Plan; (4) shares of our common stock withheld by us or tendered or otherwise used to satisfy a tax withholding obligation; provided, however, that with respect to restricted stock, this provision will only be in effect until the ten year anniversary of the date the 2018 Plan is approved by our stockholders; and (5) shares of our common stock subject to an appreciation right granted under the 2018 Plan that are not actually issued in connection with the settlement of such appreciation right. In addition, if under the 2018 Plan a participant has elected to give up the right to receive compensation in exchange for shares of our common stock based on fair market value, such shares of our common stock will not count against the aggregate number of shares of our common stock available under the 2018 Plan.

        Shares of our common stock issued or transferred pursuant to awards granted under the 2018 Plan in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger with us or any of our subsidiaries (which we refer to as substitute awards) will not count against, nor otherwise be taken into account in respect of, the share limits under the 2018 Plan. Additionally, shares of common stock available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2018 Plan, but will not count against, nor otherwise be taken into account in respect of, the share limits under the 2018 Plan.

        Types of Awards Under the 2018 Plan.    Pursuant to the 2018 Plan, we may grant stock options (including "incentive stock options" as defined in Section 422 of the Code (which we refer to as incentive stock options)), appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards, and certain other awards based on or related to shares of our common stock.

        Each grant of an award under the 2018 Plan will be evidenced by an award agreement or agreements, which will contain such terms and provisions as the compensation committee may determine, consistent with the 2018 Plan. Those terms and provisions include the number of shares of our common stock subject to each award, vesting terms and provisions that apply upon events such as retirement, death or disability of the participant or in the event of a change in control. A brief description of the types of awards which may be granted under the 2018 Plan is set forth below.

        Stock Options.    Stock options granted under the 2018 Plan may be either incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees. Except with respect to substitute awards, incentive stock options and non-qualified stock options must have an exercise price per share that is not less than the fair market value of a share of our common stock on the date of grant. The term of a stock option may not extend more than ten years after the date of grant.

        Each grant will specify the form of consideration to be paid in satisfaction of the exercise price.

        Appreciation Rights.    The 2018 Plan provides for the grant of appreciation rights. An appreciation right is a right to receive from us an amount equal to 100%, or such lesser percentage as the compensation committee may determine, of the spread between the base price and the fair market value of shares of our common stock on the date of exercise.

        An appreciation right may be paid in cash, shares of our common stock or any combination thereof. Except with respect to substitute awards, the base price of an appreciation right may not be less than the fair market value of a common share on the date of grant. The term of an appreciation right may not extend more than ten years from the date of grant.

        Restricted Stock.    Restricted stock constitutes an immediate transfer of the ownership of shares of our common stock to the participant in consideration of the performance of services, entitling such participant to dividend, voting and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer determined by the compensation committee for a period of time determined by the compensation committee or until certain management objectives specified by the compensation committee are achieved. Each such grant or sale of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of our common stock on the date of grant.

        Any grant of restricted stock may specify the treatment of dividends or distributions paid on restricted stock that remains subject to a substantial risk of forfeiture.

        Restricted Stock Units.    Restricted stock units awarded under the 2018 Plan constitute an agreement by us to deliver shares of our common stock, cash, or a combination thereof, to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include the achievement of management objectives) during the restriction period applicable to such restricted stock units as the compensation committee may specify. Each grant or sale of restricted stock units may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value of shares of our common stock on the date of grant. During the restriction period applicable to such restricted stock units, the participant will have no right to transfer any rights under the award and will have no rights of ownership in the shares of our common stock underlying the restricted stock units and no right to vote them. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of and on the terms determined by the compensation committee. Each grant of restricted stock units will specify that the amount payable with respect to such restricted stock units will be paid in cash, shares of our common stock, or a combination of the two.

        Cash Incentive Awards, Performance Shares, and Performance Units.    Performance shares, performance units and cash incentive awards may also be granted to participants under the 2018 Plan. A performance share is a bookkeeping entry that records the equivalent of one share of our common stock, and a performance unit is a bookkeeping entry that records a unit equivalent to $1.00 or such other value as determined by the compensation committee. Each grant will specify the number or amount of performance shares or performance units, or the amount payable with respect to cash incentive awards, being awarded, which number or amount may be subject to adjustment to reflect changes in compensation or other factors.

        These awards, when granted under the 2018 Plan, become payable to participants upon the achievement of specified management objectives and upon such terms and conditions as the compensation committee determines at the time of grant. Each grant may specify with respect to the management objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of performance shares or performance units, or the amount payable with respect to cash incentive awards, that will be earned if performance is at or above the minimum or threshold level, or is at or above the target level but falls short of maximum achievement. Each grant will specify the time and manner of payment of cash incentive awards, performance shares or performance units that have been earned, and any grant may further specify that any such amount may be paid or settled in cash, shares of our common stock, restricted stock, restricted stock units or any combination thereof. Any grant of performance shares may provide for the payment of dividend equivalents in cash or in additional shares of our common stock.

        Other Awards.    The compensation committee may grant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of our common stock or factors that may influence the value of such shares of our common stock, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our common stock, purchase rights for shares of our common stock, awards with value and payment contingent upon our performance of specified subsidiaries, affiliates or other business units or any other factors designated by the compensation committee, and awards valued by reference to the book value of the shares of our common stock or the value of securities of, or the performance of our subsidiaries, affiliates or other business units (which we refer to collectively as other awards).

        Adjustments; Corporate Transactions.    The compensation committee will make or provide for such adjustments in the: (1) number and kind of shares of our common stock covered by outstanding stock options, appreciation rights, restricted stock, restricted stock units, performance shares and performance units granted under the 2018 Plan; (2) if applicable, number of shares of our common stock covered by other awards granted pursuant to the 2018 Plan; (3) exercise price or base price provided in outstanding stock options and appreciation rights; (4) cash incentive awards; and (5) other award terms, as the compensation committee determines to be equitably required in order to prevent dilution or enlargement of the rights of participants that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in our capital structure, (b) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities or (c) any other corporate transaction or event having an effect similar to any of the foregoing.

        In the event of any such transaction or event, or in the event of a change in control (as defined in the 2018 Plan), the compensation committee may provide in substitution for any or all outstanding awards under the 2018 Plan, such alternative consideration (including cash), if any, as it may in good faith determine to be equitable under the circumstances, and will require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or appreciation right with an exercise price greater than the consideration offered in connection with any such transaction or event or change in control, the compensation committee may in its discretion elect to cancel such stock option or appreciation right without any payment to the person holding such stock option or appreciation right. The compensation committee will make or provide for such adjustments to the numbers and kind of shares available for issuance under the 2018 Plan and the share limits of the 2018 Plan as the compensation committee in its sole discretion may in good faith determine to be appropriate in connection with such transaction or event. However, any adjustment to the limit on the number of shares of our common stock that may be issued upon exercise of incentive stock options will be made only if and to the extent such adjustment would not cause any option intended to qualify as an incentive stock option to fail to so qualify.

        Transferability of Awards.    Except as otherwise provided by the compensation committee or the terms of the 2018 Plan, no stock option, appreciation right, restricted share, restricted stock unit, performance share, performance unit, cash incentive award, other award or dividend equivalents paid with respect to awards made under the 2018 Plan may be transferred by a participant.

        Amendment and Termination of the 2018 Plan.    Our Board of Directors generally may amend the 2018 Plan from time to time in whole or in part. However, if any amendment (1) would materially increase the benefits accruing to participants under the 2018 Plan for purposes of applicable stock exchange rules, (2) would materially increase the number of shares of our common stock which may be issued under the 2018 Plan, (3) would materially modify the requirements for participation in the 2018 Plan, or (4) must otherwise be approved by our stockholders in order to comply with applicable law or the rules of the New York Stock Exchange or the applicable national stock exchange upon which our shares of common stock are principally traded, then such amendment will be subject to stockholder approval and will not be effective unless and until such approval has been obtained.

        Our Board of Directors may, in its discretion, terminate the 2018 Plan at any time. Termination of the 2018 Plan will not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination. No grant will be made under the 2018 Plan more than ten years after the effective date of the 2018 Plan, but all grants made on or prior to such date shall continue in effect thereafter subject to the terms of the 2018 Plan.

Restricted Stock Unit Awards

        On June 20 and 29, 2018, and on August 22, 2018, our Board of Directors approved the grant of restricted stock units to various employees, which approvals became effective on June 23, July 2, and August 25, respectively, including the grant of 1,322,316 restricted stock units to Mr. Reintjes, 160,000 restricted stock units to Mr. Carbone, and 125,405 restricted stock units to Mr. Barksdale. As of August 31, 2018, 3,553,487 of the restricted stock units that were approved by our Board of Directors were outstanding.

        Each restricted stock unit represents the right to receive one share of our common stock in the future, subject to the occurrence of certain vesting criteria. In connection with their receipt of restricted stock units, certain grantees forfeited stock options that we previously granted to them. In addition, those grantees who are not already subject to restrictive covenants pursuant to an employment agreement between such grantee and YETI Coolers entered into a non-competition agreement in connection with such grantee's receipt of restricted stock units.

        Pursuant to the restricted stock unit agreements that each grantee entered into with us, the restricted stock units will become fully vested and nonforfeitable upon the occurrence of a change of control and the achievement of certain EBITDA targets for calendar years 2018 and 2019, provided that if a change of control occurs prior to the date on which our Board of Directors certifies that the applicable EBITDA target has been achieved, all restricted stock units that have not already been forfeited will become nonforfeitable and shares of our common stock will be delivered to the applicable grantee within 30 days of the restricted stock units becoming nonforfeitable. In order to receive their shares, the grantee must remain employed until the date of the change of control and must not have violated any of the terms of such grantee's non-competition agreement or other restrictive covenant agreements with us. The restricted stock units are not transferable or assignable. Each restricted stock unit award agreement includes an agreement by the grantee to be subject to a lock-up period for a period of 180 days (or such longer period as necessary to permit compliance with applicable rules and regulations) following the completion of this offering, during which time they are restricted from selling or transferring any of our common stock or other securities.

Executive Stock Ownership Guidelines

        Certain of our executive officers and other senior employees as identified by the compensation committee of our Board of Directors will be subject to stock ownership guidelines after the completion of this offering. Under the stock ownership guidelines we have adopted, Mr. Reintjes, our President and Chief Executive Officer, will be required to own stock in an amount equal to not less than six times his annual base salary, and our other executive officers and other senior employees identified by the compensation committee will be required to own stock in an amount equal to not less than three times their annual base salary. For purposes of this requirement, an executive's holdings will include shares of our common stock held directly or indirectly, individually or jointly, as well as vested share awards that have been deferred for future delivery. Until the stock ownership requirements have been satisfied, Mr. Reintjes and each other executive officer or other identified senior employee will be required to retain 50% of the shares received upon settlement of restricted stock, restricted stock units or performance shares (net of shares with a value equal to the amount of taxes owed by such executive in respect of such settlement) and the shares received on exercise of stock options (net of shares tendered or withheld for the payment of the exercise price and taxes owed by such executive in respect of such exercise), in any case, with respect to equity awards that are granted on or following this offering. The stock retention requirement will not apply to equity awards that were granted to the executive officers or other senior employees prior to this offering.

 CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

        The following is a summary of transactions that occurred on or after January 1, 2015 to which we were a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties. The information under "—Private Placements" below does not give effect to the            -for-            split of our common stock to be effected prior to this offering.

        Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Private Placements

        On September 14, 2015, we sold 62,000 shares of our common stock to Mr. Reintjes at a purchase price per share of approximately $4.09 for aggregate gross proceeds of approximately $0.3 million in connection with the commencement of Mr. Reintjes' employment (the terms of which are described in "Executive Compensation—Employment Agreements").

Stockholders Agreement and Investor Rights Agreement

        Holders of our common stock are entitled to rights with respect to the registration of their shares of common stock, referred to as Registrable Shares, under the Securities Act of 1933, or Securities Act, in connection with this offering. These registration rights are contained in a Stockholders Agreement, dated June 15, 2012 (including the related letter agreement, dated September 14, 2015, which we refer to collectively as the Stockholders Agreement), and in an Investor Rights Agreement, dated June 15, 2012 (which we refer to as the Investor Rights Agreement). The registration rights set forth in the Stockholders Agreement and Investor Rights Agreement will expire upon the effective date of this offering. Substantially all of the parties to the Stockholders Agreement and all of the parties to the Investor Rights Agreement will have waived their rights under such agreements to: (i) notice of this offering and (ii) include their Registrable Shares in this offering. However, certain of the parties to such agreements are included as selling stockholders in this offering.

New Stockholders Agreement

        In connection with this offering, we will enter into the New Stockholders Agreement with Management as managing general partner of Cortec Group Fund V, L.P., and other holders of our common stock party thereto pursuant to which we will be required to take all necessary action for individuals designated by Cortec to be included in the slate of nominees recommended by the Board of Directors for election by our stockholders. Under the New Stockholders Agreement, Cortec will have the right to nominate (i) three directors so long as it beneficially owns at least 30% of our then-outstanding shares of common stock, (ii) two directors so long as it beneficially owns at least 15% but less than 30% of our then-outstanding shares of common stock, and (iii) one director so long as it beneficially owns at least 10% but less than 15% of our then-outstanding shares of common stock (we refer to any director nominated by Cortec as a Cortec Designee). The New Stockholders Agreement will also provide that so long as Cortec beneficially owns 20% or more of our then-outstanding shares of common stock, we will agree to take all necessary action to cause a Cortec Designee to serve as (i) Chairman of the Board of Directors and (ii) Chair of the nominating committee.

Registration Rights Agreement

        In connection with this offering, we will enter into a registration rights agreement (which we refer to as the Registration Rights Agreement) with Cortec, the Founders, RJS Ice 2, LP, RRS Ice 2, LP, and certain other holders of our common stock, or, together, the Rights Holders. Under the terms of the Registration Rights Agreement, certain of the Rights Holders may request registration, or a demand registration, of all or a portion of its common stock. If a Rights Holder makes a demand registration, the other stockholders party thereto may request that up to all of their shares of common stock be included in such registration statement. In each case, the amount registered under the demand registration is subject to certain limitations and conditions. We shall not be obligated to effectuate more than four demand registrations in any 12-month period. Any demand registration must be for an anticipated aggregate offering price of at least $250 million. Roy J. Seiders, one of our directors and Founders, is the manager of RJS ICE Management, LLC, the general partner of RJS Ice 2, LP, and Ryan R. Seiders, one of our Founders, is the manager of RRS ICE Management, LLC, the general partner of RRS Ice 2, LP. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in the registration. The agreement includes customary indemnification provisions in favor of the Rights Holders against certain losses and liabilities arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Other Transactions

        We have entered into a management services agreement with Cortec that provides for a management fee equal to 1.0% of our net sales, not to exceed $750,000 annually, plus certain out-of-pocket expenses. During each of 2017, 2016, and 2015, we incurred fees and out-of-pocket expenses under this agreement totaling approximately $0.8 million. This agreement will be terminated upon consummation of this offering and no further payments will be due to Cortec.

        Roy Seiders, who currently serves as one of our directors, also serves in a non-executive capacity as Chairman and Founder of YETI Coolers pursuant to an employment agreement dated September 14, 2015. Prior to assuming the role of Chairman and Founder in September 2015, Roy Seiders served as our Chief Executive Officer. Total cash payments made by us to Roy Seiders, including salary, bonus, and dividends in respect of vested options, were approximately $1.0 million for 2017 and approximately $0.5 million for each of 2016 and 2015.

        Ryan Seiders, who currently serves as a Co-Founder of YETI Coolers pursuant to an employment agreement dated September 14, 2015, is the brother of Roy Seiders, one of our directors. Prior to assuming the role of Co-Founder in September 2015, Ryan Seiders served as President of YETI Coolers. Total cash payments made by us to Ryan Seiders, including salary, bonus, and dividends in respect of vested options, were approximately $0.7 million for 2017, approximately $0.1 million for 2016, and approximately $0.2 million for 2015.

        On June 15, 2012, YETI Holdings, Inc. acquired the operations of YETI Coolers. In connection with the acquisition, we provided a seller earnout provision whereby the sellers, including Ice Box Holdings, Inc., a Delaware corporation controlled by Roy Seiders and Ryan Seiders, would be entitled to an additional cash payment of up to a maximum of $10 million, which we refer to as the Contingent Consideration, upon the achievement of certain performance thresholds and events. The Contingent Consideration was paid to the sellers in May 2016 in connection with the Special Distribution and included $8.5 million paid to Ice Box Holdings, Inc.

        In March 2016, the unvested stock options outstanding under the 2012 Plan, including those held by Messrs. Reintjes, Shields, and Barksdale, were modified to convert performance-based options to time-based options and to change the vesting period for time-based options.

        Under the revised terms of Roy Seiders' option agreement, the options are subject solely to time-vesting restrictions as follows: (i) 1,398,000 of the options vested on March 31, 2016, (ii) 348,000 of the options vested on July 31, 2017, and (iii) the remaining 350,000 options vested on July 31, 2018. On March 31, 2016, Mr. Seiders exercised the 1,398,000 options that vested on such date.

        Under the revised terms of Ryan Seiders' option agreement, the options are subject solely to time-vesting restrictions as follows: (i) 1,372,000 of the options vested on March 31, 2016, (ii) 342,000 of the options vested on July 31, 2017, and (iii) the remaining 342,000 options vested on July 31, 2018. On March 31, 2016, Mr. Seiders exercised the 1,372,000 options that vested on such date.

        We lease warehouse space in Austin, Texas, from Hidalgo Ice, LP, an entity owned by Roy and Ryan Seiders. The lease is month to month, can be cancelled upon 30 days written notice and requires monthly payments of $8,700. Total cash payments made by us to this entity under the lease agreement were $0.1 million for each of 2017, 2016, and 2015.

Limitation of Liability and Indemnification of Officers and Directors

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits, and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

        Our current certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for: (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our current certificate of incorporation provides that we (i) will indemnify any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise and (ii) must advance expenses paid or incurred by a director, or that such director determines are reasonably likely to be paid or incurred by him or her, in advance of the final disposition of any action, suit, or proceeding upon request by him or her.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. We expect to adopt a new amended and restated certificate of incorporation and amended and restated bylaws, which will become effective prior to the completion of this offering, and which will contain similar provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

        We have entered into indemnification agreements with our directors, executive officers, and certain other officers and agents pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers, and certain other officers and agents against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers, and certain other officers, and agents in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve on our behalf.

        The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we enter into with our directors, executive officers, and certain other officers, and agents may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, executive officers, and certain other officers and agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Prior to the completion of this offering, we will enter into additional and enhanced insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

        The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

        Following the completion of this offering, pursuant to our audit committee charter that will be in effect upon the effectiveness of this offering, our audit committee will be responsible for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon the completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed fiscal year, and any of their immediate family members.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents certain information with respect to the beneficial ownership of our common stock as of                        , 2018, and as adjusted to reflect the sale of our common stock offered by us and the selling stockholders in this offering assuming no exercise and full exercise of the underwriters' option to purchase additional shares, by:

  •
  each of our named executive officers;

  •
  each of our directors and director nominees;

  •
  all of our executive officers and directors, and director nominees, as a group;

  •
  each person known to us to be the beneficial owner of more than 5% of our shares of common stock; and

  •
  each selling stockholder.

        We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of                        , 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        We have based percentage ownership of our common stock prior to this offering on                shares of our common stock outstanding as of                        , 2018. Percentage ownership of our common stock after this offering assumes (a) the sale by us of                shares of common stock that we are selling in this offering, (b) the sale by the selling stockholders of                shares of common stock that the selling stockholders are selling in this offering (if the underwriters do not exercise their option to purchase additional shares) and (c) the sale by the selling stockholders of                shares of common stock that the selling stockholders are selling in this offering (if the underwriters exercise their option to purchase additional shares in full).

        Unless otherwise noted, the address of each beneficial owner listed on the following table is c/o YETI Holdings, Inc., 7601 Southwest Parkway, Austin, Texas 78735. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The statements concerning voting and investment power included in the footnotes to this table shall not be construed as admissions that such persons are the beneficial owners of such shares of common stock.

				Shares Beneficially Owned After This Offering (Assuming No Exercise of Option)			Shares Beneficially Owned After This Offering (Assuming Full Exercise of Option)
	Shares Beneficially Owned Before This Offering		Number of Shares Being Offered (Assuming No Exercise of Option)			Number of Shares Being Offered (Assuming Full Exercise of Option)
Name of Beneficial Owner	Number	%		Number	%		Number	%
Named Executive Officers and Directors
David L. Schnadig
Dustan E. McCoy
Jeffrey A. Lipsitz
Michael E. Najjar
Eugene P. Nesbeda
Robert K. Shearer
Roy J. Seiders(1)
Matthew J. Reintjes
Bryan C. Barksdale
Paul C. Carbone(2)
Richard J. Shields(3)
All current directors and executive officers as a group (10 persons)
5% and Selling Stockholders:
Cortec(4)
Roy J. Seiders(1)
Ryan R. Seiders(5)

(1)
Includes                shares of common stock held by RJS Ice 2, LP and RJS Ice, LP. Roy J. Seiders is the manager of RJS ICE Management, LLC, the general partner of each of RJS Ice 2, LP and RJS Ice, LP, and may be deemed to beneficially own the shares of common stock held by RJS Ice 2, LP and RJS Ice, LP. The address of RJS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

Includes              shares of common stock beneficially owned by Cortec and certain other stockholders party to the Voting Agreement. Roy J. Seiders expressly disclaims beneficial ownership of the shares of common stock owned by such other stockholders.

(2)
Paul C. Carbone was named Chief Financial Officer effective as of June 25, 2018.

(3)
Richard J. Shields resigned as Chief Financial Officer effective as of May 31, 2018.

(4)
Includes            shares of common stock held by Cortec Group Fund V, L.P. Cortec Management V, LLC is the managing general partner of Cortec Group Fund V, L.P. The manner in which the investments of Cortec Group Fund V, L.P. are held, including shares of common stock, and any decisions concerning their ultimate disposition, are subject to the control of the managers of Cortec Management V, LLC pursuant to Cortec Group Fund V, L.P.'s limited partnership agreement. The managers of Cortec Management V, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, and R. Scott Schafler. A majority vote of such managers is required to approve actions on behalf of Cortec Management V, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P. As a result, none of the managers of Cortec Management V, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock.

  Includes            shares of common stock held by Cortec Co-Investment Fund V, LLC. The managers of Cortec Co-Investment Fund V, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, and R. Scott Schafler. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Co-Investment Fund V, LLC. As a result, none of the managers of Cortec Co-Investment Fund V, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock.

  Includes            shares of common stock held by Cortec Group Fund V (Parallel), L.P. Cortec Management V (Co-Invest), LLC is the general partner of Cortec Group Fund V (Parallel), L.P. The managers of Cortec Management V (Co-Invest), LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, R. Scott Schafler, and Michael Najjar. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P. As a result, none of the managers of Cortec Management V (Co-Invest), LLC has direct or indirect voting or dispositive power respect to such shares of common stock. As Cortec Group Fund V (Parallel), L.P. is required by the terms of its limited partnership agreement to dispose of its equity investments in the same manner and at the same time as Cortec Group Fund V, L.P., Cortec Management V, LLC may also be deemed to have investment control over the shares of common stock held by Cortec Group Fund V (Parallel), L.P. A majority vote of the managers of Cortec Management V, LLC is required to approve actions on behalf of Cortec Management V, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P. As a result, none of the managers of Cortec Management V, LLC has direct or indirect voting or dispositive power with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P.

  Includes            shares of common stock beneficially owned by Roy J. Seiders, Ryan R. Seiders, and certain other stockholders that Cortec has the right to vote with respect to the election of directors pursuant to the Voting Agreement. Cortec expressly disclaims beneficial ownership of the shares of common stock owned by such other stockholders.

  Each of the managers of Cortec Management V, LLC, Cortec Co-Investment Fund V, LLC, and Cortec Management V (Co-Invest), LLC disclaims beneficial ownership of the shares of common stock beneficially owned by such entities.

  The address of Cortec Management V, LLC, Cortec Co-Investment Fund V, LLC, and Cortec Management V (Co-Invest), LLC is 140 East 45th Street, 43rd Floor, New York, New York 10017.

(5)
Includes                shares of common stock held by RRS Ice 2, LP and Options Ice, LP. Ryan R. Seiders is the manager of each of RRS ICE Management, LLC, the general partner of RRS Ice 2, LP, and Options Ice GP, LLC, the general partner of Options Ice, LP, and may be deemed to beneficially own the shares of common stock held by RRS Ice 2, LP and Options Ice, LP. The address of RRS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

Includes              shares of common stock beneficially owned by Cortec and certain other stockholders party to the Voting Agreement. Ryan R. Seiders expressly disclaims beneficial ownership of the shares of common stock owned by such other stockholders.

 DESCRIPTION OF CAPITAL STOCK

        The following description summarizes certain important terms of our capital stock, as they are expected to be in effect prior to the completion of this offering. We will adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our form of amended and restated certificate of incorporation, form of amended and restated bylaws, form of New Stockholders Agreement and form of Registration Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Authorized Capital Stock

        Immediately following the completion of this offering, our authorized capital stock will consist of                shares of capital stock, $0.01 par value per share, of which:

                            shares are designated as common stock; and

                            shares are designated as preferred stock.

Outstanding Capital Stock

        As of                        , 2018, there were                shares of our common stock outstanding, held by                stockholders of record, and no shares of our preferred stock outstanding. Following this offering we expect to have                shares of common stock outstanding and no shares of preferred stock outstanding. Our Board of Directors is authorized to issue additional shares of our capital stock without stockholder approval, except as required by the NYSE listing standards.

Common Stock

        Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation will not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of stockholders for the transaction of business.

        Dividends.    The holders of our common stock are entitled to dividends if, as, and when declared by our Board of Directors, from funds legally available therefor, subject to certain contractual limitations on our ability to declare and pay dividends. See "Dividend Policy."

        Other Rights.    Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

        Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

        Following the completion of this offering, our Board of Directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

        As of August 31, 2018, we had outstanding options to purchase an aggregate of 6,740,000 shares of our common stock, with a weighted average exercise price of approximately $0.81 per share, under the 2012 Plan.

Voting Agreement

        In connection with this offering, pursuant to the Voting Agreement, Cortec will have the right to vote in the election of our directors the shares of common stock held by Roy Seiders, Ryan Seiders, their respective affiliates, and certain other stockholders. The Voting Agreement will terminate on the earlier to occur of (i) the parties thereto no longer beneficially owning in the aggregate shares of our common stock representing greater than 50% of the then-outstanding voting power with respect to the election of our directors or (ii) upon written notice by Cortec. The parties to the Voting Agreement may freely transfer their shares of common stock; however, if they transfer their shares to an affiliate, that affiliate must agree to be bound by the Voting Agreement.

Registration Rights

        Holders of our common stock are entitled to rights with respect to the registration of their shares of common stock, referred to as Registrable Shares, under the Securities Act in connection with this offering. These registration rights are contained in the Stockholders Agreement and in the Investor Rights Agreement. The registration rights set forth in the Stockholders Agreement and Investor Agreement will expire upon the effective date of this offering. Substantially all of the parties to the Stockholders Agreement and all of the parties to the Investor Rights Agreement will have waived their rights under such agreements to: (i) notice of this offering and (ii) include their Registrable Shares in this offering. However, certain of the parties to such agreements are included as selling stockholders in this offering.

        In connection with this offering, we will enter into the Registration Rights Agreement with the Rights Holders. Under the terms of the Registration Rights Agreement, each of the Rights Holders may request registration, or a demand registration, of all or a portion of its common stock. If a Rights Holder makes a demand registration, the other stockholders party thereto may request that up to all of their shares of common stock be included in such registration statement. In each case, the amount registered under the demand registration is subject to certain limitations and conditions. We shall not be obligated to effectuate more than four demand registrations in any 12-month period. Any demand registration must be for an anticipated aggregate offering price of at least $250 million. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in the registration. The agreement includes customary indemnification provisions in favor of the Rights Holders against certain losses and liabilities arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Anti-takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

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  provide that our Board of Directors is classified into three classes of directors;

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  prohibit stockholders from taking action by written consent from and after the date that Cortec beneficially owns less than 35% of our outstanding shares of common stock;

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  provide that stockholders may remove directors only for cause after the date that Cortec beneficially owns less than 35% of our outstanding common stock and only with the approval of holders of at least 66 2/3% of our then outstanding capital stock;

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  provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or as set forth in the New Stockholders Agreement, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

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  restrict the forum for certain litigation against us to Delaware;

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  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election);

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  provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, our CEO or the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

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  provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

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  provide that certain provisions of our amended and restated certificate of incorporation may only be amended upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote, voting together as a single class.

        Further, we will opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

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  prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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  at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our amended and restated certificate of incorporation will provide that Cortec and its affiliates and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision.

Choice of Forum

        Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is expected to be Broadridge Corporate Issuer Solutions, Inc.

Listing

        We have applied to list our common stock on the NYSE under the symbol "YETI."

 DESCRIPTION OF INDEBTEDNESS

Credit Facility

        On May 19, 2016, we entered into the 2016 Credit Agreement. On July 17, 2017, we entered into the first amendment to credit agreement, the Credit Agreement as so amended, the Credit Facility. The Credit Facility provides for (a) a revolving credit facility, (b) a term loan A, and (c) a term loan B. All borrowings under the Credit Facility bear interest at a variable rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total net leverage ratio. Interest is due at the end of each quarter if we have selected to pay interest based on the base rate or at the end of each LIBOR period if we have selected to pay interest based on LIBOR.

  Revolving Credit Facility

        The revolving credit facility, which matures May 19, 2021, allows us to borrow up to $100.0 million and provides us with the ability to issue up to $20.0 million in letters of credit. While the issuance of letters of credit does not increase our borrowings outstanding under the revolving credit facility it, however, does reduce the amounts available under the facility. As of June 30, 2018, we had no outstanding indebtedness under the revolving credit facility.

  Term Loan A

        The term loan A is a $445.0 million term loan facility, maturing on May 19, 2021. Quarterly principal payments of $11.1 million are due at the end of each fiscal quarter with the entire unpaid balance due at maturity. As of June 30, 2018, we had $356.0 million outstanding under term loan A.

  Term Loan B

        The term loan B is a $105.0 million term loan facility, maturing on May 19, 2022. Quarterly principal payments of $0.3 million are due at the end of each fiscal quarter with the entire unpaid balance due at maturity. As of June 30, 2018, we had $77.9 million outstanding under term loan B.

  Other Terms of the Credit Facility

        We may request incremental term loans, incremental equivalent debt, or revolving commitment increases (we refer to each as an Incremental Increase) of amounts of not more than $100.0 million in total plus an additional amount if our total secured net leverage ratio (as defined in the Credit Facility) is equal to or less than 2.50 to 1.00. In the event that any lenders fund any of the Incremental Increases, the terms and provisions of each Incremental Increase, including the interest rate, shall be determined by us and the lenders, but in no event shall the terms and provisions, when taken as a whole and subject to certain exceptions, of the applicable Incremental Increase, be more favorable to any lender providing any portion of such Incremental Increase than the terms and provisions of the loans provided under the revolving credit facility, the term loan A, and the term loan B, as applicable.

        The Credit Facility is (a) jointly and severally guaranteed by the Guarantors and any future subsidiaries that execute a joinder to the guaranty and collateral agreement and (b) secured by a first priority lien on substantially all of our and the Guarantors' assets, subject to certain customary exceptions.

        The Credit Facility requires us to comply with certain financial ratios, including:

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  at the end of each fiscal quarter, a total net leverage ratio (as defined in the Credit Facility) for the four quarters then ended of not more than 6.50 to 1.00, 5.50 to 1.00, 4.50 to 1.00, and 4.25 to 1.00, 4.00 to 1.00, and 3.50 to 1.00 for the quarters ended December 30, 2017, March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, and March 31, 2019 and thereafter, respectively; and

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  at the end of each fiscal quarter, an interest coverage ratio (as defined in the Credit Facility) for the four quarters then ended of not less than 3.00 to 1.00.

        In addition, the Credit Facility contains customary financial and non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans, and advances; affiliate transactions; changes to capital structure and the business; additional indebtedness; additional liens; the payment of dividends; and the sale of assets, in each case, subject to certain customary exceptions. The Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the Credit Facility to be in full force and effect, and a change of control of our business.

Promissory Note

        On May 16, 2017, we acquired substantially all of the assets of Rambler On LLC, or Rambler On, at the time our exclusive drinkware customization partner, for $6.0 million in addition to assuming certain enumerated liabilities of Rambler On, which we refer to as the Acquisition. We paid the consideration for the Acquisition by making a cash payment to Rambler On of $2.0 million on the closing of the Acquisition and subsequently paying $0.9 million following the determination of the final assets sold as part of the Acquisition in October 2017. In addition, we issued a promissory note to Rambler On for a principal amount of $3.0 million with a two-year term and bearing interest at 5.0% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. The promissory note contains customary events of default upon the occurrence of payment defaults, bankruptcy and insolvency, or an event of default under the Credit Facility. If an event of default under the promissory note has occurred and is continuing, the interest rate on the promissory note will automatically increase to 7.0% per annum and allow Rambler On to accelerate payment at its option. As of June 30, 2018, we had a principal amount of $1.5 million outstanding under the promissory note.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

        Based on the number of shares of common stock outstanding as of August 31, 2018, upon completion of this offering,             shares of common stock will be outstanding, assuming no exercise of options after such date. Only the             shares (or the             shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be freely tradable unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the            remaining shares of common stock (or            remaining shares of common stock outstanding if the underwriters exercise their option to purchase additional shares in full) outstanding after this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

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  no restricted shares will be eligible for immediate sale upon the closing of this offering; and

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  shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, subject to any volume and other limitations applicable to the holders of such shares.

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale. Additionally, a person who has beneficially owned restricted shares for at least one year and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell those securities at any time.

        Persons who have beneficially owned shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after the completion of this offering; and

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  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

        In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of August 31, 2018, outstanding options to purchase 3,850,000 shares of our common stock and outstanding restricted stock units to be settled in an aggregate of 1,945,766 shares of our common stock had been issued in reliance on Rule 701. However, all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Registration Rights Agreement

        In connection with this offering, we will enter into the Registration Rights Agreement with the Rights Holders, pursuant to which the Rights Holders will have demand registration rights in respect of any shares of common stock they hold, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in such registration.

Lock-up Agreements

        We, our executive officers and directors, and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

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  offer, pledge, sell, or contract to sell any common stock;

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  sell any option or contract to purchase any common stock;

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  purchase any option or contract to sell any common stock;

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  grant any option, right, or warrant for the sale of any common stock;

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  lend or otherwise dispose of or transfer any common stock;

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  request or demand that we file a registration statement related to the common stock; or

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  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision also applies to common stock and to securities convertible into or exchangeable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Jefferies LLC, together in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

Registration Statement on Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register the offer and sale of shares of our common stock subject to outstanding options, as well as reserved for future issuance, under our equity incentive plans, including the

2012 Plan, as amended and restated, and the 2018 Plan. This registration statement on Form S-8 will become effective immediately upon filing, and shares of our common stock covered by the registration statement may then be publicly resold under a valid exemption from registration and subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See "Executive Compensation—Equity Compensation Plans" for a description of our equity incentive plans.

 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our common stock issued pursuant to this offering by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

        This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, the Medicare contribution tax imposed on net investment income, or the recently enacted changes to Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to an a non-U.S. holder's particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies, or other financial institutions;

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  partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

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  tax-exempt organizations or governmental organizations;

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  controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

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  brokers or dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  U.S. expatriates and former citizens or former long-term residents of the United States;

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction," or other risk reduction transaction;

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  persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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  tax-qualified retirement plans;

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  qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest which are held by qualified foreign pension funds; and

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  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

        YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of our common stock and you are neither a "U.S. person" nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as:

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  an individual who is a citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more "United States person" (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made an election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

        As described under "Dividend Policy" in this prospectus, we do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a return of capital and will reduce your adjusted tax basis in our common stock, but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in "—Gain on Sale or Other Taxable Disposition of Common Stock."

        Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are "effectively connected" dividends, as described below. In order to claim treaty benefits to which you are entitled, you must provide us with a properly completed IRS Form W-8BEN or W-8BEN-E certifying qualification for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

        Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us with an IRS Form W-8ECI (or other successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Common Stock

        Subject to the discussions below regarding FATCA and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

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  the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

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  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our common stock.

        If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under regular graduated U.S. federal income tax rates generally applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

        With respect to the third bullet above, in general, we would be a USRPHC if our "U.S. real property interests" comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded"

(within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder owned, actually or constructively, five percent or less of our common stock at any time during the applicable period described above.

        You should consult your tax advisor regarding any potential applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against a non-U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Sections 1471 through 1474 of the Code and Treasury regulations thereunder, commonly referred to as FATCA, generally will impose a U.S. federal withholding tax of 30% on dividends on, and, after December 31, 2018, on the gross proceeds from the sale or other disposition of our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. government requiring, among other things, that it undertakes to withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders, and to annually identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders, and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Jefferies LLC
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
KeyBanc Capital Markets Inc.
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated

Total

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession, or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount, and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $            , as set forth in the underwriting agreement.

Option to Purchase Additional Shares

        The selling stockholders granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table above.

No Sales of Similar Securities

        We, our executive officers and directors, and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell, or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right, or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Jefferies LLC, together in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

New York Stock Exchange Listing

        We expect the shares to be approved for listing on the NYSE, subject to notice of issuance, under the symbol "YETI." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders, and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future financial performance;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions, and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix, or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market, or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged, and agreed to and with each representative and the Company that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

        The Company, the representatives, and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

        For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

        The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

        Each underwriter:

  (a)
  has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No prospectus, product disclosure statement or other disclosure document has been or will be lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth), or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, referred to as the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. Before making an investment decision, Exempt Investors should consider whether the information in this prospectus and the shares offered under this prospectus are appropriate to their needs, objectives and financial circumstances and seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or which do not constitute an offer to the public within the meaning thereunder. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        This offering of the shares has not been and will not be registered under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with all applicable laws, regulations, and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Jones Day, Cleveland, Ohio. Certain legal matters relating to this offering will be passed on for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement, or any other document are summaries of the material terms of such contract, agreement or other document. With respect to each of these contracts, agreements, or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

        Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements, and other information with the SEC. In addition, we intend to make available on or through our internet website, YETI.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YETI Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

YETI Holdings, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands, except per share data)

	June 30, 2018	December 30, 2017
ASSETS
Current assets
Cash	$71,342	$53,650
Accounts receivable, net	65,429	67,152
Inventory	149,368	175,098
Prepaid expenses and other current assets	11,119	7,134

Total current assets	297,258	303,034
Property and equipment, net	71,101	73,783
Goodwill	54,293	54,293
Intangible assets, net	79,441	74,302
Deferred income taxes	7,287	10,004
Deferred charges and other assets	1,017	1,011

Total assets	$510,397	$516,427

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$73,503	$40,342
Accrued expenses and other current liabilities	41,473	45,862
Taxes payable	3,322	12,280
Accrued payroll and related costs	7,283	6,364
Current maturities of long-term debt	47,050	47,050

Total current liabilities	172,631	151,898
Long-term debt, net of current portion	380,813	428,632
Other liabilities	13,754	12,128

Total liabilities	567,198	592,658
Commitments and contingencies
Equity
Common stock, $0.01 par value; 400,000 shares authorized; 204,402 shares issued and outstanding at June 30, 2018, and 205,378 shares issued and outstanding at December 30, 2017	2,044	2,054
Additional paid-in capital	223,003	217,856
Accumulated deficit	(281,834)	(296,184)
Accumulated other comprehensive (loss) income	(14)	43

Total stockholders' deficit	(56,801)	(76,231)

Total liabilities and stockholders' equity	$510,397	$516,427

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Condensed Consolidated Income Statements

(Unaudited)

(In thousands, except per share data)

	Six Months Ended
	June 30, 2018	July 1, 2017
Net sales	$341,545	$254,108
Cost of goods sold	183,786	134,822

Gross profit	157,759	119,286
Selling, general, and administrative expenses	121,329	103,908

Operating income	36,430	15,378
Interest expense	(16,719)	(15,610)
Other (expense) income	(111)	1,150

Income before income taxes	19,600	918
Income tax expense	(4,036)	(762)

Net income	$15,564	$156

Net income per share
Basic	$0.08	$0.00
Diluted	$0.07	$0.00
Weighted average common shares outstanding
Basic	204,744	205,165
Diluted	208,959	209,140

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(in thousands)

	Six Months Ended
	June 30, 2018	July 1, 2017
Net income	$15,564	$156
Other comprehensive (loss) income
Foreign currency translation adjustments	(57)	17

Total comprehensive income	$15,507	$173

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Deficit

(Unaudited)

(In thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Accumulated Deficit		Noncontrolling Interest	Total Stockholders' Deficit
	Shares	Amount
Balance, December 31, 2016	205,130	$2,051	$210,237	$(309,575)	$—	$2,186	$(95,101)
Stock-based compensation	—	—	6,508	—	—	—	6,508
Exercise of options	71	1	14	—	—	—	15
Taxes paid in connection with exercise of stock options	(20)	—	(433)	—	—	—	(433)
Adjustments related to the acquisition of Rambler On	—	—	(665)	(1,775)	—	—	(2,440)
Acquisition of noncontrolling interest	—	—	—	2,186		(2,186)	—
Dividends	—	—	—	(1,143)	—	—	(1,143)
Other comprehensive income	—	—	—	—	17	—	17
Net income	—	—	—	156	—	—	156

Balance, July 1, 2017	205,181	$2,052	$215,661	$(310,151)	$17	$—	$(92,421)

Balance, December 30, 2017	205,378	$2,054	$217,856	$(296,184)	$43	$—	$(76,231)
Stock-based compensation	—	—	7,108	—	—	—	7,108
Exercise of options	28	—	53	—	—	—	53
Taxes paid in connection with exercise of stock options	(4)	—	(57)	—	—	—	(57)
Repurchase of Company stock	(1,000)	(10)	(1,957)	—	—	—	(1,967)
Dividends	—	—	—	(1,214)	—	—	(1,214)
Other comprehensive loss	—	—	—	—	(57)	—	(57)
Net income	—	—	15,564	—	—	15,564

Balance, June 30, 2018	204,402	$2,044	$223,003	$(281,834)	$(14)	$—	$(56,801)

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six Months Ended
	June 30, 2018	July 1, 2017
Cash Flows from Operating Activities:
Net income	$15,564	$156
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,885	9,356
Amortization of deferred loan costs	1,456	1,113
Stock-based compensation	7,108	6,508
Deferred income taxes	2,717	6,713
Impairment of long-lived assets	598	—
Gain on disposal of long-lived assets	(20)	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,658	(23,496)
Inventory	25,685	(26,731)
Income tax receivable	—	(233)
Other current assets	(4,277)	1,207
Accounts payable and accrued expenses	28,415	33,861
Taxes payable	(8,956)	(5,642)
Other	1,798	2,679

Net cash provided by operating activities	83,631	5,491

Cash Flows from Investing Activities:
Additions to property and equipment	(7,067)	(30,831)
(Additions) reductions to intangible assets, net	(7,724)	6,009
Changes in notes receivables	—	8,688
Cash paid to Rambler On for acquisition	—	(2,000)
Proceeds from sale of long-lived assets	165	—

Net cash used in investing activities	(14,626)	(18,134)

Cash Flows from Financing Activities:
Changes in revolving line of credit	—	30,000
Repayments of long-term debt	(49,275)	(22,775)
Cash paid for repurchase of common stock	(1,967)	—
Proceeds from employee stock transactions	53	14
Taxes paid in connection with exercise of stock options	(57)	(433)
Distribution to equity holders	(96)	(96)

Net cash (used in) provided by financing activities	(51,342)	6,710

Effect of exchange rate changes on cash	29	(18)
Net change in cash	17,692	(5,951)
Cash, beginning of period	53,650	21,291

Cash, end of period	$71,342	$15,340

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2018

Note 1—Organization and Significant Accounting Policies

Organization and Business

        YETI Holdings, Inc. acquired the operations of YETI Coolers, LLC ("Coolers") on June 15, 2012. We are headquartered in Austin, Texas, and are a rapidly growing designer, marketer, and distributor of premium products for the outdoor and recreation market which are sold under the YETI® brand. We sell our products to independent retailers and national accounts across a wide variety of end user markets as well as through our direct-to-consumer channel ("DTC"), primarily our e-commerce presence.

        In addition to YETI Coolers, YETI Australia Pty Ltd, YETI Canada Limited, YETI Hong Kong Limited, and YETI Outdoor Products Company Limited were established and consolidated as wholly-owned foreign entities in January 2017, February 2017, March 2017, and June 2017, respectively. Furthermore, YETI's exclusive customization partner, Rambler On was previously consolidated as a VIE since August 2016, and on May 15, 2017, YETI Custom Drinkware, LLC ("YCD") acquired the assets and liabilities of Rambler On. We consolidate YCD as a wholly-owned subsidiary.

        The terms "we," "us," "our," and "the Company" as used herein and unless otherwise stated or indicated by context, refer to YETI Holdings, Inc. and its subsidiaries.

Basis of Presentation and Principles of Consolidation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and do not include all of the information and notes required for complete financial statements. These financial statements should be read in conjunction with our most recent annual audited consolidated financial statements for the year ended December 30, 2017. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments necessary to fairly present the consolidated financial position, results of operations and cash flows for the interim periods presented. Operating results for the six months ended June 30, 2018 are not necessarily indicative of results that may be expected for any other interim period or for the year ending December 29, 2018.

        The unaudited consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

        We operate on a "52-53 week" fiscal year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. The unaudited consolidated financial results represent the six months ended June 30, 2018 and July 1, 2017.

Fair Value of Financial Instruments

        For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price we would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction. In determining fair value, observable inputs reflect market data obtained from independent

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 1—Organization and Significant Accounting Policies (Continued)

sources, while unobservable inputs reflect our market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3:	Significant inputs to the valuation model are unobservable.

        Our financial instruments consist principally of cash, accounts receivable, accounts payable, and bank indebtedness. The carrying amount of cash, accounts receivable, and accounts payable, approximates fair value due to the short-term maturity of these instruments. The carrying amount of our long-term bank indebtedness approximates fair value based on Level 2 inputs since the 2016 Credit Facility carries a variable interest rate that is based on London Interbank Offered Rate ("LIBOR").

Recently Adopted Accounting Pronouncements

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230)," which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, specifically debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this standard are effective for fiscal periods beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019 for non-public entities. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective method. The Company adopted the update in the first quarter of 2018. The adoption of the new standard did not have an impact on our condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers: (Topic 606)." This update will supersede the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of this ASU, with the issuance of ASU 2015-14, which is now effective for interim and annual reporting periods beginning after December 15, 2018 for non-public entities. In 2016, the FASB issued additional guidance which clarified principal versus agent considerations, identification of

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 1—Organization and Significant Accounting Policies (Continued)

performance obligations, and the implementation guidance for licensing. In addition, the FASB issued guidance regarding practical expedients related to disclosures of remaining performance obligations, as well as other amendments to the guidance on transition, collectability, non-cash consideration, and the presentation of sales and other similar taxes. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We have begun a detailed evaluation, however, given the nature of our business, we do not believe there will be a material impact in how or when revenue is recorded and that the impacts will primarily be related to increased disclosures.

        On June 30, 2018, the FASB issued ASU No. 2018-11, "Leases—Targeted Improvements." The standard is effective for interim and annual reporting periods beginning after December 15, 2019 for non-public entities. Under ASU 2018-11, adopters may take a prospective approach, rather than a retrospective approach as initially prescribed, when transitioning to ASU 2016-02. The most significant impact of ASU 2018-11 is relief in the comparative reporting requirements for initial adoption. Instead of recording the cumulative impact of all comparative reporting periods presented within opening retained earnings of the earliest period presented, we will now assess the facts and circumstances of all leasing contracts as of December 29, 2019, the beginning of our fiscal 2020. For lessors, ASU 2018-11 adds an optional practical expedient permitting lessors, under certain circumstances, not to separate the lease and non-lease components by class of underlying assets, but rather to account for them as a single combined component, and further clarifies the accounting treatment for such a combined component. We are in the process of evaluating the effect the guidance will have on our existing accounting policies and the consolidated financial statements, but we expect there will be an increase in assets and liabilities on the consolidated balance sheets at adoption due to the recording of right-of-use assets and corresponding lease liabilities, which may be material.

Note 2—Share Data

        The number of common shares outstanding totaled 204.4 million and 205.4 million at June 30, 2018 and December 30, 2017, respectively. Basic income per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes dilutive share options granted under stock-based compensation plans.

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 2—Share Data (Continued)

        A reconciliation of shares for basic and diluted net income per share is set forth below (in thousands, except per share data):

	Six Months Ended
	June 30, 2018	July 1, 2017
Net income	$15,564	$156
Weighted average common shares outstanding—basic	204,744	205,165
Effect of dilutive securities	4,216	3,975

Weighted average common shares outstanding—diluted	208,959	209,140

Earnings per share
Basic	$0.08	$0.00
Diluted	$0.07	$0.00

        Effects of potentially dilutive securities are presented only in periods in which they are dilutive. Stock options representing 0.2 million and 0.6 million shares of common stock were outstanding for the six months ended June 30, 2018 and July 1, 2017, respectively, but were excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.

        On May 17, 2016, our Board of Directors approved a dividend. In connection with the dividend, pursuant to anti-dilution provisions in the Plan, the option strike price on outstanding options was reduced by the lesser of 70% of the original strike price or the per share amount of the dividend. Any difference between the reduction in strike price and dividend was paid in cash immediately for vested options. For holders unvested options as of May 17, 2016, we will pay a dividend which accrues over the requisite service period as the options vest. We paid $0.1 million and $0.1 million to vested option holders in the six months ended June 30, 2018 and July 1, 2017, respectively. We will pay the remaining $3.1 million of the original $7.9 million to holders of unvested options in fiscal year 2018 and 2019. At June 30, 2018, $2.2 million was accrued. The payment of future dividends is subject to restrictions under our Credit Facility.

Note 3—Repurchase of Common Stock

        On March 5, 2018, we purchased 1.0 million shares of our common stock at $1.97 per share from one of our stockholders. The purchase price was below our current market value and did not trigger the requirements of ASC 505-30-20-2, "Allocation of Repurchase Price to Other Elements of the Repurchase Transaction." We accounted for this purchase using the par value method, and subsequently retired these shares.

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 4—Property and Equipment

        Property and equipment consisted of the following (in thousands):

	June 30, 2018	December 30, 2017
Production molds and tooling	$41,488	$41,188
Furniture, fixtures, and equipment	6,606	5,590
Computers and software	32,812	28,774
Leasehold improvements	26,464	26,154

Property and equipment—gross	107,370	101,706
Accumulated depreciation	(36,269)	(27,923)

Property and equipment—net	$71,101	$73,783

        Depreciation expense totaled $9.3 million and $6.5 million for the six months ended June 30, 2018 and 2017, respectively.

Note 5—Intangible Assets

        The following is a summary of our intangible assets as of June 30, 2018 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Tradename	$31,363	$—	$31,363	Indefinite
Customer relationships	42,205	(23,191)	19,014	11 years
Trademarks	12,813	(2,035)	10,778	6 - 30 years
Trade dress	13,257	—	13,257	Indefinite
Patents	4,479	(349)	4,130	4 - 25 years
Non-compete agreements	2,815	(2,815)	—	5 years
Other intangibles	1,029	(130)	899	15 years

Total intangible assets	$107,961	$(28,520)	$79,441

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 5—Intangible Assets (Continued)

        The following is a summary of our intangible assets as of December 30, 2017 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Tradename	$31,363	$—	$31,363	Indefinite
Customer relationships	42,205	(21,273)	20,932	11 years
Trademarks	10,627	(1,494)	9,133	6 - 30 years
Trade dress	8,336	—	8,336	Indefinite
Patents	3,868	(256)	3,612	4 - 25 years
Non-compete agreements	2,815	(2,815)	—	5 years
Other intangibles	1,024	(98)	926	15 years

Total intangible assets	$100,238	$(25,936)	$74,302

        Amortization expense totaled $2.6 million and $2.9 million for the six months ended June 30, 2018 and 2017, respectively.

        In February 2017, we announced that a binding settlement had been reached in United States District Court lawsuits brought against RTIC Coolers. Under the terms of the agreement, RTIC Coolers was required to make a financial payment to YETI; to cease sales of all products subject to the lawsuit—this includes hard-sided coolers, soft-sided coolers, and Drinkware; and to redesign all products in question. In accordance with our policy on intangible assets, amounts received under the settlement agreement were credited against the carrying value of the related intangible asset.

Note 6—Long-term Debt

        Long-term debt consisted of the following (dollars in thousands):

	June 30, 2018	December 30, 2017
Term Loan A, due 2021	$356,000	$378,250
Term Loan B, due 2022	77,900	103,425
Debt owed to Rambler On	1,500	3,000

Total debt	435,400	484,675
Current maturities of long-term debt	(47,050)	(47,050)

Total long-term debt	388,350	437,625
Unamortized deferred financing fees	(7,537)	(8,993)

Total long-term debt, net	$380,813	$428,632

        As of June 30, 2018, we had issued $20.0 million in letters of credit with a 4.0% annual fee to supplement our supply chain finance program. While our issuance of letters of credit does not increase our borrowings outstanding under our revolving credit facility, it does reduce the amount available.

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 6—Long-term Debt (Continued)

        Per the terms of the Rambler On purchase agreement, YETI issued Rambler On an unsecured promissory note on May 16, 2017 for the principal amount of $3.0 million with a term of two years (payable 50% on the first anniversary and 50% on the second anniversary with 5% interest). As of June 30, 2018, we had $1.5 million outstanding and classified as short-term debt.

Note 7—Income Taxes

        Income tax expense was $4.0 million for the six months ended June 30, 2018 compared to $0.8 million for the six months ended July 1, 2017. The effective tax rate for the six months ended June 30, 2018 was 20.6% compared to 83.0% for the six months ended July 1, 2017. The decrease in the effective tax rate was partially due to the reduction in the U.S. corporate income tax rate from 35% to 21%, which resulted from the Tax Cuts and Jobs Act (the "Act"). In addition, the high effective tax rate for the six months ended July 1, 2017 was due to certain discrete tax expense items recorded against lower pre-tax income and the consolidation of Rambler On as a VIE. Rambler On is a partnership, and as a nontaxable pass-through entity, no income tax is recorded on its income.

        For interim periods, our income tax expense and resulting effective tax rate are based upon an estimated annual effective tax rate adjusted for the effects of items required to be treated as discrete to the period, including changes in tax laws, changes in estimated exposures for uncertain tax positions, and other items. We considered the provisions of the Act in calculating the estimated annual effective tax rate.

Note 8—Stock-Based Compensation

        We have an incentive plan, the 2012 Equity and Performance Incentive Plan (the "Plan"), which provides for up to 22.1 million shares of authorized stock to be awarded as either time-based or performance-based options. The exercise price of options granted under the Plan is equal to the estimated fair market value of our common stock at the date of grant.

        We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which uses the expected option term, stock price volatility, and the risk-free interest rate. Currently, there is no active market for our common shares, and as such, volatility is estimated in accordance with ASC 718 Compensation—Stock Compensation ("ASC 718"), using the historical closing values of comparable publicly held entities. The expected option term assumption reflects the period for which we believe the option will remain outstanding. This assumption is based upon the historical and expected behavior of our employees and may vary based upon the behavior of different groups of employees. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant.

        We recognized $7.1 million and $6.5 million for the six months ended June 30, 2018 and July 1, 2017, respectively of compensation expense in the accompanying consolidated statements of operations. As of June 30, 2018, total unrecognized compensation expense for unvested options totaled $12.7 million, and will be recognized over the next three years.

        On June 20 and 29, 2018, our Board of Directors approved the grant of 3,545,590 restricted stock units ("RSUs") to various employees and directors, which approvals became effective on June 23 and July 2, 2018, respectively. As of June 30, 2018, 3,500,517 RSUs had been issued. The RSUs vest upon the

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 8—Stock-Based Compensation (Continued)

occurrence of a change of control and the achievement of certain EBITDA targets for calendar years 2018 and 2019, provided that if a change of control occurs prior to the date on which our Board of Directors certifies that the applicable EBITDA target has been achieved, all RSUs that have not already been forfeited will become nonforfeitable and shares of our common stock will be delivered to the applicable grantee within 30 days of the RSUs becoming nonforfeitable. 970,392 of those RSUs were granted as replacement awards in exchange for 263,000 out-of-the-money stock options which were cancelled. The concurrent cancellation and replacement was a modification for accounting purposes, which GAAP requires continued recognition of the cancelled awards' fair value plus the recognition of the new awards' fair value for any awards likely to vest. Any incremental compensation cost resulting from the modification will not be recognized prior to the consummation of a change in control as GAAP deems satisfaction of a change in control contingency to be unlikely. As of June 30, 2018, total unrecognized compensation expense for unvested RSUs totaled $44.0 million, and will be recognized upon consummation of a change in control.

Note 9—Variable Interest Entities and Acquisition of Assets and Liabilities

        In July 2016, we entered into a secured promissory note with our exclusive Drinkware customization partner, Rambler On, to assist them with the acquisition of new equipment as they expanded their operations. Under the terms of the note, we advanced to Rambler On up to $7.0 million for the acquisition of new equipment. The advancement period of the note ran through May 2017, at which time the note balance would convert to a 5 year note with principal and interest due monthly. The note accrued interest at 5.0%, matured in July 2022 and was secured by all the assets of Rambler On.

        Additionally, in November 2016, we converted a portion of our accounts receivable from Rambler On's account receivable into a secured promissory note of $7.7 million. This note accrued interest at 5.0% with interest payments due monthly. The secured promissory note matured in November 2017.

        In 2016, we determined we held a variable interest in Rambler On based on our assessment that Rambler On did not have sufficient resources to carry out its principal activities without our support. We examined specific criteria and used judgment to determine that we are the primary beneficiary of the VIE and therefore were required to consolidate Rambler On, however we had no obligation to provide financial support to Rambler On.

        On May 16, 2017, an agreement was entered into by Rambler On and YCD, whereby YCD acquired substantially all assets and liabilities of Rambler On for $6.0 million. We paid the consideration for the acquisition by making a cash payment to Rambler On of $2.0 million on the closing in May 2017 and subsequently paying $0.9 million following the determination of the final assets sold as part of the acquisition in October 2017. In addition, we issued a promissory note to Rambler On for a principal amount of $3.0 million with a two-year term and bearing interest at 5% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. As part of the acquisition, all of the notes outstanding prior to May 16, 2017 between YETI Coolers and Rambler On were forgiven.

        We have consolidated Rambler On effective August 1, 2016, and YCD effective May 16, 2017, therefore the financial results of Rambler On and YCD have been included in our consolidated financial statements as of those dates. All intercompany balances have been eliminated since fiscal year end 2016.

YETI Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

June 30, 2018

Note 10—Related-Party Agreements

        We have entered into a management services agreement with our majority stockholder that provides for a management fee to be based on 1.0% of total sales, not to exceed $750,000 annually, plus certain out-of-pocket expenses. During the six months ended June 30, 2018 and July 1, 2017, we incurred fees and out-of-pocket expenses under this agreement totaling approximately $0.8 million, respectively, which were included in selling, general, and administrative expenses.

        We lease warehouse and office facilities under various operating leases. One warehouse facility is leased from an entity owned by our Founders, Roy and Ryan Seiders. The lease, which is month to month and can be cancelled upon 30 days written notice, requires monthly payments of $8,700 and is included in selling, general, and administrative expenses.

Note 11—Contingencies

        We are subject to various claims and legal actions that arise in the ordinary course of business. Management believes that the final disposition of such matters will not have a material adverse effect on our financial position, results of operations, or cash flows.

Note 12—Subsequent Events

        In August 2018, we entered into two new operating leases for space to be used for two new retail locations. One lease agreement is for a first floor and basement of a building in Chicago, Illinois, with an exterior footprint of approximately 5,538 square feet. The term of the lease is 120 months, and the monthly payments over the lease term are approximately $45,000. The second lease agreement is for a building in Charleston, South Carolina, totaling approximately 5,039 square feet. The term of the lease is 120 months, and the monthly payments over the lease term are approximately $28,000.

        In August 2018, we entered into a sublease whereby we will sublease a floor in building one of our Austin, Texas headquarters, which is approximately 29,881 square feet. The lease term is approximately 6 years and expires on July 31, 2024. The monthly sublease income over the lease term is approximately $72,000.

        We have evaluated all subsequent events for potential recognition and disclosure through August 22, 2018, the date the condensed consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders YETI Holdings, Inc. and Subsidiaries

Opinion on the financial statements

        We have audited the accompanying consolidated balance sheets of YETI Holdings, Inc. (a Delaware corporation) and Subsidiaries, (the "Company") as of December 30, 2017 and December 31 2016, and the related consolidated statements of operations, comprehensive income, equity (deficit), and cash flows for each of the three fiscal years in the period ended December 30, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
July 16, 2018

YETI Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share data)

	Fiscal	Fiscal
	2017	2016
ASSETS
Current assets
Cash	$53,650	$21,291
Accounts receivable, net	67,152	37,204
Inventory	175,098	246,119
Deposits	170	16,234
Prepaid expenses and other current assets	6,964	10,162

Total current assets	303,034	331,010
Property and equipment, net	73,783	47,090
Goodwill	54,293	50,683
Intangible assets, net	74,302	87,781
Deferred income taxes	10,004	13,377
Deferred charges and other assets	1,011	6,166

Total assets	$516,427	$536,107

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities
Accounts payable	$40,342	$19,379
Accrued expenses	45,702	40,705
Taxes payable	12,280	25,083
Accrued payroll and related costs	6,364	6,918
Current maturities of long-term debt	47,050	45,550
Other current liabilities	160	230

Total current liabilities	151,898	137,865
Long-term debt, net of current portion	428,632	491,688
Other liabilities	12,128	1,655

Total liabilities	592,658	631,208
Commitments and contingencies
Equity
Common stock, $0.01 par value; 400,000 shares authorized; 205,378 and 205,130 shares outstanding at December 30, 2017 and December 31, 2016, respectively	2,054	2,051
Additional paid-in capital	217,856	210,237
Accumulated deficit	(296,184)	(309,575)
Accumulated other comprehensive income	43	—
Total YETI Holdings, Inc. stockholders' deficit	(76,231)	(97,287)

Noncontrolling interest	—	2,186
Total deficit	(76,231)	(95,101)
Total liabilities and equity	$516,427	$536,107

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Fiscal Year Ended
	2017	2016	2015
Net sales	$639,239	$818,914	$468,946
Cost of goods sold	344,638	404,953	250,245

Gross profit	294,601	413,961	218,701
Selling, general, and administrative expenses	230,634	325,754	90,791

Operating income	63,967	88,207	127,910
Interest expense	(32,607)	(21,680)	(6,075)
Other income (expense)	699	(1,242)	(6,474)

Income before income taxes	32,059	65,285	115,361
Income tax expense	(16,658)	(16,497)	(41,139)

Net income	15,401	48,788	74,222
Net income attributable to noncontrolling interest	—	(811)	—

Net income to YETI Holdings, Inc.	$15,401	$47,977	$74,222

Net income to YETI Holdings, Inc. per share
Basic	$0.08	$0.23	$0.37
Diluted	$0.07	$0.23	$0.37
Weighted average common shares outstanding
Basic	205,236	204,274	200,944
Diluted	208,997	208,449	203,187

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In thousands)

	Fiscal Year Ended
	2017	2016	2015
Net income	$15,401	$48,788	$74,222
Other comprehensive income
Foreign currency translation adjustment	43	—	—

Total comprehensive	15,444	48,788	74,222
Net income attributable to noncontrolling interest	—	(811)	—

Total comprehensive income to YETI Holdings, Inc.	$15,444	$47,977	$74,222

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Equity (Deficit)

(In thousands)

	Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income
			Additional Paid-In Capital			Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount
Balance, December 31, 2014	200,244	$2,002	$98,719	$23,831	$—	$—	$124,552
Exercise of options	1,254	13	618	—	—	—	631
Issuance of common shares	62	1	253	—	—	—	254
Stock-based compensation	—	—	624	—	—	—	624
Excess tax benefit from stock-based compensation plan	—	—	635	—	—	—	635
Net income	—	—	—	74,222	—	—	74,222

Balance, December 31, 2015	201,560	2,016	100,849	98,053	—	—	200,918
Consolidation of noncontrolling interest	—	—	—	—	—	1,375	1,375
Stock-based compensation	—	—	118,415	—	—	—	118,415
Exercise of options	3,466	34	1,400	—	—	—	1,434
Issuance of common shares	104	1	707	—	—	—	708
Repurchase of forfeited employee stock options	—	—	(3,291)	—	—	—	(3,291)
Taxes paid in connection with exercise of stock options	—	—	(9,608)	—	—	—	(9,608)
Excess tax benefit from stock-based compensation plan	—	—	1,765	—	—	—	1,765
Dividends	—	—	—	(455,605)	—	—	(455,605)
Net income	—	—	—	47,977	—	811	48,788

Balance, December 31, 2016	205,130	2,051	210,237	(309,575)	—	2,186	(95,101)
Stock-based compensation		—	13,393	—	—	—	13,393
Exercise of options	248	3	96	—	—	—	99
Taxes paid in connection with exercise of stock options	—	—	(2,018)	—	—	—	(2,018)
Adjustments related to the acquisition of Rambler On	—	—	(3,852)	(1,980)	—	—	5,832
Acquisition of noncontrolling interest	—	—		2,186	—	(2,186)	—
Dividends	—	—	—	(2,216)	—	—	(2,216)
Other comprehensive income	—	—	—		43	—	43
Net income	—	—	—	15,401	—	—	15,401

Balance, December 30, 2017	205,378	$2,054	$217,856	$(296,184)	$43	—	$(76,231)

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended,
	2017	2016	2015
Cash Flows from Operating Activities:
Net income	$15,401	$48,788	$74,222
Adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	20,769	11,670	7,531
Amortization of deferred loan costs	2,950	1,822	722
Stock-based compensation	13,393	118,415	624
Deferred income taxes	8,500	(15,800)	(1,664)
Excess tax benefit from stock-based compensation plan	—	(1,767)	(635)
Change in fair value of contingent consideration payable	—	—	6,474
Loss on early extinguishment of debt	—	1,221	—
Changes in operating assets and liabilities	86,738	(135,438)	(78,649)

Net cash provided by operating activities	147,751	28,911	8,625

Cash Flows from Investing Activities:
Additions to property and equipment	(42,197)	(35,588)	(8,856)
Reductions (additions) to intangible assets	4,926	(24,708)	(2,046)
Cash of Rambler On at consolidation	—	4,950	—
Cash paid to Rambler On for acquisition	(2,867)	—	—
Other	1,416	(538)	—

Net cash used in investing activities	(38,722)	(55,884)	(10,902)

Cash Flows from Financing Activities:
Changes in revolving line of credit	(20,000)	20,000	—
Proceeds from issuance of long-term debt	—	550,000	35,000
Repayments of long-term debt	(45,550)	(84,451)	(1,957)
Payment of deferred financing fees	(1,957)	(11,779)	(920)
Proceeds from employee exercise of stock options	99	1,434	631
Excess tax benefit from stock-based compensation plan	—	1,767	635
Repurchase of forfeited employee stock options	—	(3,291)	—
Taxes paid in connection with exercise of stock options	(2,018)	(9,608)	—
Proceeds from issuance of common shares	—	708	254
Repayments of contingent consideration from acquisition	—	(2,861)	—
Dividends to equity holders	(2,811)	(453,908)	—

Net cash (used in) provided by financing activities	(72,237)	8,011	33,643
Noncash Investing Activities:
Changes related to acquisition of Rambler On	(4,432)	—	—

Total noncash investing activities	(4,432)	—	—
Effect of exchange rate changes on cash	(1)	—	—
Net change in cash	32,359	(18,962)	31,366
Cash, beginning of year	21,291	40,253	8,887
Cash, end of year	$53,650	$21,291	$40,253

Supplemental Disclosure of Cash Flow Information:
Interest paid	$29,879	$19,634	$5,278

Income taxes paid	$20,640	$25,292	$28,191

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note l—Organization and Significant Accounting Policies

Organization and Business

        YETI Holdings, Inc. acquired the operations of YETI Coolers, LLC ("Coolers") on June 15, 2012. We are headquartered in Austin, Texas, and are a rapidly growing designer, marketer, and distributor of premium products for the outdoor and recreation market which are sold under the YETI brand. We sell our products to independent retailers and national accounts across a wide variety of end user markets as well as through our direct-to-consumer channel ("DTC"), primarily our e-commerce website.

        In addition, to YETI Coolers, YETI Australia Pty Ltd, YETI Canada Limited, YETI Hong Kong Limited, and YETI Outdoor Products Company Limited, were established and consolidated as wholly-owned foreign entities in January 2017, February 2017, March 2017, and June 2017, respectively. Furthermore, YETI's exclusive customization partner, Rambler On was previously consolidated as a VIE since August 2016, and on May 15, 2017, YCD acquired the assets and liabilities of Rambler On. We consolidate YCD as a wholly-owned subsidiary.

        The terms "we," "us," "our," and "the Company" as used herein and unless otherwise stated or indicated by context, refer to YETI Holdings, Inc. and its subsidiaries.

Principles of Consolidation

        The consolidated financial statements and related disclosures are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Refer to note 8 for further discussion on the consolidation of Rambler On and YCD.

Change of Fiscal Year End

        Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the last Saturday of December, such that each quarterly period will be 13 weeks in length, except during a 53 week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements, and therefore we did not retrospectively adjust our financial statements. The consolidated financial results represent the fiscal years ending December 30, 2017 ("fiscal 2017"), December 31, 2016 "(fiscal 2016"), and December 31, 2015 ("fiscal 2015").

Variable Interest Entities

        In accordance with ASC 810, Consolidations, the applicable accounting guidance for the consolidation of variable interest entities ("VIE"), we analyze our interests, including agreements and loans on a periodic basis to determine if such interests are variable interests. If variable interests are identified, then the related entity is assessed to determine if it is a VIE. This analysis includes a qualitative review which is based on the design of the entity, its organizational structure including its decision-making authority, and relevant agreements. We identify an entity as a VIE if either: (1) the entity does not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the entity's equity investors lack the essential characteristics of a controlling financial interest. If we determine that the entity is a VIE, then we perform ongoing assessments of our VIEs to determine whether we have a controlling financial interest in any VIE and therefore are the primary

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

beneficiary. Our determination of whether we are the primary beneficiary is based upon qualitative and quantitative analyses, which assess the purpose and design of the VIE, the nature of the VIE's risks and the risks that we absorb, the power to direct activities that most significantly impact the economic performance of the VIE, and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. If we are the primary beneficiary of a VIE, we consolidate the VIE under applicable accounting guidance. Refer to note 8 for further discussion on the consolidation of Rambler On and YCD.

Use of Estimates

        In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Due to the uncertainty inherent in these estimates, actual results may differ from these estimates and could differ based upon other assumptions or conditions.

Cash

        We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not historically experienced any losses in such accounts.

Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, and title and risks of ownership have passed to the customer, based on the terms of sale. Goods are usually shipped to customers with FOB shipping point terms; however, our practice has been to bear the responsibility of the delivery to the customer. In the case that product is lost or damaged in transit to the customer, we generally take the responsibility to provide new product. In effect, we apply a synthetic FOB destination policy and therefore recognize revenue when the product is delivered to the customer. For our national accounts, delivery of our products typically occurs at shipping point, as they take delivery at our distribution center.

        Our terms of sale provide limited return rights. We may, and have at times, accepted returns outside our terms of sale at our sole discretion. We may also, at our sole discretion, provide our retail partners with sales discounts and allowances. We record estimated sales returns, discounts, and miscellaneous customer claims as reductions to net sales at the time revenues are recorded. We base our estimates upon historical experience and trends, and upon approval of specific returns or discounts. Actual returns and discounts in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns and discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase to net sales in the period in which we made such determination.

Research and Development Costs

        Research and development costs are expensed as incurred. Employee compensation, including share-based compensation costs, and miscellaneous supplies are included in research and development costs within selling, general, and administrative expenses. Our research and development expenses were $8.8 million, $29.5 million, and $2.4 million, for the fiscal years ended 2017, 2016, and 2015, respectively.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

The increase in research and development costs in 2016 relates primarily to non-cash share-based compensation costs for certain of our employees.

Shipping and Handling Costs

        Amounts charged to customers for shipping and handling are included in net sales. Our cost of goods sold includes inbound freight charges for product delivery from our third-party contract manufacturers. The cost of product shipment to our customers, which totaled $25.9 million, $22.0 million, and $14.1 million for the fiscal years ended 2017, 2016, and 2015, respectively, is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Accounts Receivable

        Accounts receivable are carried at original invoice amount less an estimated allowance for doubtful accounts. We make ongoing estimates relating to our ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the credit worthiness of our customers based on ongoing credit evaluations and their payment trends. Accounts receivable are uncollateralized customer obligations due under normal trade terms typically requiring payment within 30 to 90 days of sale. Receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded to income when received. As of fiscal year-end 2017 and 2016, we had an allowance for doubtful accounts totaling approximately $0.1 million and $0.5 million, respectively.

Inventories

        Inventories are comprised primarily of finished goods and are carried at the lower of cost (moving weighted average cost method) or market (net realizable value). We make ongoing estimates relating to the net realizable value of inventories based upon our assumptions about future demand and market conditions.

Property and Equipment

        Property and equipment are carried at cost, and depreciated using the straight-line method. Expenditures for repairs and maintenance are expensed as incurred, while asset improvements that extend the useful life are capitalized. The useful lives for property and equipment are as follow:

Leasehold improvements	lesser of 10 years, remaining lease term, or estimated useful life of the asset
Molds and tooling	3 - 5 years
Furniture and equipment	3 - 7 years
Computers and software	3 - 7 years

        In 2017, YETI executed two new property leases, our Flagship Store and corporate office, each with a 10 year lease term. As such, we re-evaluated the prior policy of depreciating leasehold improvements over the lesser of 7 years or the remaining lease term. Given the significant improvements capitalized and management's commitment to each location, YETI adopted a lesser of 10 years, remaining lease term, or estimated useful life of the asset policy for capitalized leasehold improvements. Previously capitalized

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

leasehold improvements were not impacted by the change as they were either associated with a location with a shorter lease term, a shorter useful life term, or were considered immaterial. Therefore, there were no changes to our prior period consolidated financials resulting from this accounting policy change.

Goodwill and Intangible Assets

        Goodwill and intangible assets are recorded at cost, or at their estimated fair values at the date of acquisition. We review goodwill and indefinite-lived intangible assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount may be impaired. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. If factors indicate that the fair value of the asset is less than its carrying amount, we perform a quantitative assessment of the asset, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any. We perform our annual impairment tests in the fourth quarter of each fiscal year. We did not recognize any impairment charges related to goodwill or indefinite-lived intangible assets during the fiscal years ended 2017, 2016, and 2015.

        Intangible assets consist of tradename, customer relationships and non-compete covenants that were recorded as part of our acquisition of Coolers. Additionally, we capitalize the costs of acquired trademarks, trade dress, patents and other intangible assets. Costs incurred during 2017 primarily relate to external legal costs incurred in the defense of our patents and trademarks, net of settlements received, which are capitalized when we believe that the future economic benefit of the intangible will be increased and a successful defense is probable. Intangible assets resulting from the acquisition of Rambler On totaled $3.7 million. Capitalized patent and trademark defense costs are amortized over the remaining useful life of the asset. Where the defense of the patent and trademark maintains rather than increases the expected future economic benefits from the asset, the costs would generally be expensed as incurred.

Long-Lived Assets

        We review our long-lived assets, which include property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. An impairment loss on our long-lived assets exists when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the long-lived asset's carrying value over the estimated fair value. We did not recognize any impairment charges related to long-lived assets during the fiscal years ended 2017, 2016, and 2015.

Deferred Charges

        Deferred financing fees are recorded as a reduction of debt and amortized over the terms of the related loans, in a manner that approximates the effective interest method. Amortization expense is included in interest expense in the accompanying consolidated statements of operations. Amortization expense for the fiscal years ended 2017, 2016, and 2015, was $5.3 million, $1.8 million, and $0.7 million, respectively.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

Warranty

        Warranty liabilities are recorded at the time of sale for the estimated costs that may be incurred under the terms of our limited warranty. We make and revise these estimates primarily on the number of units under warranty, historical experience of warranty claims, and an estimated per unit replacement cost. The liability for warranties is included in accrued expenses in the consolidated balance sheets. The specific warranty terms and conditions vary depending upon the product sold, but are generally warranted against defects in material and workmanship ranging from three to five years. Our warranty only applies to the original owner. We had warranty reserves of approximately $1.9 million and $1.9 million as of fiscal year end 2017 and 2016, respectively. Warranty costs included in costs of goods sold totaled $4.6 million, $1.4 million, and $1.9 million for the fiscal years ended 2017, 2016, and 2015, respectively.

Advertising

        Advertising expenditures are expensed in the period in which the advertising occurs and included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses totaled approximately $26.5 million, $33.1 million, and $14.4 million for the fiscal years ended 2017, 2016, and 2015, respectively.

Contingent Consideration Payable

        In connection with the acquisition of Coolers, we provided a seller earnout provision whereby the sellers would be entitled to an additional cash payment of up to a maximum of $10.0 million (the "Contingent Consideration"), upon the achievement of certain performance thresholds and events. The Contingent Consideration liability was initially measured at a fair value of $2.9 million at the date of acquisition. Subsequent to the initial measurement, the liability was measured at fair value on a recurring basis by estimating the timing of payment and probability weighting the various valuation scenarios. Such a measure is based on significant inputs that are not observable in the market, and therefore, classified as Level 3. Key assumptions included the estimated timing of payment, the probability of achieving the specified return, and discount rates. Changes in the fair value of the Contingent Consideration totaled $0, $0, and $6.5 million for the fiscal years ended 2017, 2016, and 2015, respectively. The balance of the Contingent Consideration was $10.0 million at December 31, 2015 and was included in other current liabilities. The Contingent Consideration was paid in full in May 2016.

Stock-Based Compensation

        We have a stock-based compensation plan, which is described more fully in Note 7. Costs relating to stock-based compensation are recognized in selling, general, and administrative expenses within the consolidated statements of operations, and forfeitures are recognized as they occur.

        We estimate the fair value of our common stock based on the appraisals performed by an independent valuation specialist. The valuations were performed in accordance with applicable methodologies, approaches, and assumptions of the technical practice-aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation and considered many objective and subjective factors to determine the common stock fair value at each valuation date.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

        We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which requires the input of highly subjective assumptions including expected option term, stock price volatility, and the risk-free interest rate. The assumptions used in calculating the fair value of stock-based compensation awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. Expected stock price volatility is estimated using the calculated value method based on the historical closing values of comparable publicly-held entities. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar expected life instrument in effect at the time of the grant.

Income Taxes

        We are subject to federal and state income tax on our earnings. Deferred taxes are provided on an asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Income taxes include the largest amount of tax benefit for an uncertain tax position that is more likely than not to be sustained upon audit based on the technical merits of the tax position. Settlements with tax authorities, the expiration of statutes of limitations for particular tax positions, or obtaining new information on particular tax positions may cause a change to the effective tax rate. We recognize accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations.

        On December 22, 2017, U.S. federal tax legislation, commonly referred to as the Tax Cuts and Jobs Act ("the Act"), was signed into law, significantly reforming the U.S. Internal Revenue Code. The Act had a substantial impact on our income tax expense for the year ended December 30, 2017, primarily due to the revaluation of our net deferred tax asset based on a prospective U.S. federal income tax rate of 21 percent. We expect to meaningfully benefit from its enactment in future periods, primarily due to the impact of the lower U.S. federal tax rate. See note 6 to the consolidated financial statements for further detail.

Fair Value of Financial Instruments

        For financial assets and liabilities recorded at fair value on a recurring or non-recurring basis, fair value is the price we would receive to sell an asset, or pay to transfer a liability, in an orderly transaction with a market participant at the measurement date. In the absence of such data, fair value is estimated using internal information consistent with what market participants would use in a hypothetical transaction. In determining fair value, observable inputs reflect market data obtained from independent

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

sources, while unobservable inputs reflect our market assumptions; preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3:	Significant inputs to the valuation model are unobservable.

        Our financial instruments consist principally of cash, accounts receivable, accounts payable, and bank indebtedness. The carrying amount of cash, accounts receivable, and accounts payable, approximates fair value due to the short-term maturity of these instruments. The carrying amount of our long-term bank indebtedness approximates fair value based on Level 2 inputs since the Credit Facility carries a variable interest rate that is based on the London Interbank Offered Rate ("LIBOR").

Foreign Currency Translation and Foreign Currency Transactions

        Adjustments resulting from translating foreign functional currency financial statements into U.S. Dollars are included in the foreign currency translation adjustment, a component of Accumulated other comprehensive income in Total shareholders' equity.

        For consolidation purposes, assets and liabilities of the Company's subsidiaries whose functional currency is not the U.S. Dollar are translated into U.S. Dollar, in accordance with ASC Topic 830-30, "Translation of Financial Statement", using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income.

Comprehensive Income

        Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income includes gains and losses on foreign currency translation adjustments and is included as a component of stockholders' equity.

Recently Adopted Accounting Pronouncements

        In March 2016, the FASB issued ASU No. 2016-09, "Compensation—Stock Compensation (Topic 718)", which amended guidance related to employee share-based payment accounting. The new guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This guidance requires all excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled, with prospective application required. We adopted the provisions of this guidance prospectively on January 1, 2017 and recorded all excess tax benefits and tax deficiencies in the income statement when our options vest or are settled. This adoption of this provision impacted our income statement by $0.9 million in 2017.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

        The guidance also changes the classification of excess tax benefits or tax deficiencies on the statement of cash flows from a financing activity to an operating activity, with retrospective or prospective application allowed. We adopted the provisions of this guidance prospectively on January 1, 2017 and began classifying excess tax benefits and tax deficiencies as an operating activity. The adoption of these provisions did not have a material impact on our financial condition, results of operations, cash flows, or financial disclosures.

        Additionally, the guidance requires the classification of employee taxes paid when an employer withholds shares for tax-withholding purposes as a financing activity on the statement of cash flows, with retrospective application required. We adopted the provisions of this guidance retrospectively on January 1, 2017. The adoption of these provisions did not have a material impact on our financial condition, results of operations, cash flows, or financial disclosures.

Recently Issued Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers: (Topic 606)." This update will supersede the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of this ASU, with the issuance of ASU 2015-14, which is now effective for interim and annual reporting periods beginning after December 31, 2018 for non-public entities. In 2016, the FASB issued additional guidance, which clarified principal versus agent considerations, identification of performance obligations, and the implementation guidance for licensing. In addition, the FASB issued guidance regarding practical expedients related to disclosures of remaining performance obligations, as well as other amendments to the guidance on transition, collectability, non-cash consideration, and the presentation of sales and other similar taxes. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. Although we have not begun a detailed evaluation, given the nature of our business, we do not believe there will be a material impact in how or when revenue is recorded and that the impacts will primarily be related to increased disclosures.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," that replaces existing lease accounting guidance. The new standard is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet. The new guidance will require the Company to continue to classify leases as either operating or financing, with classification affecting the pattern of expense recognition in the income statement. The standard is effective for interim and annual reporting periods beginning after December 31, 2019 for non-public entities. The ASU is required to be applied using a modified retrospective approach at the beginning of the earliest period presented, with optional practical expedients. The Company is in the process of evaluating the effect the guidance will have on its existing accounting policies and the Consolidated Financial Statements, but expects there will be an increase in assets and liabilities on the Consolidated Balance Sheets at adoption due to the recording of right-of-use assets and corresponding lease liabilities, which may be material. Refer to Note 10—Commitments and Contingencies for information about the Company's lease obligations.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note l—Organization and Significant Accounting Policies (Continued)

        In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)," which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, specifically certain cash receipts and cash payments. The amendments in this standard are effective for fiscal periods beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019 for non-public entities. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective method. We do not believe the adoption of this ASU will have a material impact on our financial condition, results of operations, cash flows, or financial disclosures.

        In January 2017, the FASB issued ASU No. 2017-04, "Intangibles—Goodwill and Other (Topic 350)." This ASU eliminates Step 2 from the goodwill impairment test. Under the new guidance, entities should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Additionally, this ASU eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. The amendments in this ASU are effective for fiscal years beginning after December 15, 2021 for non-public entities, including interim periods within those fiscal years, and is applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Note 2—Share Data

        On May 5, 2016, the Board of Directors approved a 2,000-to-1 stock split, which was effective immediately. The stock split increased the number of authorized shares from 200,000 shares to 400.0 million shares. All share and per share data for earnings per share and share-based compensation have been retroactively adjusted to give effect to the stock split.

        The number of common shares outstanding totaled 205.4 million, 205.1 million, and 201.6 million at fiscal year-end 2017, 2016, and 2015, respectively. Basic income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes dilutive share options granted under stock-based compensation plans.

        A reconciliation of shares for basic and diluted net income per share is set forth below (in thousands, except per share data):

	Fiscal Year Ended
	2017	2016	2015
Net income to YETI Holdings, Inc.	$15,401	$47,977	$74,222
Weighted average common shares outstanding—basic	205,236	204,274	200,944
Effect of dilutive securities	3,761	4,175	2,243

Weighted average common shares outstanding—diluted	208,997	208,449	203,187

Net income to YETI Holdings, Inc. per share
Basic	$0.08	$0.23	$0.37
Diluted	$0.07	$0.23	$0.37

        Effects of potentially dilutive securities are presented only in periods in which they are dilutive. Stock options representing 0.5 million, 0.9 million, and 1.0 million shares of common stock were outstanding for the fiscal years ended 2017, 2016, and 2015, respectively, but were excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 2—Share Data (Continued)

        On May 17, 2016, our Board of Directors approved a dividend, and in connection with the dividend, we are paying a dividend to holders of unvested options as of May 17, 2016, which accrues over the requisite service period as the options vest. We paid $2.8 million, $2.6 million, and $0 to vested option holders in fiscal year years ended 2017, 2016, and 2015, respectively. We will pay the remaining $3.2 million of the original $7.9 million to holders of unvested options in fiscal year 2018. At fiscal year-end 2017, $1.1 million was payable to holders of unvested options. The payment of future dividends is subject to restrictions under our Credit Facility.

Note 3—Property and Equipment

        Property and equipment consisted of the following (dollars in thousands):

	As of Fiscal Year End
	2017	2016
Molds and tooling	$41,188	$22,766
Furniture, fixtures, and equipment	5,590	8,378
Computers and software	28,774	20,207
Leasehold Improvements	26,154	9,182

Property and equipment, gross	101,706	60,533
Accumulated depreciation	(27,923)	(13,443)

Property and equipment, net	$73,783	$47,090

        Depreciation expense totaled approximately $15.4 million, $6.3 million, and $3.1 million for the fiscal years ended 2017, 2016, and 2015, respectively.

Note 4—Intangible Assets

        The following is a summary of our intangible assets as of fiscal year end 2017 (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Tradename	$31,363	$—	$31,363	Indefinite
Customer relationships	42,205	(21,273)	20,932	11 years
Trademarks	10,627	(1,494)	9,133	6 - 30 years
Trade dress	8,336		8,336	Indefinite
Patents	3,868	(256)	3,612	4 - 25 years
Non-compete agreements	2,815	(2,815)	—	5 years
Other intangibles	1,024	(98)	926	15 years

Total intangible assets	$100,238	$(25,936)	$74,302

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 4—Intangible Assets (Continued)

        The following is a summary of our intangible assets as of fiscal year end 2016 (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Tradename	$35,810	$—	$35,810	Indefinite
Customer relationships	42,205	(17,436)	24,769	11 years
Patents	12,861	(344)	12,517	10 - 25 years
Trademarks	8,563	(622)	7,941	6 - 30 years
Non-compete agreements	2,815	(2,558)	257	5 years
Other intangibles	6,519	(32)	6,487	15 years

Total intangible assets	$108,773	$(20,992)	$87,781

        Amortization expense for the fiscal years ended 2017, 2016, and 2015, totaled approximately $5.3 million, $5.4 million, and $4.4 million, respectively. Amortization expense for the fiscal years ending 2018 through 2022 is estimated to be $5.1 million.

Note 5—Long-Term Debt

        Long-term debt consisted of the following (dollars in thousands):

	Fiscal Year Ended
	2017	2016
Revolving credit facility, due 2021	$—	$20,000
Term Loan A, due 2021	378,250	422,750
Term Loan B, due 2022	103,425	104,475
Debt owed to Rambler On	3,000	—

Total debt	484,675	547,225
Current maturities of long-term debt	(47,050)	(45,550)
Total long-term debt	437,625	501,675
Unamortized deferred financing fees	(8,993)	(9,987)

Total long-term debt, net	$428,632	$491,688

        Future maturity requirements on long-term debt as of fiscal year end 2017 are $45.6 million for each of the fiscal years 2018 through 2020, and $245.8 million in 2021, and $99.2 million in 2022.

        Per the terms of the Rambler On purchase agreement, YETI has issued Rambler On an unsecured promissory note for the principal amount of $3.0 million with a term of two years (payable 50% on the first anniversary and 50% on the second anniversary with 5% interest), as such $1.5 million is classified as short-term debt.

Credit Facility

        On May 19, 2016, we entered into a $650.0 million senior secured credit facility. The Credit Facility provides for: (a) a $100.0 million revolving credit facility; (b) a $445.0 million term A loan; and (c) a $105.0 million term B loan. The revolving credit facility and term A loan mature on May 19, 2021, the

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 5—Long-Term Debt (Continued)

term B loan matures on May 19, 2022. All borrowings under our new senior secured credit facility bear interest at a variable rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total net leverage ratio.

Revolving Credit Facility

        The revolving credit facility, which matures May 19, 2021, allows us to borrow up to $100.0 million, including the ability to issue up to $20.0 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our revolving credit facility, it does reduce the amount available. As of fiscal year-end 2017, we had issued $5.0 million in letters of credit with a 4.0% annual fee. As of fiscal year-end 2017, there was no outstanding balance under the revolving credit facility, however, the weighted average interest rate on outstanding balances during fiscal 2017 was of 4.82%.

Term A Loan

        The term A loan is a $445.0 million term loan facility, maturing on May 19, 2021. Principal payments of $11.1 million are due quarterly with the entire unpaid balance due at maturity. The interest rate on borrowings outstanding under the term A loan at fiscal year-end 2017 was 5.57%.

Term B Loan

        The term B loan is a $105.0 million term loan facility, maturing on May 19, 2022. Principal payments of $0.3 million are due quarterly with the entire unpaid balance due at maturity. The interest rate on borrowings outstanding under the term B loan at fiscal year-end 2017 was 7.07%.

Other Terms of the Credit Facility

        In addition, the Credit Facility contains customary financial and non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans, and advances; affiliate transactions; changes to capital structure and the business; additional indebtedness; additional liens; the payment of dividends; and the sale of assets, in each case, subject to certain customary exceptions. The Credit Facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the Credit Facility to be in full force and effect, and a change of control of our business. We were in compliance with all of our debt covenants as of fiscal year-end 2017.

Note 6—Income Taxes

        On December 22, 2017, the Act was signed into law, significantly reforming the U.S. Internal Revenue Code. The Act, among other things, reduces the U.S. federal corporate tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and puts into effect the migration from a "worldwide" system of taxation to a territorial system. We recognized income tax expense of $5.7 million in the fiscal year ended 2017, primarily due to the revaluation of our net deferred tax asset based on a prospective U.S. federal income tax rate of 21 percent. We also recognized an immaterial one-time transition tax on our unremitted foreign earnings and profits.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 6—Income Taxes (Continued)

        The components of income before income taxes are as follows (dollars in thousands):

	Fiscal	Fiscal	Fiscal
	2017	2016	2015
Domestic	$31,927	$65,285	$115,361
Foreign	132	—	—

Income before income taxes	$32,059	$65,285	$115,361

        The components of income tax expense for the fiscal years ended 2017, 2016, and 2015, are as follows (dollars in thousands):

	Fiscal	Fiscal	Fiscal
	2017	2016	2015
Current tax expense (benefit):
U.S. federal	$7,440	$37,406	$41,767
State	379	17	1,036
Foreign	46	—	—

Total current tax	7,865	37,423	42,803

Deferred tax expense (benefit):
U.S. federal	8,915	(19,960)	(1,554)
State	(114)	(966)	(110)
Foreign	(8)	—	—

Total deferred tax	8,793	(20,926)	(1,664)

Income tax expense	$16,658	$16,497	$41,139

        A reconciliation of income taxes computed at the statutory federal income tax rate of 35% to the effective income tax rate for the fiscal years ended 2017, 2016, and 2015 is as follows (dollars in thousands):

	Fiscal	Fiscal	Fiscal
	2017	2016	2015
Income taxes at the statutory rate	$11,223	$22,850	$40,376
Increase (decrease) resulting from:
State Income taxes, net of federal tax effect	212	551	646
Nondeductible expenses	180	179	85
Domestic production activities deduction	(121)	(1,191)	—
Research and development tax credits	(656)	(3,254)	—
Nontaxable income attributable to noncontrolling interest	223	(2,184)	—
Excess tax benefits related to stock-based compensation	(803)	—	—
Enactment of the Tax Cuts and Jobs Act	5,737	—	—
Nondeductible interest expense	637	—	—
Other	26	(454)	32

Income tax expense	$16,658	$16,497	$41,139

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 6—Income Taxes (Continued)

        Deferred tax assets and liabilities consist of the following components at fiscal year-end 2017 and 2016 (dollars in thousands):

	Fiscal	Fiscal
	2017	2016
Deferred tax assets:
Accrued Expenses	$1,096	$4,372
Allowance and other reserves	1,519	1,904
Inventory	8,297	6,668
Stock option expense	9,346	12,608
Deferred rent	2,446	205
Other	1,607	1,812

	24,311	27,569
Deferred tax liabilities:
Prepaid expenses	(211)	(953)
Property and equipment	(7,010)	(3,750)
Intangible assets	(7,165)	(9,457)
Other	79	(32)

	(14,307)	(14,192)

Net deferred tax assets/(liabilities)	$10,004	$13,377

        We do not provide for withholding taxes on our undistributed earnings of foreign subsidiaries since we intend to invest such undistributed earnings indefinitely outside of the U.S. The total amount of such undistributed earnings was immaterial as of fiscal year-end 2017. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to an immaterial amount of withholding taxes.

        As of fiscal year-end 2017, we have Texas research and development tax credit carryforwards of approximately $1.4 million, which if not utilized, will expire in 2037.

        The following table summarizes the activity related to the Company's unrecognized tax benefits (excluding interest and penalties) (dollars in thousands):

	Fiscal	Fiscal
	2017	2016
Balance, beginning of year	$897	$—
Gross increases related to current year tax positions	141	812
Gross increases related to prior year tax positions	26	85

Balance, end of year	$1,064	$897

        If our positions are sustained by the relevant taxing authorities, approximately $1 million (excluding interest and penalties) of uncertain tax position liabilities as of fiscal year-end 2017 would favorably impact the Company's effective tax rate in future periods. We do not anticipate that the balance of gross unrecognized tax benefits will change significantly during the next twelve months.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 6—Income Taxes (Continued)

        We include interest and penalties related to unrecognized tax benefits in our current provision for income taxes in the accompanying consolidated statements of operations. As of fiscal year-end, 2017, we have recognized an immaterial liability for interest and penalties related to unrecognized tax benefits.

        We file income tax returns in the United States and various state jurisdictions. The tax years 2014 through 2017 remain open to examination in the United States, and the tax years 2013 through 2017 remain open to examination in Texas and most other state jurisdictions. Foreign jurisdictions remain open to examination for the 2017 tax year.

Note 7—Stock-Based Compensation

        We have an incentive plan, the 2012 Equity and Performance Incentive Plan (the "Plan"), which provides for up to 22.1 million shares of authorized stock to be awarded as either time-based or performance-based options. The exercise price of options granted under the Plan is equal to the estimated fair market value of our common stock at the date of grant.

        We estimate the fair value of stock options on the date of grant using a Black-Scholes option-pricing valuation model, which uses the expected option term, stock price volatility, and the risk-free interest rate. Currently, there is no active market for our common shares, and, as such, volatility is estimated in accordance with ASC 718 Compensation—Stock Compensation ("ASC 718"), using the historical closing values of comparable publicly held entities. The expected option term assumption reflects the period for which we believe the option will remain outstanding. This assumption is based upon the historical and expected behavior of our employees and may vary based upon the behavior of different groups of employees. The risk-free interest rate reflects the U.S. Treasury yield curve for a similar instrument with the same expected term in effect at the time of the grant. The assumptions utilized to calculate the fair value of stock options granted during the fiscal years ended 2017, 2016, and 2015 are as follows:

	2017	2016	2015
Expected option term	5 - 6 years	6 years	5 - 7 years
Expected stock price volatility	30%	30% - 35%	30%
Risk-free interest rate	2.05% - 2.18%	1.31% - 1.57%	1.65% - 1.98%
Expected dividend yield	0.0%	0.0%	0.0%

        The weighted average grant date fair value per option granted during the fiscal years ended 2017, 2016, and 2015 was $4.30, $8.27, and $10.48, respectively. These amounts include previously classified performance-vested stock options that were modified in March 2016.

        In March 2016, the unvested options outstanding under the Plan were modified to convert performance-based options to time-based options, and to change the vesting period for time-based options. All options now generally vest over a three-year period through March 2020 and expire 10 years from the date of grant.

        In connection with the modifications, the incremental fair value of each option was calculated at the date of the modification. This was achieved by calculating the fair value of each option immediately before and after the modification. For any option where the new fair value immediately after the modification was lower than the fair value immediately prior to the modification, no change was made to the original fair value. For those options where the fair value increased as a result of the modification, this incremental compensation cost will be recognized over the remaining requisite service period. As of fiscal year-end

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 7—Stock-Based Compensation (Continued)

2017, total unrecognized compensation expense for unvested options totaled $20.8 million, and will be recognized over the next three years.

        We recognized approximately $13.4 million, $118.4 million, and $0.6 million of compensation expense in the accompanying consolidated statements of operations during the fiscal years ended 2017, 2016, and 2015, respectively. As a result of the contingent nature of the performance-based options, no compensation expense had been recorded prior to their modification, resulting in a significant increase in compensation expense for the fiscal year ended 2016, primarily due to four employee's awards that were accelerated so that a portion of their options vested immediately. This resulted in a one-time non-cash charge of approximately $104.4 million in 2016.

        In connection with the dividend, pursuant to anti-dilution provisions in the Plan, the option strike price on outstanding options was reduced by the lesser of 70% of the original strike price or the per share amount of the dividend. Any difference between the reduction in strike price and dividend was paid in cash immediately for vested options, or will be paid as the unvested options outstanding as of May 17, 2016 vest over their requisite service period.

        A summary of the stock options is as follows (in thousands, except per share data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance, December 31, 2014	12,190	$0.18	7.80
Options granted	2,888	1.69
Options exercised	(1,254)	0.15
Options forfeited, cancelled	—	—
Options expired	—	—

Balance, December 31, 2015	13,824	$0.50	7.41
Options granted	417	20.16
Options exercised	(3,940)	0.15
Options forfeited, cancelled	(1,492)	0.29
Options expired	—	—

Balance, December 31, 2016	8,809	$1.62	5.99
Options granted	193	21.24
Options exercised	(394)	0.25
Options forfeited, cancelled	(1,333)	2.27
Options expired	(14)	18.51

Balance, December 30, 2017	7,261	$2.07	6.10

Options exercisable, December 30, 2017	3,653	$1.40	5.64

        The aggregate intrinsic value of options outstanding and exercisable options at fiscal year-end 2017 was approximately $78.1 million and $41.7 million, respectively.

        The total intrinsic value of stock options exercised was approximately $5.5 million, $82.4 million, and $4.5 for the fiscal years ended 2017, 2016, and 2015, respectively. The total fair value of stock options

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 7—Stock-Based Compensation (Continued)

vested was approximately $17.7 million, $105.7 million, and $0.3 million for the fiscal years ended 2017, 2016, and 2015, respectively.

        The following is a summary of our non-vested stock options (in thousands, except per share data):

	Shares Under Outstanding Options		Weighted Average Grant Date Fair Value
Non-Vested Options at January 1, 2017	7,281		$8.15
Granted	193		4.30
Forfeited	(1,304)	(a)	12.03
Vested	(2,562)		6.91

Non-Vested Options at December 30, 2017	3,608		$7.95

(a)
Amount does not include 28,853 of vested stock options cancelled in February 2017.

Note 8—Variable Interest Entities and Acquisition of Assets and Liabilities

        In July 2016, we entered into a secured promissory note with our exclusive Drinkware customization partner, Rambler On, to assist them with the acquisition of new equipment as they expand their operations. Under the terms of the note, we advanced to Rambler On up to $7.0 million for the acquisition of new equipment. The advancement period of the note ran through May 2017, at which time the note balance would convert to a 5 year note with principal and interest due monthly. The note accrued interest at 5.0%, matured in July 2022 and was secured by all the assets of Rambler On. As of fiscal year-end 2016, approximately $4.5 million had been advanced under the note.

        Additionally, in November 2016, we converted a portion of our accounts receivable from Rambler On's account receivable into a secured promissory note of $7.7 million. This note accrued interest at 5.0% with interest payments due monthly. The secured promissory note matured in November 2017. As of December 31, 2016, $6.5 million was outstanding under this secured promissory note.

        In fiscal year 2016, we determined we held a variable interest in Rambler On based on our assessment that Rambler On did not have sufficient resources to carry out its principal activities without our support. We examined specific criteria and used judgment to determine that we are the primary beneficiary of the VIE and therefore were required to consolidate Rambler On. We had no obligation to provide financial support to Rambler On.

        On May 16, 2017, an agreement was entered into by Rambler On and YCD, whereby YCD acquired substantially all assets and liabilities of Rambler On for $6.0 million. We paid the consideration for the acquisition by making a cash payment to Rambler On of $2.0 million on the closing and subsequently paying $0.9 million following the determination of the final assets sold as part of the acquisition. In addition, we issued a promissory note to Rambler On for a principal amount of $3.0 million with a two-year term and bearing interest at 5% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. As part of the acquisition, all of the notes outstanding prior to May 16, 2017 between YETI Coolers and Rambler On were forgiven.

        We have consolidated Rambler On effective August 1, 2016, and YCD effective May 16, 2017, therefore the financial results of Rambler On and YCD have been included in our consolidated financial

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 8—Variable Interest Entities and Acquisition of Assets and Liabilities (Continued)

statements as of those dates. All intercompany balances have been eliminated as of fiscal year-end 2017 and 2016.

Note 9—Related-Party Agreements

        We have entered into a management services agreement with our majority stockholder that provides for a management fee to be based on 1.0% of total sales not to exceed $750,000 annually plus certain out-of-pocket expenses. During each of the fiscal years ended 2017, 2016, and 2015, we incurred fees and out-of-pocket expenses under this agreement totaling approximately $0.8 million which were included in selling, general and administrative expenses.

        We lease warehouse and office facilities under various operating leases. One warehouse facility is leased from an entity owned by our Founders, Roy and Ryan Seiders. The lease, which is month to month and can be cancelled upon 30 days written notice, requires monthly payments of $8,700 and is included in selling, general and administrative expenses.

        In April 2016, we entered into an agreement with a minority stockholder (less than 1%), to provide strategic and financial advisory services for a fee of $3.0 million. The term of the agreement was fifteen months and the fee was due upon the consummation of a merger, sale, initial public offering, or other transaction. In 2016, we accrued the full amount payable under the agreement of $3.0 million in accrued liabilities, and subsequently reversed the full amount in August 2017 when the agreement term ended. No amounts were paid in 2016 or 2017 under this agreement.

Note 10—Commitments and Contingencies

        Total future minimum lease payments and commitments under non-cancelable agreements of YETI Holdings, Inc. at fiscal year-end 2017 are as follows (dollars in thousands):

Fiscal Year Ended	Total
2018	6,724
2019	7,305
2020	7,001
2021	5,173
2022	5,121
Thereafter	24,229

Total	$55,553

        Rent expense for the fiscal years ended 2017, 2016, and 2015 was $4.9 million, $1.6 million, and $0.8 million, respectively.

        As we are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits, net, the table does not include $0.8 million of such non-current liabilities included in other liabilities on our consolidated balance sheet as of December 30, 2017.

        We are subject to various claims and legal actions that arise in the ordinary course of business. Management believes that the final disposition of such matters will not have a material adverse effect on our financial position.

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 11—Benefit Plan

        We provide a 401(k)-defined contribution plan covering substantially all our employees, which allows for employee contributions and provides for an employer match. Our contributions totaled approximately $0.7 million, $0.4 million, and $0.2 million for the fiscal years ended 2017, 2016, and 2015, respectively.

Note 12—Segments

        We design, market, and distribute premium products for the outdoor and recreation market, which are sold under the YETI brand. We report our operations as a single reportable segment, and manage our business as a single-brand consumer products business. This is supported by our operational structure, which includes sales, research, product design, operations, marketing, and administrative functions focused on the entire product suite rather than individual product categories. Our chief operating decision maker does not regularly review financial information for individual product categories, sales channels, or geographic regions that would allow decisions to be made about allocation of resources or performance. For the fiscal year-ended 2017, we had sales in Canada and Australia that represented 1% of our total product sales. For the fiscal years ended 2016 and 2015, all sales of our products were within the United States. At fiscal year-end 2017 and 2016, approximately 2% and 1%, respectively, of our total assets were located outside the United States.

        For 2017, 2016, or 2015, our largest single customer represented approximately 14%, 10%, and 15% of sales, respectively. No other customer accounted for more than 10% of gross sales in any of 2017, 2016, or 2015.

        We are exposed to risk due to our concentration of business activity with certain third-party contract manufacturers of our products. For our hard coolers, our two largest suppliers comprised approximately 80% of our production volume during 2017. For our soft coolers, our two largest suppliers comprised of 94% of our production volume in 2017. For our Drinkware products, our two largest suppliers comprised of approximately 90% of our production volume during 2017. For our cargo and bags, one supplier accounted for all of our production volume of each product in 2017.

Note 13—Supplemental Statement of Cash Flows Information

        The net effect of changes in operating assets and liabilities on cash flows from operating activities is as follows (dollars in thousands):

	Fiscal Year Ended,
	2017	2016	2015
Accounts receivable, net	$(29,909)	$8,828	$(47,124)
Inventory	71,040	(150,646)	(70,612)
Other current assets	17,915	(2,992)	(10,713)
Accounts payable and accrued expenses	27,992	7,889	36,001
Taxes payable	(12,805)	12,959	13,929
Other	12,505	(11,476)	(130)

	$86,738	$(135,438)	$(78,649)

        We had $0.9 million noncash investing activities in 2017 related to the capitalization of account payable related to property and equipment. Non-cash financing activities during 2017 consisted of accrued dividends payable on unvested options, which total $2.2 million as of fiscal year-end 2017. Non-cash

YETI Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 13—Supplemental Statement of Cash Flows Information (Continued)

financing activities during 2016 consisted of accrued dividends payable on unvested options, which total $1.7 million as of December 31, 2016.

Note 14—Subsequent Events

        On January 8, 2018, there was a fire at one of our vendor's facilities. The inventory impacted has been dispositioned and the claim settled with the vendor's insurance company. A physical count of the inventory determined 205,988 units were at the facility during the fire. The inventory was determined to be a complete loss. The majority of the units were destroyed by a certified recycler near the vendor. The remaining units were shipped from the vendor to YETI's third-party logistics provider for scrap processing. The claim was settled with the vendor's insurance company on June 6, 2018 for $1.7 million.

        On February 6, 2018, we issued $5.0 million in letters of credit with a 4.0% annual fee.

        On March 5, 2018, we purchased 1.0 million shares of our common stock at $1.97 per share from one of our shareholders. The purchase price was below our current market value and did not trigger the requirements of ASC 505-30-30-2, "Allocation of Repurchase Price to Other Elements of the Repurchase Transaction." We accounted for the repurchase of common stock using the par value method, and we intend on holding these as treasury shares.

        On June 20 and June 29, 2018, our Board of Directors approved the grant of 3,545,590 restricted stock units under the Plan, as amended and restated, to various employees of the Company, which approvals became effective on June 23 and July 2, respectively. Each restricted stock unit represents the right to receive one share of our common stock in the future, subject to the occurrence of certain vesting criteria. Pursuant to the restricted stock unit agreements, the restricted stock units will become fully vested and nonforfeitable upon the occurrence of a change of control and the achievement of certain EBITDA targets for calendar years 2018 and 2019, provided that if a change of control occurs prior to the date on which our Board of Directors certifies that the applicable EBITDA target has been achieved, all restricted stock units that have not already been forfeited will become nonforfeitable and shares of our common stock will be delivered to the applicable grantee within 30 days of the restricted stock units becoming nonforfeitable. In order to receive their shares, the grantee must remain employed until the date of the change of control and must not have violated any of the terms of such grantee's non-competition agreement or other restrictive covenant agreements with us. The restricted stock units are not transferable or assignable. In connection with their receipt of restricted stock units, certain grantees forfeited stock options that we previously granted to them.

        We have evaluated all subsequent events for potential recognition and disclosure through July 16, 2018, the date the consolidated financial statements were available to be issued.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and stock exchange listing fee.

Amount to be paid
SEC registration fee		$12,450
FINRA filing fee		$15,500
Stock exchange listing fee			*
Transfer agent's fees and expenses			*
Printing expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with specified actions, suits, and proceedings, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

        Our current certificate of incorporation limits the liability of our directors for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for: (i) any breach of their duty of loyalty to our company or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which they derived an improper personal benefit. In addition, our current certificate of incorporation provides that we (i) will indemnify any person made, or threatened to be made, a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or, while a director or officer, is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise and (ii) must advance expenses paid or incurred by a director, or that such director determines are reasonably likely to be paid or incurred by him or her, in advance of the final disposition of any action, suit, or proceeding upon request by him or her.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. We expect to adopt a new amended and restated certificate of incorporation and amended and restated bylaws, which will become effective prior to the completion of this offering, and which will contain similar provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

        We have entered into indemnification agreements with our directors, executive officers and certain other officers and agents pursuant to which they are provided indemnification rights that are broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our directors, executive officers, and certain other officers and agents against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors, executive officers, and certain other officers and agents in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve on our behalf.

        The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we enter into with our directors, executive officers, and certain other officers and agents may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, executive officers, and certain other officers and agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made for breach of fiduciary duty or other wrongful acts as a director or executive officer and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Prior to the completion of this offering, we will enter into additional and enhanced insurance arrangements to provide coverage to our directors and executive officers against loss arising from claims relating to public securities matters.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

        The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        In the three years preceding the filing of this registration statement, we have not issued any securities in a transaction that was not registered under the Securities Act, other than the following.

Stock Plan-Related Issuances

        From January 1, 2015 through August 31, 2018, the Registrant granted to its directors, employees, consultants, and other service providers options to purchase an aggregate of 3,498,000 shares of common stock under the Registrant's 2012 Plan at exercise prices ranging from $0.60 to $22.65 per share, for an aggregate exercise price of approximately $17.4 million. Of the options granted during that time period, options to purchase an aggregate of 722,433 shares of common stock have been forfeited, of which options to purchase an aggregate of 263,000 shares of common stock were forfeited in connection with grants of restricted stock units (discussed below). As a result, of the options granted under the Registrant's 2012 Plan during the period from January 1, 2015 through August 31, 2018, there are currently outstanding options to purchase an aggregate of 2,775,567 shares of common stock, with an aggregate exercise price of approximately $4.7 million.

        In addition, during the period from January 1, 2015 through August 31, 2018, the Registrant granted to its directors, employees, consultants, and other service providers restricted stock units representing the right to receive an aggregate of 3,591,737 shares of common stock under the Registrant's 2012 Plan of which 3,553,487 remain outstanding as of August 31, 2018.

        From January 1, 2015 through August 31, 2018, the Registrant issued and sold to its directors, employees, consultants, and other service providers an aggregate of 4,991,582 shares of common stock (net of the cancellation of shares that would have otherwise been issuable but were withheld instead to satisfy payment of the exercise price and applicable tax withholding) upon the exercise of options under the 2012 Plan at exercise prices ranging from $0.15 to $1.90 per share (on a post-stock split, post 2016 dividend basis), for an aggregate purchase price of approximately $0.94 million (on a post-stock split, post 2016 dividend basis), paid in the form of cash or withheld shares of common stock.

Common Stock Issuances

        On December 31, 2015, the Registrant sold 104,000 shares of its common stock to two individuals at a purchase price per share of approximately $6.81 for aggregate gross proceeds of approximately $0.7 million in connection with its acquisition of certain intellectual property rights from Yeti Cycling, LLC.

        On September 14, 2015, the Registrant sold 62,000 shares of its common stock to Mr. Reintjes at a purchase price per share of approximately $4.09 for aggregate gross proceeds of approximately $0.3 million in connection with the commencement of Mr. Reintjes' employment (the terms of which are described in "Executive Compensation—Employment Agreements").

        The issuances of options, shares upon the exercise of options and common stock described above were deemed exempt from registration under Section 4(a)(2) of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(a)(2) of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Promissory Note

        On May 16, 2017, the Registrant acquired substantially all of the assets and liabilities of Rambler On, at the time the Registrant's exclusive drinkware customization partner, for $6.0 million, or the Acquisition. In connection with the Acquisition, the Registrant issued, among other consideration, a promissory note bearing interest at 5.0% per annum. The promissory note is for an aggregate principal amount of $3.0 million and has a two-year term, with $1.5 million due on each of May 16, 2018 and May 16, 2019, respectively. The issuance of the promissory note was deemed exempt from registration under Section 4(a)(2) of the Securities Act. The promissory note is a restricted security for purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

        The exhibits and financial statement schedules filed as part of this registration statement are as follows:

  (a)
  Exhibits

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement

3.1		Certificate of Incorporation of YETI Holdings, Inc., as currently in effect

3.2	*	Form of Amended and Restated Certificate of Incorporation of YETI Holdings, Inc., to be in effect upon the completion of this offering

3.3		Bylaws of YETI Holdings, Inc., as currently in effect

3.4	*	Form of Amended and Restated Bylaws of YETI Holdings, Inc., to be in effect upon the completion of this offering

4.1		Form of Stockholders Agreement, by and among YETI Holdings, Inc., Cortec Management V, LLC, as managing general partner of Cortec Group Fund V, L.P., and certain holders of YETI Holdings, Inc. capital stock party thereto, to be in effect upon the completion of this offering

4.2	*	Form of Registration Rights Agreement, by and among YETI Holdings, Inc., Cortec Group Fund V, L.P. and certain holders of YETI Holdings, Inc. capital stock party thereto, to be in effect upon the completion of this offering

5.1		Form of Opinion of Jones Day

10.1	+	Employment Agreement, dated as of September 14, 2015, by and between YETI Coolers, LLC and Matthew J. Reintjes

10.2	+	Amendment No. 1 to Employment Agreement, dated as of December 31, 2015, by and between YETI Coolers, LLC and Matthew J. Reintjes

10.3	*+	Amended and Restated Employment Agreement, dated as of , 2018, by and between YETI Coolers, LLC and Matthew J. Reintjes

10.4	+	Employment Agreement, dated as of June 25, 2018, by and between YETI Coolers, LLC and Paul Carbone

10.5	+	Employment Agreement, dated as of August 17, 2015, by and between YETI Coolers, LLC and Bryan C. Barksdale

Exhibit Number		Exhibit Description
10.6	+	Employment Agreement, dated as of November 6, 2015, by and between YETI Coolers, LLC and Richard J. Shields

10.7	+	Confidential Transition and Release Agreement, dated as of March 1, 2018, by and between YETI Coolers, LLC and Richard J. Shields

10.8	+	Consulting Agreement, dated as of June 1, 2018, by and between YETI Coolers, LLC and Richard J. Shields

10.9	+	YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan (Amended and Restated June 20, 2018)

10.10	+	Amended and Restated Nonqualified Stock Option Agreement with Roy Seiders under the 2012 Equity and Performance Incentive Plan

10.11	+	Amendment No. 1 to Amended and Restated Nonqualified Stock Option Agreement with Richard J. Shields under the 2012 Equity and Performance Incentive Plan

10.12	+	Form of Amended and Restated Nonqualified Stock Option Agreement under the 2012 Equity and Performance Incentive Plan

10.13	+	Option Adjustment Letter with Roy Seiders, dated as of May 19, 2016

10.14	+	Form of Option Adjustment Letter, dated as of May 19, 2016

10.15	+	Form of Restricted Stock Unit Agreement under the YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan (Amended and Restated June 20, 2018)

10.16	+	YETI Coolers, LLC Senior Leadership Severance Benefits Plan

10.17	+	YETI Holdings, Inc. 2018 Equity and Incentive Compensation Plan

10.18	+	Form of Non-Employee Director Restricted Stock Unit Agreement under the 2018 Equity and Incentive Compensation Plan

10.19	+	Form of Non-Employee Director Deferred Stock Unit Agreement under the 2018 Equity and Incentive Compensation Plan

10.20	+	YETI Holdings, Inc. Non-Employee Director Compensation Policy

10.21	+	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers

10.22		Credit Agreement, dated as of May 19, 2016, by and among YETI Holdings, Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent

10.23		First Amendment to Credit Agreement, dated as of July 17, 2017, by and among YETI Holdings, Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent

10.24		Advisory Agreement, dated as of June 15, 2012, by and between YETI Coolers, LLC and Cortec Management V, LLC

10.25	*	Agreement Relating to Termination of Advisory Agreement, dated as of , 2018, by and between YETI Coolers, LLC and Cortec Management V, LLC

10.26		Form of Supply Agreement

21.1		Subsidiaries of YETI Holdings, Inc.

23.1		Consent of Jones Day (included in Exhibit 5.1)

23.2		Consent of Grant Thornton LLP

24.1		Power of Attorney (included on signature page hereto)

Exhibit Number	Exhibit Description
99.1	Consent of Director Nominee (Jeffrey A. Lipsitz)

99.2	Consent of Director Nominee (Dustan E. McCoy)

99.3	Consent of Director Nominee (Robert K. Shearer)

*
To be filed by amendment.

+
Indicates a management contract or compensation plan or arrangement.
  (b)
  Financial Statement Schedules

        All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto. See the Index to Financial Statements included on page F-1 for a list of the financial statements and schedules included in this registration statement.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on September 27, 2018.

YETI HOLDINGS, INC.
By:	/s/ MATTHEW J. REINTJES
Matthew J. Reintjes
President and Chief Executive Officer

POWER OF ATTORNEY

        Know all men by these presents, that each of the undersigned directors and officers of the registrant hereby constitutes and appoints each of David L. Schnadig, Matthew J. Reintjes, Paul C. Carbone, and Bryan C. Barksdale with full power of substitution and resubstitution, as the true and lawful attorney-in-fact or attorneys-in-fact of the undersigned to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ MATTHEW J. REINTJES Matthew J. Reintjes	President and Chief Executive Officer, Director (Principal Executive Officer)	September 27, 2018
/s/ PAUL C. CARBONE Paul C. Carbone	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 27, 2018
/s/ MICHAEL E. NAJJAR Michael E. Najjar	Director	September 27, 2018
/s/ EUGENE P. NESBEDA Eugene P. Nesbeda	Director	September 27, 2018

Name	Title	Date

/s/ DAVID L. SCHNADIG David L. Schnadig	Director	September 27, 2018
/s/ ROY J. SEIDERS Roy J. Seiders	Director	September 27, 2018